As confidentially submitted to the Securities and Exchange Commission on September 8, 2016

This draft registration statement has not been publicly filed with the United States Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TURBO TRAVEL HOLDING B.V.1

(Exact Name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s Name into English)

The Netherlands	4700	Not Applicable
(State or other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Benningsen-Platz 1

40474 Düsseldorf

Federal Republic of Germany

+49 211 54065110

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Expedia, Inc.

333 108th Avenue NE

Bellevue, WA 98004

(425) 679-7200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

David C. Boles Latham & Watkins (London) LLP 99 Bishopsgate London EC2M 3XF United Kingdom +44 (20) 7710-1000	Marc D. Jaffe Marcus C. Funke Latham & Watkins LLP 885 Third Avenue New York, NY 10017 (212) 906-1200	Stuart M. Cable Richard A. Kline Joseph C. Theis Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 (617) 570-1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Ordinary shares, per share	$	$

(1)	Estimated solely for purpose of calculating the amount of registration fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of additional ordinary shares that may be acquired by the underwriters.
(3)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

[1]	In connection with this offering, we intend to change our corporate form from a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) into a Dutch public limited company (naamloze vennootschap) and to change our corporate name from Turbo Travel Holding B.V. to trivago N.V. at the time of completion of this offering. Upon this change, the historical consolidated financial statements of trivago GmbH included in this Registration Statement will become the historical consolidated financial statements of trivago N.V.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                    , 2016

PRELIMINARY PROSPECTUS

             Shares

TURBO TRAVEL HOLDING B.V.

Ordinary Shares

$             per share

This is the initial public offering of our ordinary shares. We are selling              of our ordinary shares, and certain of our existing shareholders named in this prospectus (the “Selling Shareholders”) are selling            of our ordinary shares in this offering. We will not receive any proceeds from the sale of ordinary shares by the Selling Shareholders. No public market currently exists for our ordinary shares. We currently expect the initial public offering price to be between $            and $            per share.

We intend to apply to have our ordinary shares listed on              , under the symbol “TRVG.”

Investing in our ordinary shares involves risks. See “Risk factors” beginning on page 16.

We are a “controlled company” under the corporate governance rules of      .

We are both an “emerging growth company” and a “foreign private issuer” under applicable Securities and Exchange Commission rules and will be eligible for reduced public company disclosure requirements. See “Prospectus summary—Implications of being an ‘emerging growth company’ and a ‘foreign private issuer.’”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public Offering Price	$	$

Underwriting Discount(1)	$	$

Proceeds to us (before expenses)	$	$

Proceeds to the Selling Shareholders (before expenses)	$	$
(1)	We refer you to “Underwriting” for additional information regarding underwriting compensation.

The underwriters may also exercise their option to purchase up to              additional ordinary shares from us and an additional             ordinary shares from the Selling Shareholders at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.

The underwriters expect to deliver the shares to purchasers on or about                    , 2016 through the book-entry facilities of The Depository Trust Company.

J.P. Morgan

The date of this prospectus is                     , 2016

For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction other than the United States where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our ordinary shares and the distribution of this prospectus outside the United States.

We are incorporated in the Netherlands, and many of our outstanding securities are owned by non-U.S. residents. Under the rules of the U.S. Securities and Exchange Commission, or SEC, we are currently eligible for

i

treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

We are responsible for the information contained in this prospectus. Neither we nor the Selling Shareholders have authorized anyone to provide you with different information, and neither we nor the Selling Shareholders take responsibility for any other information others may give you. We, the Selling Shareholders, and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than its date.

ii

Prospectus summary

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all the information that may be important to you, and we urge you to read this entire prospectus carefully, including the “Risk factors,” “Business” and “Management’s discussion and analysis of financial condition and results of operations” sections and our consolidated audited and condensed consolidated unaudited financial statements, including the notes thereto, included in this prospectus, before deciding to invest in our ordinary shares.

Overview

Our business

trivago is a leading global hotel metasearch marketplace. Our mission is to “be the traveler’s first and independent source of information for finding the ideal hotel at the lowest rate.” We are focused on reshaping the way travelers search for and compare hotels, while enabling hotel advertisers to grow their businesses by providing access to a broad audience of travelers. In the twelve months ended June 30, 2016, we tracked approximately 1.2 billion visits to our websites and apps and offered access to approximately 1.2 million hotels in over 190 countries.

Our brand positions us as a key starting point for travelers searching for their ideal hotel. Our online marketplace allows travelers to identify their ideal hotel via our fast and intuitive search function, providing a deep supply of hotels, transparent price comparison, pictures, ratings and other relevant information. In the twelve months ended June 30, 2016, we provided room prices from an average of ten advertisers per hotel, with the cheapest advertiser offering a price on average 19% lower than the most expensive advertiser.

Hotel advertisers, which include online travel agencies, or OTAs, hotel chains and independent hotels, advertise their inventory on our global marketplace on a “cost-per-click,” or CPC, basis, whereby an advertiser is charged when a user clicks on an advertised rate for a hotel and is redirected to that advertiser’s website where the user can complete the booking. We believe that the number of travelers accessing our websites and apps makes us an important and scalable marketing channel for our advertisers. Additionally, our ability to refine user intent through our search function allows us to provide advertisers with transaction-ready referrals. Our CPC bidding function enables advertisers to influence their own return on investment and the volume of referral traffic we generate for them.

Rigorous analysis and application of data and technology are critical parts of our DNA. Within our marketplace, we capture a large amount of data on how users search on and engage with our site, enabling us to continually test new features and the effectiveness of existing ones, refine our search algorithms and thereby improve our products. Our application of data-led improvement and innovation also informs our marketing strategy, including efforts to optimize our marketing spend.

Our marketplace can be accessed globally via 55 localized websites and apps in 33 languages. Users search our marketplace on desktop and mobile devices using a single user interface for a consistent user experience. In June 2016, our revenue from mobile websites and apps exceeded that from our desktop websites for the first time, consistent with an expected longer term shift towards mobile.

We have grown significantly since our incorporation in 2005. In the year ended December 31, 2015, we generated revenue of €493.1 million, representing growth of 59.4% over the €309.3 million generated in the year ended December 31, 2014. For the years ended December 31, 2015 and 2014, we had net losses of €39.4 million and €23.1 million, respectively. For the years ended December 31, 2015 and 2014, our adjusted EBITDA was €(1.1) million and €3.5 million, respectively. See “Selected consolidated financial data” for an additional description of adjusted EBITDA and a reconciliation of adjusted EBITDA to net loss.

Our industry

The development of our industry is influenced by several key factors.

Large and growing travel market

According to our analysis based on Phocuswright data, global travel spend grew to an estimated $1.1 trillion in 2015, representing a compound annual growth rate, or CAGR, of 4.7% since 2010, outpacing average global economic growth of 2.9% per year in the same period.

Growth in hotel spend

According to our analysis based on Phocuswright data, global hotel spend grew to $383 billion in 2015, representing a CAGR of 4.4% since 2010, to become 35% of the total travel market. Hotels have responded to rising demand by increasing capacity and investing in the overall attractiveness and quality of their hotels while increasing their marketing spend.

Offline to online shift in hotel distribution

Leisure and business travelers are increasingly moving their purchase activity online. According to our analysis based on Phocuswright data, in 2010, the total percentage of hotels booked online globally was 22%, with the United States having the highest penetration at 31%, followed by Europe at 21%, the Asia-Pacific region, or APAC, at 18% and the Middle East at 7%. By 2015, these figures grew to 33% globally and 36%, 35%, 29% and 25% in the United States, Europe, APAC and the Middle East, respectively.

Against this backdrop, hotels are increasingly moving distribution and associated advertising spend to online channels. According to our analysis based on Phocuswright data, hotels have increased their online booking volume from $69 billion in 2010 to $124 billion in 2015.

Hotel metasearch as an increasingly important tool for consumers and advertisers

Metasearch has attained an increasingly prominent role in the hotel booking value chain as a tool enabling users to navigate through multiple hotel booking options simultaneously and compare prices. Metasearch aggregates fragmented travel data across the Internet into one place, resulting in transparency of price and quality, allowing consumers to make informed decisions. Metasearch offers advertisers access to a large pool of transaction-ready consumers, which encourages OTAs, hotel chains and independent hotels to advertise on metasearch sites for the purpose of driving bookings. U.S. leisure travelers have increasingly favored metasearch services, with usage growing from 14% in 2011 to 28% in 2013. In the United States, travelers aged 18 to 34 are almost twice as likely to use a metasearch site versus those 35 and older, according to Phocuswright.

Increasing usage of mobile

Global mobile data traffic has grown substantially in recent years, achieving a 74% growth rate in 2015 over 2014, and is expected to grow at a 53% CAGR from 2015 to 2020. This trend has also impacted the share of mobile travel bookings, which from 2013 to 2015 increased from 10% of total online travel bookings to 27% in the United States, 11% to 20% in Europe and 12% to 20% in APAC, according to Phocuswright. In 2016, it is estimated that 73% of American travelers will use a mobile device to research a trip, of which 91% will use a smartphone. The secular shift towards mobile usage is especially strong among younger generations, as they trend towards greater mobile-based travel purchases.

Evolving traveler behavior

Travelers are increasingly prioritizing “experience,” with 71% of travelers globally willing to go over their allocated budget if they come across interesting travel experiences. We believe the choice of accommodation is becoming more meaningful to consumers as it is a way of customizing the travel experience. In addition, barriers to travel are decreasing as new international low-fare airline options have made it more affordable to fly around the world. Low cost carriers control approximately 25% of the air travel market and are growing at above-industry-average rates. Younger generations are taking more trips on average, with millennials expected to take 7.2 trips per year, compared to Generation X, or persons aged approximately 35 to 52, and Baby Boomers, or persons aged approximately 52 to 70, each expected to take 6.6 trips per year in 2016.

The trivago marketplace

We believe that our marketplace is reshaping hotel discovery for our users, while changing the way hotel advertisers identify, engage with and acquire travelers.

Our search function forms the core of our user experience. It captures user intent and preferences and, as of June 30, 2016, provided them with access to approximately 1.2 million hotels worldwide. It collates a large amount of information from multiple sources and gives each user what we believe to be the optimal basis to make a decision. We help users to convert initial interest into a clear and specific booking intention.

We enable hotel advertisers to advertise offers for each individual hotel. By placing bids in our CPC-based bidding system, each advertiser can influence the likelihood that traffic is driven to its site. Advertisers can reach a broad global audience while generating targeted, transaction-ready referrals.

Key benefits for users

Global aggregation of real-time hotel supply

We aggregate hotel availability from a range of advertisers globally. This supply is continually updated in or near real time, so users can view current availability from a broad range of advertisers. We believe travelers use our marketplace as their entry point for hotel research, confident that they receive comprehensive coverage of their options to book a hotel.

Tailored hotel search function

Our search function is designed to enable individual users to find their ideal hotel. We personalize results based on a user’s search terms, selected filters and other interactions with our website. In addition, we aggregate and analyze multiple sources of information to build a profile for each individual hotel. Our search algorithms, which are refined by millions of searches each day, create matches amongst the two sets of information.

Transparent price comparison

Our depth of advertisers means that users were able to choose from more than ten advertisers per hotel on average in the twelve months ended June 30, 2016. Our algorithm selects the lowest available price for each hotel and displays room types with a broad range of pricing options available from our advertisers. This reduces the need for travelers to spend time searching across multiple websites and apps to confirm the lowest available rate.

Deep content and information on hotels

We obtain hotel information from many sources, such as travel booking sites, hotel websites, review sites, directly from hotels and internal resources. This information includes pictures, descriptions, reviews, ratings, amenities and room types. We condense and enrich this information. For example, our rating score distills multiple sources of review information and combines them into a single score.

Key benefits for advertisers

Broad traveler reach

We offer advertisers a highly scalable channel of travelers, given our broad presence across multiple geographies and languages. Additionally, for many travelers, we believe we are the entry point to their hotel search, enabling advertisers to engage with potential new customers.

Delivery of transaction-ready referrals

We provide advertisers with motivated travelers who have proactively expressed their specific intent via our search function. Due to the breadth of hotel information we provide, travelers referred by trivago often already have a comprehensive understanding of the hotel and its offerings.

Market-driven, referral-based pricing structure

We believe our advertisers value the flexibility to control the pricing and volume of referrals they generate from our marketplace. The transparency of our model makes it easy for advertisers to evaluate the performance of their spend and to influence their own return on investment.

Improve advertisers’ competitiveness

Hotel advertisers have varying levels of experience, scale and resources to dedicate to their marketing efforts. We provide our advertisers with advice, actionable data insights and advertiser tools to help them optimize their investment on our marketplace.

Our strengths

We believe that our competitive advantages are based on the following key strengths:

Industry-leading product and user experience

We believe that we provide the most effective and intuitive hotel search tool for travelers. We have invested in our product over many years and continue to spend significant time and resources on further refining our websites and apps to provide the best possible user experience. We regularly test and refine multiple aspects of our websites and apps, believing that incremental enhancements over time add up to improvements in overall user experience. This approach benefits both our users and advertisers by enabling more satisfying and effective engagement with our search-driven marketplace.

Significant scale

We have achieved significant scale, with approximately 1.2 million hotels available on our marketplace as of June 30, 2016, supported by 55 localized versions of our website served in 33 languages. Additionally, we believe we work with almost all significant international, regional and local OTAs. In the twelve months ended June 30, 2016, we tracked approximately 1.2 billion visits to our websites and apps. Bringing together advertisers and users at this scale creates powerful network effects, improving the quality of the trivago experience for all parties.

Powerful data and analytics

We capture large amounts of data across our marketplace, including traveler data, advertiser data, publicly available content and data on how travelers and advertisers interact with our marketplace. Our ability to analyze and rapidly respond to this data enables us to continuously improve our marketplace.

High brand recognition and user loyalty

We have continuously invested in our brand over many years and have achieved strong brand recognition globally. Our brand drives traffic to our site by underpinning the connection travelers make between trivago and hotel search. This directly supports our position as users’ entry point to hotel discovery, with more than 50% of our traffic coming from branded sources in 2015 and the first half of 2016. Additionally, we believe that our brand traffic improves the effectiveness of our marketplace to advertisers, as our internal data indicates that the conversion rates of our referrals are higher from branded than non-branded traffic for the advertisers included in our research. Our research shows that our aided brand awareness in May 2016 in Italy, Spain, Germany, the United Kingdom, France and the United States was 93%, 88%, 86%, 82%, 79% and 63%, respectively.

Scalable business model

We have a highly scalable business model that enables us to grow rapidly and efficiently. We can expand within current markets as well as into new markets, while incurring limited incremental investment in infrastructure, benefitting in part from our existing scale and common global platform.

Corporate culture

We believe that our entrepreneurial corporate culture and flat organizational structure are key ingredients in our success. These have been designed to reflect the fast moving technology space in which we operate, as well as our determination to remain pioneers in our field. Our employees act as entrepreneurs in their areas of responsibility, continuously striving for innovation and improvement. We encourage our employees to regularly take on new challenges within the company to broaden their perspectives, accelerate their learning, ensure a high level of motivation and foster communication. Cultural fit is a key part of our recruiting process, as we seek to hire individuals comfortable working in a flat organizational structure that rewards those who take initiative and continually seek to understand and learn, take risks and innovate. We regard failure as an opportunity to learn and inform improved approaches going forward.

Our strategy

Our strategy is shaped by our mission “to be the traveler’s first and independent source of information for finding the ideal hotel at the lowest rate.” We run our business and set our priorities and strategy according to our mission.

... traveler’s ...

We designed our marketplace to be useful for every traveler with every reason to travel. We focus on continuing to optimize our websites and apps, ensuring their intuitive navigation and high performance.

... first ...

We want to be the starting point for travelers seeking to discover their ideal hotel at the lowest rate. We believe we provide a valuable service to travelers, allowing them to quickly and effectively navigate a crowded hotel booking ecosystem. We intend to be each traveler’s first source of hotel information by growing our engagement with travelers through continuous investment in both online and offline marketing to build our brand efficiently and drive strong user acquisition and retention. We plan to continue to enhance our mobile offerings and user engagement on mobile devices, thereby further increasing access for travelers to our services anytime and anywhere.

... and independent ...

We believe we have created a marketplace that is fair and transparent for users, offering them a powerful tool to easily access information in the complex hotel market. We provide users the information so they can independently decide where to stay.

... source of information ...

We focus on providing information to our users rather than selling them products or services. We support travelers’ searches by aggregating hotel information from across the Internet and displaying it in a simple, easy to navigate format. We also intend to continue growing our number of direct relationships with hotels, thereby increasing the volume and quality of information we can provide to travelers. We believe that it is crucial to the success of our user experience that we provide comprehensive, relevant and easily accessible information.

... finding the ideal ...

We believe there is an ideal hotel for every traveler. We aim to continuously optimize our search algorithms to consistently deliver hotel suggestions to each of our users for each specific stay so they can find their ideal hotel. While we believe we offer a best-in-class hotel search experience, we acknowledge there is the opportunity for further innovation in the areas of search personalization and hotel categorization and rating. We are investing in new technologies like semantic search to continuously improve our users’ discovery experience and may explore additional technology-led acquisitions going forward.

... hotel ...

We are focused on the hotel sector. Our marketplace and algorithms are optimized to display and match users with specific hotel characteristics. As our technology is advancing and traveler preferences are shifting, we increasingly complement our hotel offerings with other forms of accommodation that are relevant to our users.

... at the lowest rate.

Providing the lowest rate to our users is at the core of what we do. Our ability to provide pricing transparency by identifying the lowest available rates from our advertisers is driven in part by the large number of advertisers on our platform. As we continue building out our advertiser base globally and supporting advertisers in efficiently using our marketplace, this should help provide travelers with consistently low prices across our supply of available hotels.

Relationship with Expedia, Inc.

Expedia, Inc. and its affiliates, or Expedia, our controlling shareholder, owned 63.5% of our members’ equity as of August 31, 2016. Day to day, we operate our business as a stand-alone and independent member of the Expedia family of companies, including independent testing and development of our technology, our marketing strategy and our efforts to grow our user and advertiser base. We maintain arms’ length commercial relationships on customary terms with brands within the Expedia group of companies in their capacities as advertisers on our marketplace. In the year ended December 31, 2015, Expedia accounted for 39% of our revenue.

As further discussed in “Related party transactions,” Expedia has historically provided (or augmented our own), and will continue to provide (or augment our own), certain corporate shared services, including within the legal, tax, treasury, audit and corporate development areas, as well as hosting all of the servers we use that are located within the United States.

Corporate conversion

The diagram below depicts our corporate structure to be in place immediately following the completion of this offering (assuming the completion of the corporate matters discussed below):

Turbo Travel Holding B.V. is a newly formed Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) that upon completion of this offering will act as a holding company of trivago GmbH, the historical operating company of the trivago group. Prior to the completion of this offering, we intend to convert from a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) into a public limited company (naamloze vennootschap) under Dutch law, pursuant to a deed of amendment and conversion, and to change our corporate name to trivago N.V.

Prior to this offering, Expedia owned 63.5% and Mssrs. Schrömgens, Vinnemeier and Siewert owned 36.5%, in aggregate, of the equity of trivago GmbH. Prior to completion of this offering, trivago GmbH and Turbo Travel B.V., a newly formed wholly owned subsidiary of trivago N.V., will consummate a cross-border merger with Turbo Travel B.V as the surviving entity. In this prospectus, unless the context otherwise requires, the terms “we,” “us,” “our,” “trivago” and the “Company,” when used in a historical context, refer to trivago GmbH and its consolidated subsidiaries, prior to the corporate reorganization and the transactions being entered into in connection with this offering as described herein. When used in the present tense, the terms “we,” “us,” “our,” “trivago” and the “Company” refer to trivago N.V. and its consolidated subsidiaries, following the corporate reorganization and the transactions described herein.

Prior to this offering, the owners of Turbo Travel B.V. will contribute their respective interests in Turbo Travel B.V. to Turbo Travel Holding B.V. and the name of Turbo Travel Holding B.V. will be changed to trivago N.V. In exchange for this contribution (and after giving effect to this offering), trivago N.V. will wholly own Turbo Travel B.V.

The actions described in this section are referred to herein as the “corporate conversion.” We intend to finalize our corporate conversion, in one or more steps, prior to completion of this offering and on the condition that we complete this offering. Following completion of this offering and the corporate conversion, trivago N.V., the issuer of ordinary shares in this offering, will act as a holding company whose sole material asset will consist of shares in Turbo Travel B.V.

Following the completion of this offering, assuming an offer price of $             per share, which is the midpoint of the price range set forth on the cover of this prospectus, the ownership of trivago N.V. will be as follows:

	Assuming the underwriters’ option to purchase additional ordinary shares is not exercised:	Assuming the underwriters’ option to purchase additional ordinary shares is exercised in full:
Expedia	%	%
Mssrs. Schrömgens, Vinnemeier and Siewert, collectively	%	%
Public Shareholders	%	%

Total	100.0%	100.0%

Our principal executive offices are located at Benningsen-Platz 1, 40474 Düsseldorf, Federal Republic of Germany. Our telephone number at this address is +49 211 5406 5110.

Our website address is www.trivago.com. We also maintain localized versions of our website. The information contained on, or that can be accessed through, our websites is not a part of, and shall not be incorporated by reference into, this prospectus. We have included our website address as an inactive textual reference only.

Risks associated with our business

Our business is subject to a number of risks of which you should be aware before making an investment decision. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under the “Risk factors” section of this prospectus in deciding whether to invest in our securities. Among these important risks are the following:

•	our ability to effectively manage our growth;

•	we may not be able to maintain our historical growth rates;

•	global political and economic instability and other events beyond our control;

•	increasing competition and consolidation in our industry;

•	our advertiser concentration;

•	our counterparties may default on their performance obligations;

•	our ability to maintain and increase our brand awareness and brand strength;

•	our ability to maintain and/or expand relationships with, and develop new relationships with, hotel chains and independent hotels as well as OTAs;

•	our material weakness in our internal control over financial reporting and our ability to establish and maintain an effective system of internal control over financial reporting;

•	our reliance on search engines, which may change their algorithms;

•	our reliance on third-party technology;

•	our ability to attract, train and retain executives and other qualified employees;

•	our entrepreneurial culture and decentralized decision making; and

•	our status as a “controlled company” and our relationship with Expedia.

Implications of being an “emerging growth company” and a “foreign private issuer”

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or JOBS Act. As such, we are eligible, for up to five years, to take advantage of certain exemptions from various reporting requirements that are applicable to other publicly traded entities that are not emerging growth companies. These exemptions include:

•

the ability to present more limited financial data, including presenting only two years of audited financial statements and only two years of selected financial data in the registration statement on Form F-1 of which this prospectus is a part;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002;

•

not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board, or PCAOB, regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

•	not being required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency” and “say-on-golden parachutes;” and

•

not being required to disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the completion of this offering or such earlier time that we are no longer an emerging growth company. As a result, we do not know if some investors will find our ordinary shares less attractive. The result may be a less active trading market for our ordinary shares, and the price of our ordinary shares may become more volatile.

Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 13(a) of the Exchange Act, for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to irrevocably opt out of this extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Under federal securities laws, our decision to opt out of the extended transition period is irrevocable.

We will remain an emerging growth company until the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion; (ii) the last day of the fiscal year following the fifth anniversary of the date of this offering; (iii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iv) the date on which we have issued more than $1 billion in non-convertible debt securities during any three-year period.

Upon consummation of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•

the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specific information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer and will instead be permitted to follow our home country practice on such matters.

Status as a “controlled company”

Upon the closing of this offering, Expedia will own approximately              ordinary shares, or         %, of our issued and outstanding ordinary shares. As a result, we will remain a “controlled company” within the meaning of the listing rules and therefore we are eligible for, and, in the event we no longer qualify as a foreign private issuer, we intend to rely on, certain exemptions from the corporate governance listing requirements, of             . See “Management—Controlled company exemption.”

The offering

Ordinary shares offered by us	ordinary shares

Ordinary shares offered by the Selling Shareholders	ordinary shares

Ordinary shares to be outstanding after this offering	ordinary shares ( ordinary shares if the underwriters exercise their option to purchase additional ordinary shares from us and the Selling Shareholders in full)

Option to purchase additional shares	We and the Selling Shareholders have granted the underwriters an option to purchase up to additional ordinary shares from us and an additional ordinary shares from the Selling Shareholders within 30 days of the date of this prospectus.

Selling Shareholders	. Expedia will not sell any ordinary shares in this offering.

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million, assuming an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of ordinary shares by the Selling Shareholders.

We intend to use the net proceeds from this offering to fund investments in technology, strategic acquisitions, working capital to support growth and other general corporate purposes. We have not entered into any agreements or commitments with respect to any acquisitions or investments at this time. See “Use of proceeds.”

Dividend policy	The amount of any distributions will depend on many factors, including our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors our board deems relevant. We do not anticipate paying any dividends in the foreseeable future.

Lock-up agreements	We have agreed with J.P. Morgan Securities LLC, as representative of the several underwriters, subject to certain exceptions, not to sell or dispose of any of our ordinary shares or securities convertible into or exchangeable or exercisable for our ordinary shares until 180 days after the date of this prospectus. Our Selling Shareholders, our controlling shareholder, members of our senior management and our board members have agreed to similar lock-up restrictions for a period of 180 days. See “Underwriting.”

Listing	We intend to apply to list our ordinary shares on under the symbol “TRVG.”

The number of our ordinary shares to be outstanding after this offering is based on             shares outstanding as of                     , 2016 and excludes              shares issuable upon the exercise of share options outstanding as of                     , 2016 at a weighted average exercise price of €             ($            ) per share.

Unless otherwise indicated, all information contained in this prospectus assumes or gives effect to:

•	no exercise of the outstanding options described above after , 2016;

•	the corporate conversion;

•	the share capital adjustment described in “Corporate structure—Corporate conversion and holding company structure;” and

•	no exercise by the underwriters of their option to purchase additional ordinary shares in this offering.

Summary consolidated financial data

The following summary consolidated statement of operations and balance sheet data for the fiscal years ended December 31, 2015 and 2014 have been derived from our audited consolidated financial statements included elsewhere in this prospectus.

The following table also contains translations of euro amounts into U.S. dollars as of and for the fiscal year ended December 31, 2015. These translations are solely for the convenience of the reader and were calculated at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank in New York on the period-end date for the applicable period, which as of December 31, 2015 was €1.00 = $1.0859. You should not assume that, on that or any other date, one could have converted these amounts of euro into U.S. dollars at this or any other exchange rate.

The financial data set forth below should be read in conjunction with, and is qualified by reference to, “Selected consolidated financial data,” “Management’s discussion and analysis of financial condition and results of operations” and the consolidated financial statements and notes thereto included elsewhere in this prospectus. Our historical results do not necessarily indicate results expected for any future period.

	Year ended December 31,
(in millions)	2015	2015	2014
	(unaudited)

Consolidated statement of operations:
Revenue	$324.6	€298.9	€209.1
Revenue from related party	210.9	194.2	100.2

Total revenue	535.5	493.1	309.3
Costs and expenses:
Cost of revenue, including related party(1)	3.1	2.9	1.4
Selling and marketing(1)	510.0	461.3	286.3
Technology and content(1)	31.2	28.7	15.4
General and administrative(1)	19.7	18.1	6.5
Amortization of intangible assets	32.6	30.0	30.0

Operating income (loss)	(52.1)	(47.9)	(30.3)

Other income (expense):
Interest expense	(0.1)	(0.1)	(0.0)
Other, net	(2.9)	(2.7)	(1.4)

Total other income (expense), net	(3.0)	(2.8)	(1.4)

Income (loss) before income taxes	(55.1)	(50.7)	(31.7)
Benefit for income taxes	(12.3)	(11.3)	(8.6)

Net loss	(42.8)	(39.4)	(23.1)
Net income attributable to noncontrolling interests	0.3	0.3	—

Net loss attributable to trivago GmbH	$(42.5)	€(39.1)	€(23.1)

Basic and diluted earnings per share(2)

(1)	Includes share-based compensation expense as follows:

	Year ended December 31,
(in millions)	2015	2015	2014
	(unaudited)
Cost of revenue, including related party	$0.2	€0.2	€—
Selling and marketing	3.7	3.4	1.1
Technology and content	4.9	4.5	1.2
General and administrative	6.5	6.0	0.1

(2)	Information to be provided upon our conversion to a Dutch public limited company (naamloze vennootschap). Refer to “Corporate conversion” for a description of the change in capital structure to be consummated upon completion of this offering.

Balance sheet data:

	As of December 31,
(in millions)	2015	2015	2014
	(unaudited)
Cash	$19.1	€17.6	€6.1
Total assets	823.1	758.0	750.3
Total current liabilities	75.7	69.7	15.5
Retained earnings (accumulated deficit)	(140.3)	(129.2)	(90.0)
Total members’ equity	675.8	622.3	664.6

Risk factors

You should carefully consider the risks described below before making an investment decision. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition, results of operations or prospects could be materially and adversely affected by any of these risks. The trading price and value of our ordinary shares could decline due to any of these risks, and you may lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

Risks related to our industry and business

Our failure to manage our growth effectively could negatively affect our corporate culture, harm our ability to attract and retain key personnel and adversely impact our results of operations and future growth.

Our entrepreneurial and collaborative culture is important to us, and we believe it has been a major contributor to our success. We may have difficulties maintaining our culture or adapting it sufficiently to meet the needs of our future and evolving operations as we continue to grow. In addition, our ability to maintain our culture as a public company, with the attendant changes in policies, practices, corporate governance and management requirements, and as a result of the corporate conversion, may be challenged. Failure to maintain our culture could have a material adverse effect on our business, results of operations, financial condition and prospects.

We have rapidly and significantly expanded our operations and anticipate expanding further as we pursue our growth strategy. Our workforce worldwide has grown from fewer than 300 employees as of December 31, 2012 to more than 1,000 employees as of June 30, 2016. Such expansion increases the complexity of our business and places a significant strain on our management, operations, technical performance, financial resources and internal controls over financial reporting functions. As a result, we may not be able to manage our expansion effectively. Our current and planned personnel, systems, procedures and controls may not be adequate to support and effectively manage our future operations, especially as we employ personnel in several geographic locations. We may not be able to hire, train, retain, motivate and manage required personnel, which may limit our growth, damage our reputation and may have a material adverse effect on our business, results of operations, financial condition and prospects. These pressures and challenges may be enhanced by our becoming a public company and the corporate conversion.

We may not be able to maintain our historical growth rates in future periods.

From 2014 to 2015, our revenue grew by 59%. While we expect our business to continue to grow, we may not be able to maintain our historical growth rates in future periods. Revenue growth may slow or revenues may decline for any number of reasons, including our inability to attract and retain users, decreased user spending, increased competition, slowing growth of the overall online hotel search market, the emergence of alternative business models, changes in government policies and general economic conditions. As the size of our user base continues to increase, we anticipate that the growth rate of our user base may decline over time. We may also lose users for other reasons, such as failure to deliver satisfactory search results or transaction experiences or high quality services. In addition, even if our user base continues to grow, our revenues may not grow at the same rate or at all. If our growth rates decline, investors’ perceptions of our business and business prospects may be adversely affected.

We are dependent on economic conditions and declines in travel or discretionary spending generally could reduce the demand for our services.

Our results of operations and financial prospects are significantly dependent upon travelers using our services and the prosperity and solvency of the OTAs, hotel chains and independent hotels that have relationships with us. Travel, including hotel room reservations, is dependent on personal discretionary spending levels. Travel services tend to decline, along with the advertising budgets spent by hotels and other accommodation aggregators, during general economic downturns and recessions. Conditions that reduce disposable income or consumer confidence, such as an increase in interest rates (which, among other things, could cause consumers to incur higher monthly expenses under mortgages), unemployment rates, direct or indirect taxes, fuel prices or other costs of living, may lead users to reduce or stop their spending on travel or to opt for lower-cost products and services, and these conditions may be particularly prevalent during periods of recession, economic downturn or market volatility and disruption. For example, in mid-2016, certain hotel chains cut their growth forecasts for the remainder of the year due to global economic uncertainty, and some analysts suggested that the U.S. hotel industry may have reached a cyclical peak.

Any significant decline in travel, consumer discretionary spending or the occurrence of any of the foregoing conditions may reduce demand for our services, cause advertisers to become insolvent or fail to pay us for services we have already provided. The occurrence of any of the above could have a material adverse effect on our business, results of operations, financial condition and prospects.

Many events beyond our control may adversely affect the travel industry.

Certain events beyond our control may adversely affect the travel industry, with a corresponding negative impact on our business and results of operations. Natural disasters, including hurricanes, tsunamis, earthquakes or volcanic eruptions, as well as other natural phenomena, such as outbreaks of the Zika virus, the Ebola virus, avian flu and other pandemics and epidemics, have disrupted normal travel patterns and levels. The travel industry is also sensitive to events that may discourage travel, such as work stoppages or labor unrest, political instability, regional hostilities, increases in fuel prices, imposition of taxes or surcharges by regulatory authorities, travel related accidents and terrorist attacks or threats. We do not have insurance coverage against loss or business interruption resulting from war and terrorism. The occurrence of any of the foregoing events may have a material adverse effect on our business, results of operations, financial condition and prospects.

Increasing competition and consolidation in our industry could result in a decrease in the amount and types of hotel information we display, the value of our services to users and a loss of users, which would adversely affect our business, financial performance and prospects.

General competition

We operate in the highly and increasingly competitive travel industry. Many of our current and potential competitors, including hotels themselves (both hotel chains and independent hotels), other global metasearch and review websites, such as Kayak and TripAdvisor, and more locally focused metasearch engines such as Qunar, Online Travel Agents, or OTAs, such as Booking.com, Ctrip and Brand Expedia, alternative accommodation websites, such as Airbnb and HomeAway, and other hotel websites, have existed longer and have larger user bases, more products and services, greater brand recognition and customer loyalty in certain markets or significantly greater financial, marketing, personnel, technical and other resources than we do. Some of these competitors may be able to offer products and services on more favorable terms. Other metasearch websites are also expanding globally and are becoming increasingly competitive. In addition, many of these competitors may be able to devote significantly greater resources to marketing and promotional campaigns; attracting and retaining key employees; securing participation of hotels and access to hotel information, including proprietary or exclusive content; website and systems development; research and development; and enhancing the speed at which their services return user search results. Many of these competitors may also offer user incentives, such as loyalty points or priority access to services, which may not be available if travelers book through third-party sites or services.

Advertiser competition

We compete for hotel advertising revenue with search engines, such as Baidu, Bing, Google and Yahoo!, which offer pay-per-click or pay-per-impression advertising services. These competitors may have significantly greater financial, technical, marketing and other resources than we do and large established user bases. In addition, we compete with newspapers, magazines and other traditional media companies that provide offline and online advertising opportunities. We expect to face additional competition as other established and emerging companies enter the hotel advertising market. Competition could result in higher traffic acquisition costs, lower “cost-per-click,” or CPC, pricing and reduced margins on our advertising services, loss of market share, reduced user traffic to our websites and reduced advertising by hotel companies and other accommodation advertisers on our websites. If fewer advertisers choose to advertise on our website, we will have less information available to display, which makes our services less valuable to users.

Advertiser consolidation

In addition, consolidation among advertisers, or a change to more coordinated or centralized marketing activities within OTA groups and hotel chains, could reduce the number of offers we have available in our marketplace for each hotel, which could cause our services to become less valuable and popular for users and could result in advertisers bidding less for offers or even terminating their relationships with us.

As a result, competition and consolidation, individually or in the aggregate, could result in higher traffic acquisition costs, reduced operating margins, loss of market share, reduced customer traffic to our websites and reduced advertising by OTAs and hotels on our websites. Furthermore, our CPC pricing for click-based advertising depends, in part, on competition among advertisers, with those paying higher CPCs generally receiving better advertising placement and more referrals from us. If our large customers become less competitive with each other, merge with each other, focus more on profit than on traffic volume, or are able to reduce CPCs, this would have an adverse impact on our CPCs which, in turn, may have a material adverse effect on our business, results of operations, financial condition and prospects. In addition, competition and consolidation among our advertisers may cause some of them to have financial difficulties, default on or materially delay their obligations to pay us for services we have already provided or become insolvent. As a result, we may not be able to compete successfully against current and future competitors, and competition and/or consolidation among advertisers may have a material adverse effect on our business, results of operations, financial condition and prospects.

We could be adversely affected by our advertiser concentration.

Our advertiser base consists of OTAs, hotel chains and independent hotels, and we generate the large majority of our revenue from OTAs. Certain brands affiliated as of the date hereof with our majority shareholder, Expedia, including Brand Expedia, Hotels.com, Orbitz, Travelocity, Hotwire, Wotif and Venere, in the aggregate accounted for 39% of our total revenue for the year ended December 31, 2015. The Priceline Group and its affiliated brands, Booking.com and Agoda, accounted for 28% of our total revenue for the year ended December 31, 2015.

This concentration of key customers may impact our overall exposure to changes in economic and industry conditions, either positively or negatively, as these key customers may be similarly affected by such conditions. The loss of any major customer, or a significant weakening in the business conditions and/or the financial conditions of OTAs and hotels generally, could result in significant decreases in revenue, as well as an increase in credit losses, and have a material adverse effect on our business, results of operations, financial condition and prospects.

We are subject to counterparty default risks.

We are subject to the risk that a counterparty to one or more of our customer arrangements will default on its performance obligations. A counterparty may not comply with their commercial commitments, which in turn could then lead to their defaulting on their obligations with little or no notice to us, which could limit our ability to take action to mitigate our exposure. Additionally, our ability to mitigate our exposures may be constrained by the terms of our commercial arrangements or because market conditions prevent us from taking effective action. In addition, our ability to recover any funds from financially distressed or insolvent counterparties is limited, and our recovery rates have historically been very low. Because a majority of our accounts receivable are owed by three large OTAs, delays or a failure to pay by any of these advertisers could result in a significant increase in our credit losses, and we may be unable to fund our operations. If one of our counterparties becomes insolvent or files for bankruptcy, our ability to recover any losses suffered as a result of that counterparty’s default may be limited by the liquidity of the counterparty or the applicable laws governing the bankruptcy proceedings. In the event of such default, we could incur significant losses, which could adversely impact our business, results of operations, financial condition and prospects.

We may be unable to maintain and increase brand awareness, which could limit our ability to maintain our current financial performance or achieve additional growth.

We rely heavily on the trivago brand. Awareness, perceived quality and perceived differentiated attributes of our brand are important aspects of our efforts to attract and expand the number of travelers using our websites and apps. Many of our competitors have more resources than we do and can spend more on advertising their brands and services. As a result, we are required to spend considerable amounts of money and other resources to preserve and increase our brand awareness and grow our business. Competition for top-of-mind awareness and brand preference is intense among online hotel search services, globally and in key geographies. If we are unable to effectively preserve and increase our brand awareness, we may not be able to successfully maintain or enhance the strength of our brand.

In 2009, we began a successful broad-reach television marketing campaign. We expect to continue to invest in such campaigns in light of increased spending from competitors, our expansion into geographies where our brand is less well known, increasing prices and the increasing traffic share growth of search engines as destination sites for users. Such efforts may not maintain or enhance consumer awareness of our brand and, even if we are successful in our branding efforts, such efforts may not be cost-effective or as efficient as they have been historically. We intend to continue expanding our operations globally, including in countries where we have limited operating experience and that may have different competitive conditions and traveler preferences. Users in other countries may not be familiar with our brand, or may be less familiar with our brand than that of a competitor, and we may need to build brand awareness in such countries through greater investments in advertising and promotional activities. In addition, significant increases in the pricing of one or more of our marketing and advertising channels could increase our advertising expense or cause us to choose less effective marketing and advertising channels. Television advertising comprises a large percentage of our advertising expense and may have higher costs than other channels and which could have a material adverse effect on our profitability. If television advertising becomes less effective or if we experience diminishing returns from television advertising overall or in key markets, we may instead invest in other, more expensive channels, which may not be as successful. If we are unable to maintain or enhance consumer awareness of our brand or to generate demand in a cost-effective manner, it may have a material adverse effect on our business, results of operations, financial condition and prospects.

We have registered domain names for websites that we use in our business, such as www.trivago.com, www.trivago.de and www.trivago.co.uk. If we lose the ability to use a domain name, we would be forced to incur significant expenses to market our services under a new domain name, which could substantially harm our business. In addition, our competitors could attempt to capitalize on our brand recognition by using domain names similar to ours. Domain names similar to ours have been registered in the United States and elsewhere, and in some countries the top level domain name “trivago” is owned by other parties. We may be unable to prevent third parties from acquiring and using domain names that infringe on, are similar to, or otherwise decrease the value of, our brand or our trademarks or service marks. Protecting and enforcing our rights in our domain names and determining the rights of others may require litigation, which could result in substantial costs and diversion of management attention.

Our brands are subject to reputational risks and impairment.

We have developed our trivago brand through extensive marketing campaigns, website promotions, customer referrals and the use of a dedicated sales force. We cannot guarantee that our brand will not be damaged by circumstances that are outside our control or by third parties, such as hackers, or interfaces with their clients, such as subcontractors’ employees or sales forces, with a resulting negative impact on our activities. For example, the independent actors we rely on in various countries where we advertise have become icons of our brand, such as “Mr. trivago” in the United States and “the trivago girl” in Australia. The actions of such actors are not in our control, and negative publicity about such actors could affect our brand image. Also, it is possible that the use of testimonials in the advertising and promotion of our brands could have a negative impact on customer retention and acquisition if the reputation of the testimonial provider is hurt. A failure on our part to protect our image, reputation and the brand under which we market our products and services may have a material adverse effect on our business, results of operations, financial condition and prospects.

If we are unable to maintain or establish relationships with advertisers, or if advertisers choose to reduce or even eliminate the fees they pay us, our financial performance could be materially adversely affected.

Our ability to attract users to our services depends in large part on providing a comprehensive set of search results and transparent pricing information. To do so, we maintain relationships with OTAs, hotel chains and independent hotels to include their data in our search results. The loss of existing relationships with advertisers, or our inability to continue to add new ones, may cause our search results to provide incomplete pricing, availability and other information important to users of our services. This deficiency could reduce user confidence in the search results we provide, making us less popular.

In addition, nearly all of our agreements with OTAs, hotel chains and independent hotels are short-term agreements that may be terminated at will or upon three to seven days’ prior notice by either party. We cannot guarantee that our advertisers will continue to work with us. We may also be unable to negotiate access, pricing or other terms that are consistent or more favorable than our current terms. A failure to retain current terms or obtain more favorable terms with, or increase or maintain our relationships with, our advertisers may have a material adverse effect on our business, results of operations, financial condition and prospects.

We have identified a material weakness in our internal control over financial reporting and may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements of our financial statements. If we fail to remediate our material weakness or if we fail to establish and maintain an effective system of internal control over financial reporting, we may not be able to report our financial results accurately or to prevent fraud. Any inability to report and file our financial results accurately and timely could harm our business and adversely impact the trading price of our securities.

Our management is responsible for establishing and maintaining internal controls over financial reporting, disclosure controls, and complying with other requirements of the Sarbanes-Oxley Act and the rules promulgated by the SEC thereunder. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. generally accepted accounting principles. A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis by the company’s internal controls

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. In addition, we have historically prepared our books and records in accordance with the German Commercial Code (Handelsgesetzbuch), or German GAAP. Our books and records were then converted to U.S. GAAP, for purposes of the offering, by accounting personnel who have limited experience in maintaining books and records and preparing financial statements in U.S. GAAP.

In connection with the audit of our 2015 financial statements, we identified a material weakness, primarily related to the lack of sufficient accounting and supervisory personnel with the appropriate level of technical accounting experience and training necessary or processes and procedures, particularly in the areas of share-based compensation, build-to-suit lease accounting and internal use software and capitalization of website development costs and other complex, judgmental areas and consequently must rely on the assistance of outside advisors with expertise in these matters to assist us in our preparation of U.S. GAAP financial statements and our compliance with SEC reporting obligations. These deficiencies represent a material weakness in our internal control over financial reporting in both design and operation. We are currently developing a plan to design, review, implement and refine internal control over financial reporting, including a plan to hire new accounting personnel with sufficient experience in maintaining books and records and preparing financial statements in U.S. GAAP. If we are unable to successfully remediate this material weakness, and if we are unable to produce accurate and timely financial statements, our financial statements could contain material misstatements that, when discovered in the future, could cause us to fail to meet our future reporting obligations and cause the price of our ordinary shares to decline.

We are required to make a formal assessment of the effectiveness of our internal controls over financial reporting for that purpose. Our management cannot guarantee that our internal controls and disclosure controls will prevent all possible errors or all fraud. For as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. Furthermore, after the date we are no longer an emerging growth company, our independent registered public accounting firm will only be required to attest to the effectiveness of our internal controls over financial reporting depending on our market capitalization. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not.

If we are not able to establish and maintain an effective system of internal controls and otherwise implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent registered public accounting firm may issue an adverse opinion due to ineffective internal controls over financial reporting and we may be subject to sanctions or investigation by regulatory authorities, such as the SEC. As a result of misstatements or restatements in our financial statements or an adverse assessment by management or auditors about the effectiveness of our internal controls, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal controls system and the hiring of additional personnel. Any such action could negatively affect our results of operations and cash flow, harm our reputation and adversely affect the trading price of our shares.

We rely on search engines, which may change their business models or search engine algorithms in ways that could have a negative impact on our business, financial performance and prospects.

We use Baidu, Bing, Google, Yahoo! and other Internet search engines to generate traffic to our websites, principally through the purchase of hotel-related keywords. We obtain a significant amount of traffic via search engines and therefore utilize techniques, such as search engine optimization and search engine marketing to improve our placement in relevant search queries. Google and other search engines frequently update and change the logic that determines the placement and display of results of a user’s search. These changes could negatively affect the purchased or algorithmic placement of links to our websites. In addition, a significant amount of traffic is directed to our websites through our participation in display advertising campaigns on search engines, advertising networks, affiliate websites and social networking sites. Pricing and operating dynamics for these traffic sources can experience rapid change, both technically and competitively. Moreover, any of these providers could, for competitive or other purposes, alter their search algorithms or results, causing our websites to place lower in search results. If a major search engine changes its algorithms in a manner that negatively affects the search engine ranking, paid or unpaid, of our websites or that of our third-party distribution partners, or if competitive dynamics impact the costs or effectiveness of search engine optimization, search engine marketing or other traffic generating arrangements in a negative manner, it may have a material adverse effect on our business, results of operations, financial condition and prospects.

We rely on information technology to operate our businesses and maintain our competitiveness, and any failure to invest in and adapt to technological developments and industry trends could harm our business.

We depend on the use of sophisticated information technologies and systems, including technology and systems used for websites and apps, customer service, supplier connectivity, communications, fraud detection and administration. As our operations grow in size, scope and complexity, we need to continuously improve and upgrade our systems and infrastructure to offer an increasing number of user-enhanced services, features and functionalities, while maintaining or improving the reliability and integrity of our systems and infrastructure.

Our future success also depends on our ability to adapt our services and infrastructure to meet rapidly evolving consumer trends and demands while continuing to improve the performance, features and reliability of our service in response to competitive service offerings. The emergence of alternative platforms such as smartphone and tablet computing devices and the emergence of niche competitors who may be able to optimize services or strategies such platforms have required, and will continue to require, new and costly investments in technology. We may not be successful, or we may be less successful than our current or new competitors, in developing technologies that operate effectively across multiple devices and platforms and that are appealing to users, either of which would negatively impact our business and financial performance. New developments in other areas, such as cloud computing and software-as-a-service providers, could also make it easier for competitors to enter our markets due to lower up-front technology costs. In addition, we may not be able to maintain our existing systems or replace or introduce new technologies and systems as quickly as we would like or in a cost-effective manner. Failure to invest in and adapt to technological developments and industry trends may have a material adverse effect on our business, results of operations, financial condition and prospects.

If we do not continue to innovate and provide tools and services that are useful to users and advertisers, we may not remain competitive, and our revenues and results of operations could suffer.

Our success depends on continued innovation to provide features and services that make our websites and apps useful for users. Our competitors are constantly developing innovations in online hotel-related services and features. As a result, we must continue to invest significant resources in research and development in order to continuously improve the speed, accuracy and comprehensiveness of our services. We have invested, and in the future may invest, in new business strategies and services. These strategies and services may not succeed, and, even if successful, our revenues may not increase. If we are unable to continue offering innovative services, we may be unable to attract additional users and advertisers or retain our current users and advertisers, which may have a material adverse effect on our business, results of operations, financial condition and prospects.

Changes in Internet browser functionality could result in a decrease in our overall revenues.

We generate revenues, in part, by redirecting users to our advertisers’ websites. Changes in browser functionality may either prevent or limit our ability to redirect users to our advertisers. As a result, our revenue could decline if we are no longer able to offer this feature to our users.

The introduction of certain technologies may reduce the effectiveness of our services. For example, some of our services and marketing activities rely on cookies, which are placed on individual browsers when users visit websites. We use these cookies to optimize our marketing campaigns and our advertisers’ campaigns, to better understand our users’ preferences and to detect and prevent fraudulent activity. Users can block or delete cookies through their browsers or “ad-blocking” software or apps. The most common Internet browsers allow users to modify their browser settings to prevent cookies from being accepted by their browsers, or are set to block third-party cookies by default. Increased use of methods, software or apps that block cookies, or the disaffection of users resulting from our use of such marketing activities, may have an adverse effect on our business, results of operations, financial condition and prospects.

One of our product features depends in part on our relationship with third parties to provide us with consumer reviews.

Third parties provide us with consumer reviews that we provide users along with our proprietary rating score. If these third-party data providers terminate their relationships with us, the information that we provide to users may be limited or the quality of the information may suffer, which may limit our growth and negatively affect our reputation.

Any significant disruption in service on our websites and apps or in our computer systems, some of which are currently hosted by third-party providers, could damage our reputation and result in a loss of users, which would harm our business and results of operations.

Our brand, reputation and ability to attract and retain users to use our websites and apps depend upon the reliable performance of our network infrastructure and content delivery processes. We have experienced interruptions in these systems in the past, including server failures that temporarily slowed down the performance of our websites and apps, and we may experience interruptions in the future. Interruptions in these systems, whether due to system failures, computer viruses or physical or electronic break-ins, could affect the security or availability of our services on our websites and apps and prevent or inhibit the ability of users to access our services. Problems with the reliability or security of our systems could harm our reputation, and damage to our reputation and the cost of remedying these problems could negatively affect our business, financial condition and results of operations.

Substantially all of the communications, network and computer hardware used to operate our website are located at facilities in the United States, Germany, Hong Kong and China. We either lease or own our servers and have service agreements with data center providers. Our systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, terrorist attacks, acts of war, electronic and physical break-ins, computer viruses, earthquakes and similar events. The occurrence of any of the foregoing events could result in damage to our systems and hardware or could cause them to fail completely, and our insurance may not cover such events or may be insufficient to compensate us for losses that may occur. Our systems are not completely redundant, so a failure of our system at one site could result in reduced functionality for our users, and a total failure of our systems could cause our websites or apps to be inaccessible by our users. Problems faced by our third-party service providers with the telecommunications network providers with which they contract or with the systems by which they allocate capacity among their users, including us, could adversely affect the experience of our users. Our third-party service providers could decide to close their facilities without adequate notice. Any financial difficulties, such as bankruptcy or reorganization, faced by our third-party service providers or any of the service providers with whom they contract may have negative effects on our business, the nature and extent of which are difficult to predict. If our third-party service providers are unable to keep up with our growing needs for capacity, this could have an adverse effect on our business. Any errors, defects, disruptions or other performance problems with our services could harm our reputation and may have a material adverse effect on our business, results of operations, financial condition and prospects.

We process, store and use personal data which exposes us to risks of internal and external security breaches and could give rise to liabilities, including as a result of governmental regulation and differing legal obligations applicable to data protection and privacy rights.

We may acquire personally identifiable information or confidential information from users of our websites and apps. Breaches or intrusions to our system, whether resulting from internal or external sources, could significantly harm our business. It is possible that advances in computer circumvention capabilities, new discoveries or other developments, including our own acts or omissions, could result in a compromise or breach of personally identifiable information and/or confidential user information.

We cannot guarantee that our existing security measures will prevent all security breaches, intrusions or attacks. A party, whether internal or external, that is able to circumvent our security systems could steal user information or proprietary information or cause significant disruptions to our operations. In the past, we have experienced “denial-of-service” type attacks on our system that have made portions of our website unavailable for periods of time. We may need to expend significant resources to protect against security breaches, intrusions, attacks or other threats or to address problems caused by breaches. Any actions that impact the availability of our website and apps could cause a loss of substantial business volume during the occurrence of any such incident and could result in reputational harm and impact negatively our ability to attract new customers and/or retain existing ones. The risk of security breaches, intrusions and other attacks is likely to increase as we expand the number of markets in which we operate and as the tools and techniques used in these types of attacks become more advanced. Security breaches could result in negative publicity, damage to our reputation, expose us to risk of loss or litigation and possible liability and subject us to regulatory penalties and sanctions as well as civil litigation. Security breaches could also cause users and potential users to lose confidence in our security, which would have a negative effect on the value of our brand.

We also face risks associated with security breaches affecting third parties conducting business over the Internet. Users generally are concerned with security and privacy on the Internet, and any publicized security problems impacting other companies could inhibit the growth of our business. Additionally, security breaches at third parties upon which we rely, such as hotels, could result in negative publicity, damage to our reputation, expose us to risk of loss or litigation and possible liability and subject us to regulatory penalties and sanctions as well as civil litigation.

We currently provide users with the option to complete certain hotel bookings by transferring users’ details directly to the hotel’s booking forms. In connection with facilitating these transactions, we receive and store certain personally identifiable information, including credit card information. This information is increasingly subject to legislation and regulations in numerous jurisdictions around the world, including throughout the member states of the European Union as a result of European Commission Directive 95/46/EC and implementing legislation in effect in member states of the European Union. Government regulation of privacy and data security is typically intended to protect the privacy of personally identifiable information that is collected, processed and transmitted in or from the governing jurisdiction. Since we collect, process and transmit personally identifiable information in and from numerous jurisdictions around the world, we are subject to privacy, data protection and data security legislation and regulations in a number of countries around the world. We could be adversely affected if we fail to comply fully with all of these requirements. In addition, we could be adversely affected if legislation or regulations are expanded to require changes in our business practices or if governing jurisdictions interpret or implement their legislation or regulations in ways that may have a material adverse effect on our business, results of operations, financial condition and prospects.

A failure to comply with current laws, rules and regulations or changes to such laws, rules and regulations and other legal uncertainties may adversely affect our business, financial performance, results of operations or business growth.

Our business and financial performance could be adversely affected by unfavorable changes in or interpretations of existing laws, rules and regulations or the promulgation of new laws, rules and regulations applicable to us and our businesses, including those relating to hotels, the Internet and online commerce, Internet advertising and price display, consumer protection, anti-corruption, anti-trust and competition, economic and trade sanctions, tax, banking, data security and privacy. As a result, regulatory authorities could prevent or temporarily suspend us from carrying on some or all of our activities or otherwise penalize us if our practices were found not to comply with applicable regulatory or licensing requirements or any binding interpretation of such requirements. Unfavorable changes or interpretations could decrease demand for our services, limit marketing methods and capabilities, affect our margins, increase costs or subject us to additional liabilities.

For example, there are, and will likely continue to be, an increasing number of laws and regulations pertaining to the Internet and online commerce that may relate to liability for information retrieved from or transmitted over the Internet, display of certain taxes and fees, online editorial and user-generated content, user privacy, data security, behavioral targeting and online advertising, taxation, liability for third-party activities and the quality of services. Furthermore, the growth and development of online commerce may prompt calls for more stringent consumer protection laws and more aggressive enforcement efforts, which may impose additional burdens on online businesses generally.

Likewise, the SEC, U.S. Department of Justice and U.S. Office of Foreign Assets Controls, or OFAC, as well as other foreign regulatory authorities, have continued to increase the enforcement of economic and trade regulations and anti-corruption laws, across industries. U.S. trade sanctions relate to transactions with designated foreign countries, including Cuba, Iran, Sudan and Syria, and nationals and others of those countries, as well as certain specifically targeted individuals and entities. We believe that our activities comply with OFAC trade regulations and anti-corruption regulations, including the U.S. Foreign Corrupt Practices Act and the UK Bribery Act. As regulations continue to evolve and regulatory oversight continues to increase, we cannot guarantee that our programs and policies will be deemed compliant by all applicable regulatory authorities. In the event our controls should fail or are found to be not in compliance for other reasons, we could be subject to monetary damages, civil and criminal monetary penalties, litigation and damage to our reputation and the value of our brand.

The promulgation of new laws, rules and regulations, or the new interpretation of existing laws, rules and regulations, in each case that restrict or otherwise unfavorably impact the ability or manner in which we provide hotel search services could require us to change certain aspects of our business, operations and commercial relationships to ensure compliance, which could decrease demand for services, reduce revenues, increase costs or subject the company to additional liabilities.

Application of existing tax laws, rules or regulations are subject to interpretation by taxing authorities.

The application of various national and international income and non-income tax laws, rules and regulations to our historical and new services is subject to interpretation by the applicable taxing authorities. These taxing authorities have become more aggressive in their interpretation and enforcement of such laws, rules and regulations over time, as governments are increasingly focused on ways to increase revenues. This has contributed to an increase in audit activity and harsher stances by tax authorities. As such, additional taxes or other assessments may be in excess of our current tax reserves or may require us to modify our business practices to reduce our exposure to additional taxes going forward, any of which may have a material adverse effect on our business, results of operations, financial condition and prospects.

Significant judgment and estimation is required in determining our worldwide tax liabilities. In the ordinary course of our business, there are transactions and calculations, including intercompany transactions and cross-jurisdictional transfer pricing, for which the ultimate tax determination is uncertain or otherwise subject to interpretation. Tax authorities may disagree with our intercompany charges, including the amount of or basis for such charges, cross-jurisdictional transfer pricing or other matters and assess additional taxes. Although we believe our tax estimates are reasonable, the final determination of tax audits could be materially different from our historical income tax provisions and accruals in which case we may be subject to additional tax liabilities, possibly including interest and penalties, which could have a material adverse effect on our cash flows, results of operations, financial condition and prospects.

Amendments to existing tax laws, rules or regulations or enactment of new unfavorable tax laws, rules or regulations could have an adverse effect on our business and financial performance.

Many of the underlying laws, rules or regulations imposing taxes and other obligations were established before the growth of the Internet and e-commerce. If the tax or other laws, rules or regulations were amended, or if new unfavorable laws, rules or regulations were enacted, the results could increase our tax payments or other obligations, prospectively or retrospectively, subject us to interest and penalties, decrease the demand for our services if we pass on such costs to the user, result in increased costs to update or expand our technical or administrative infrastructure or effectively limit the scope of our business activities if we decided not to conduct business in particular jurisdictions. As a result, these changes may have a material adverse effect on our business, results of operations, financial condition and prospects.

In addition, in the past, Germany and foreign governments have introduced proposals for tax legislation, or have adopted tax laws, that could have a significant adverse effect on our tax rate, or increase our tax liabilities, the carrying value of deferred tax assets, or our deferred tax liabilities. For example, in October 2015, the Organization for Economic Co-Operation and Development released a final package of measures to be implemented by member nations in response to a 2013 action plan calling for a coordinated multi-jurisdictional approach to “base erosion and profit shifting” by multinational companies. Multiple member jurisdictions, including the countries in which we operate, have begun implementing recommended changes such as proposed country-by-country reporting beginning as early as 2016. Additional multilateral changes are anticipated in upcoming years. Any changes to national or international tax laws could impact the tax treatment of our earnings and adversely affect our profitability. We continue to work with relevant authorities and legislators to clarify our obligations under existing, new and emerging tax laws and regulations. Our effective tax rate in the future could also be adversely affected by changes to our operating structure, changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, or the discontinuation of beneficial tax arrangements in certain jurisdictions.

Our global operations involve additional risks and our exposure to these risks will increase as our business continues to expand.

We operate in a number of jurisdictions and intend to continue to expand our global presence, including in emerging markets. We face complex, dynamic and varied risk landscapes in the jurisdictions in which we operate. As we enter countries and markets that are new to us, we must tailor our services and business models to the unique circumstances of such countries and markets, which can be complex, difficult, costly and divert management and personnel resources. In addition, we may face competition in other countries from companies that may have more experience with operations in such countries or with global operations in general. Laws and business practices that favor local competitors or prohibit or limit foreign ownership of certain businesses or our failure to adapt our practices, systems, processes and business models effectively to the user and supplier preferences of each country into which we expand, could slow our growth. Certain markets in which we operate have lower margins than more mature markets, which could have a negative impact on our overall margins as our revenues from these markets grow over time.

In addition to the risks outlined elsewhere in this section, our global operations are subject to a number of other risks, including:

•	currency exchange restrictions or costs and exchange rate fluctuations;

•	exposure to local economic or political instability, threatened or actual acts of terrorism and security concerns in general;

•

compliance with various regulatory laws and requirements relating to anti-corruption, antitrust or competition, economic sanctions, data content and privacy, consumer protection, employment and labor laws, health and safety, and advertising and promotions;

•	differences, inconsistent interpretations and changes in various laws and regulations, including international, national and local tax laws;

•	weaker or uncertain enforcement of our contractual and intellectual property rights;

•	preferences by local populations for local providers;

•	slower adoption of the Internet as an advertising, broadcast and commerce medium and the lack of appropriate infrastructure to support widespread Internet usage in those markets;

•	our ability to support new technologies, including mobile devices, that may be more prevalent in certain global markets;

•

difficulties in attracting and retaining qualified employees in certain international markets, as well as managing staffing and operations due to increased complexity, distance, time zones, language and cultural differences; and

•	uncertainty regarding liability for services and content, including uncertainty as a result of local laws and lack of precedent.

The results of the United Kingdom’s referendum on withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business, which could reduce the price of our ordinary shares.

We are a multinational company with worldwide operations, including significant business operations in Europe. In June 2016, a majority of voters in the United Kingdom in a national referendum elected to withdraw from the European Union. The referendum was advisory, and the terms of any withdrawal are subject to a negotiation period that could last at least two years after the government of the United Kingdom formally initiates a withdrawal process. Nevertheless, the referendum has created significant uncertainty about the future relationship between the United Kingdom and the European Union, and has given rise to calls for the governments of other European Union member states to consider withdrawal.

These developments, or the perception that any of them could occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and could significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Asset valuations, currency exchange rates and credit ratings may be especially subject to increased market volatility. Lack of clarity about future United Kingdom laws and regulations as the United Kingdom determines which European Union laws to replace or replicate in the event of a withdrawal could depress economic activity and restrict our access to capital. If the United Kingdom and the European Union are unable to negotiate acceptable withdrawal terms or if other European Union member states pursue withdrawal, barrier-free access between the United Kingdom and other European Union member states or among the European Economic Area overall could be diminished or eliminated. Any of these factors may have a material adverse effect on our business, results of operations, financial condition and prospects and reduce the price of our ordinary shares.

Our global operations expose us to risks associated with currency fluctuations, which may adversely affect our business.

We conduct a significant and growing portion of our business outside the Eurozone. As a result, we face exposure to movements in currency exchange rates around the world. These exposures include but are not limited to re-measurement gains and losses from changes in the value of foreign denominated monetary assets and liabilities; translation gains and losses on foreign subsidiary financial results that are translated into euros upon consolidation; fluctuations in hotel revenue and planning risk related to changes in exchange rates between the time we prepare our annual and quarterly forecasts and when actual results occur.

We do not currently hedge our foreign exchange exposure. Depending on the size of the exposures and the relative movements of exchange rates, if we choose not to hedge or fail to hedge effectively our exposure, we could experience a material adverse effect on our financial statements and financial condition. As we have seen in some recent periods, in the event of severe volatility in foreign exchange rates, these exposures can increase, and the impact on our results of operations can be more pronounced. In addition, the current environment and the increasingly global nature of our business have made hedging these exposures more complex.

We rely on the performance of highly skilled personnel, including senior management and our technology professionals, and if we are unable to retain or motivate key personnel or hire, retain and motivate qualified personnel, our business would be harmed.

We believe our success has depended, and continues to depend, on the efforts and talents of our senior management and our highly skilled team members, including our software engineers. Our future success depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. The loss of any of our senior management or key employees could materially adversely affect our ability to build on the efforts they have undertaken and to execute our business plan, and we may not be able to find adequate replacements. In particular, the contributions of certain key senior management are critical to our overall success. We cannot ensure that we will be able to retain the services of any members of our senior management or other key employees, and we may not have non-compete agreements in place with all such employees. We do not maintain any key person life insurance policies.

Competition for well-qualified employees in all aspects of our business, including software engineers and other technology professionals, is intense globally. Our continued ability to compete effectively depends on our ability to attract new employees and to retain and motivate existing employees. Our software engineers and technology professionals are key to designing code and algorithms necessary to our business. If we do not succeed in attracting well-qualified employees or retaining and motivating existing employees and key senior management, it may have a material adverse effect on our business, results of operations, financial condition and prospects.

We are subject to risks associated with a corporate culture that promotes entrepreneurialism among its employees, decentralized decision making and continuous learning.

We have delegated considerable operational autonomy and responsibility to our employees. In addition, at the core of our culture is allowing our employees to grow, ensuring that they continuously accept new challenges and take on new responsibilities.

As a consequence, we may have less experienced people in key positions, and we rotate experienced employees to other jobs within the company. As our employees have significant autonomy, this could result in poor decision making, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business, particularly after we are no longer an “emerging growth company.”

As a public company with ordinary shares traded on an exchange located in the United States, we will incur legal, accounting and other expenses that we did not previously incur. We will become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the “Exchange Act,” and the Sarbanes-Oxley Act, the listing requirements of              and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires that we file annual and current reports with respect to our business, financial condition and results of operations. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert our management’s attention from implementing our growth strategy, which could prevent us from improving our business, financial condition and results of operations. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, we have previously relied on experts and the measures we take may not be sufficient to satisfy our obligations as a public company. In addition, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on our business, financial condition, results of operations and cash flow.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of our management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business, financial condition, results of operations and cash flow could be adversely affected.

For as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We could be an emerging growth company for up to five years. Furthermore, after the date we are no longer an “emerging growth company,” our independent registered public accounting firm will only be required to attest to the effectiveness of our internal controls over financial reporting depending on our market capitalization. Even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, in connection with the implementation of the necessary procedures and practices related to internal controls over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. Failure to comply with Section 404 could subject us to regulatory scrutiny and sanctions, impair our ability to grow our revenue, cause investors to lose confidence in the accuracy and completeness of our financial reports and negatively affect our share price.

We rely on the foreign private issuer and controlled company exemptions from certain corporate governance requirements under              rules.

As a foreign private issuer whose shares are listed on                     , we are permitted to follow certain home country corporate governance practices pursuant to exemptions under                      rules. A foreign private issuer must disclose in its annual reports filed with the SEC each requirement under                      rules with which it does not comply, followed by a description of its applicable home country practice. Our Dutch home country practices may afford less protection to holders of our shares. We follow in certain cases our home country practices and rely on certain exemptions provided by                      rules to foreign private issuers, including, among others, an exemption from the requirement to hold an annual meeting of shareholders no later than one year after an issuer’s fiscal year end, exemptions from the requirement that a board of directors be comprised of a majority of independent directors, exemptions from the requirements that an issuer’s nominating and corporate governance committee and compensation committee should be comprised solely of independent directors, and exemptions from the requirement that share incentive plans be approved by shareholders. See “Description of share capital and articles of association—Comparison of Dutch corporate law and our Articles of Assocation and U.S. corporate law” for more information on the significant differences between our corporate governance practices and those followed by U.S. companies under              rules. As a

result of our reliance on the corporate governance exemptions available to foreign private issuers, you will not have the same protection afforded to shareholders of companies that are subject to all of             ’s corporate governance requirements.

In the event we no longer qualify as a foreign private issuer, we intend to rely on the “controlled company” exemption under                      corporate governance rules. A “controlled company” under                      corporate governance rules is a company of which more than 50% of the voting power is held by an individual, group or another company. Our principal shareholder, Expedia, controls, and following this offering will continue to control, a majority of the combined voting power of our outstanding shares, making us a “controlled company” within the meaning of                      corporate governance rules. As a controlled company, we are eligible to, and, in the event we no longer qualify as a foreign private issuer, we intend to, elect not to comply with certain of corporate governance standards, including the requirement that a majority of directors on our board of directors are independent directors and the requirement that our compensation committee and our nominating and corporate governance committee consist entirely of independent directors.

Furthermore, because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time, and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. As a result, you may not be provided with the same benefits as a holder of shares of a U.S. issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act, and therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2017.

In the future, we would lose our foreign private issuer status if a majority of our shareholders, directors or management continue to be U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. For example, the annual report on Form 10-K requires domestic issuers to disclose executive compensation information on an individual basis with specific disclosure regarding the domestic compensation philosophy, objectives, annual total compensation (base salary, bonus and equity compensation) and potential payments in connection with change in control, retirement, death or disability, while the annual report on Form 20-F permits foreign private issuers to disclose compensation information on an aggregate basis. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers. Such conversion and modifications will involve additional costs and may divert our management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Litigation could distract management, increase our expenses or subject us to material money damages and other remedies.

We are involved in various legal proceedings, including, but not limited to, actions relating to breach of contract and intellectual property infringement that might necessitate changes to our business or operations. Regardless of whether any claims against us have merit, or whether we are ultimately held liable or subject to payment of damages, claims may be expensive to defend and may divert management’s time away from our operations. If any legal proceedings were to result in an unfavorable outcome, it could have a material adverse effect on our business, financial position and results of operations. Any adverse publicity resulting from actual or potential litigation may also materially and adversely affect our reputation, which in turn could adversely affect our results.

Companies in the Internet, technology and media industries are frequently subject to allegations of infringement or other violations of intellectual property rights. We are currently subject to several claims and may be subject to future claims relating to intellectual property rights. As we grow our business and expand our operations we may be subject to intellectual property claims by third parties. We plan to vigorously defend our intellectual property rights and our freedom to operate our business; however, regardless of the merits of the claims, intellectual property claims are often time consuming and extremely expensive to litigate or settle and are likely to continue to divert managerial attention and resources from our business objectives. Successful infringement claims against us could result in significant monetary liability or prevent us from operating our business or portions of our business. Resolution of claims may require us to obtain licenses to use intellectual property rights belonging to third parties, which may be expensive to procure, or we may be required to cease using intellectual property of third parties altogether. Many of our agreements with hotels, OTAs and other partners require us to indemnify these entities against third-party intellectual property infringement claims, which would increase our defense costs and may require that we pay damages if there were an adverse ruling in any such claims. Any of these events may have a material adverse effect on our business, results of operations, financial condition and prospects.

Integration of acquired assets and businesses could result in operating difficulties and other harmful consequences.

We have acquired businesses in the past, comprising myhotelshop GmbH, or myhotelshop, Base7Booking.com S.à r.l., or Base7, and B264 GmbH, or Rheinfabrik. We expect to continue to evaluate a wide array of potential strategic transactions. We could enter into transactions that could be material to our financial condition and results of operations. The process of integrating an acquired company, business or technology may create unforeseen operating difficulties and expenditures. The areas where we face risks in respect of potential acquisitions and integrations include:

•	diversion of management time and focus from operating our business to acquisition diligence, negotiation and closing processes, as well as post-closing integration challenges;

•	implementation or remediation of controls, procedures and policies at the acquired company;

•	coordination of product, engineering and sales and marketing functions;

•	retention of employees from the businesses we acquire;

•	responsibility for liabilities or obligations associated with activities of the acquired company before the acquisition;

•	litigation or other claims in connection with the acquired company; and

•

in the case of foreign acquisitions, the need to integrate operations across different geographies, cultures and languages and to address the particular economic, currency, political and regulatory risks associated with specific countries.

Furthermore, companies that we have acquired, and that we may acquire in the future, may employ security and networking standards at levels we find unsatisfactory. The process of enhancing infrastructure to improve security and network standards may be time consuming and expensive and may require resources and expertise that are difficult to obtain. Acquisitions could also increase the number of potential vulnerabilities and could cause delays in detection of a security breach, or the timelines of recovery from a breach. Failure to adequately protect against attacks or intrusions could expose us to security breaches of, among other things, personal user data and credit card information that may have a material adverse effect on our business, results of operations, financial condition and prospects.

Our failure to address these risks or other problems encountered in connection with our past or future acquisitions and investments could delay or eliminate any anticipated benefits of such acquisitions or investments, incur unanticipated liabilities and may have a material adverse effect on our business, results of operations, financial condition and prospects.

Risks related to our ongoing relationship with Expedia

Expedia controls our company and has the ability to control the direction of our business.

Expedia owned 63.5% of our members’ equity as of August 31, 2016. Following the completion of this offering, we expect Expedia to own     % of our ordinary shares. As long as Expedia owns a majority of our ordinary shares, it will be able to control many corporate actions that require a shareholder vote or pursuant to a shareholders’ agreement that will provide Expedia with certain rights.

This voting control will limit the ability of other shareholders to influence corporate matters and, as a result, we may take actions that shareholders other than Expedia do not view as beneficial. This voting control may also discourage transactions involving a change of control of our company, including transactions in which you as a holder of our ordinary shares might otherwise receive a premium for your shares. Furthermore, Expedia generally has the right at any time to sell or otherwise dispose of the ordinary shares that it owns, including the ability to transfer a controlling interest in us to a third party, without the approval of the holders of our ordinary shares and without providing for the purchase of ordinary shares.

Expedia’s interests may conflict with our interests and the interests of our shareholders, and conflicts of interest between Expedia and us could be resolved in a manner unfavorable to us and our shareholders.

Various conflicts of interest between us and Expedia could arise. Ownership interests of directors or officers of Expedia in our shares and ownership interests of our senior management and members of our board in the stock of Expedia, or a person’s service as either a director or officer of both companies, could create or appear to create potential conflicts of interest when those directors and officers are faced with decisions relating to our company. In the year ended December 31, 2015, Expedia accounted for 39% of our revenue.

Potential conflicts of interest could also arise if we decide to enter into any new commercial arrangements with Expedia’s businesses in the future or in connection with Expedia’s desire to enter into new commercial arrangements with third parties.

Expedia may have the right to pursue acquisitions of businesses that trivago may also be interested in acquiring. Expedia may choose to pursue these corporate opportunities other than through trivago.

Furthermore, disputes may arise between Expedia and us relating to our past and ongoing relationships, and these potential conflicts of interest may make it more difficult for us to favorably resolve such disputes, including those related to:

•	tax, employee benefit, indemnification and other matters arising from this offering;
•	the nature, quality and pricing of services Expedia agrees to provide to us;
•	sales or other disposal by Expedia of all or a portion of its ownership interest in us; and
•	business combinations involving us.

We may not be able to resolve any potential conflicts, and even if we do, the resolution may be less favorable to us than if we were dealing with an unaffiliated party. While we are controlled by Expedia, we may not have the leverage to negotiate amendments to these agreements, if required, on terms as favorable to us as those we would negotiate with an unaffiliated third party. In addition, should Expedia choose not to guarantee any future indebtedness we may incur, the cost of such financing may increase or financing may not be available at all.

The services that Expedia will provide to us following this offering may not be sufficient to meet our needs, which may result in increased costs and otherwise adversely affect our business.

Prior to completion of this offering, Expedia has provided us with support for shared services related to corporate functions such as legal, tax, treasury, audit, corporate development and certain server hosting and other services. Following this offering, we expect Expedia to continue to provide certain services for a fee under the services agreement described in “Related party transactions.” However, Expedia will not be obligated to provide these services in a manner that differs from the nature of the service today, and thus we may not be able to modify these services in a manner desirable to us as a stand-alone public company. Further, if we no longer receive these services from Expedia, we may not be able to perform these services ourselves, or find appropriate third-party arrangements at a reasonable cost, and the cost may be higher than that charged by Expedia.

Risks related to our intellectual property

We may not be able to adequately protect our intellectual property, which could harm the value of our brand and adversely affect our business.

We regard our intellectual property as critical to our success, and we rely on trademark and confidentiality and license agreements to protect our proprietary rights. If we are not successful in protecting our intellectual property, it could have a material adverse effect on our business, results of operations and financial condition.

Effective trademark and service mark protection may not be available in every country in which our services are provided. The laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States and, therefore, in certain jurisdictions, we may be unable to protect our proprietary technology adequately against unauthorized third-party copying or use, which could adversely affect our competitive position. We have licensed in the past, and expect to license in the future, certain of our proprietary rights, such as trademarks, to third parties. These licensees may take actions that might diminish the value of our proprietary rights or harm our reputation, even if we have agreements prohibiting such activity. Moreover, we rely on intellectual property and technology developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties at all or on reasonable terms. Also to the extent that third parties are obligated to indemnify us for breaches of our intellectual property rights, these third parties may be unable to meet these obligations. Any of these events may have a material adverse effect on our business, results of operations, financial condition and prospects.

Claims by third parties that we infringe their intellectual property rights could result in significant costs and have a material adverse effect on our business, results of operations or financial condition.

We are currently subject to various patent and trademark infringement claims. These claims allege, among other things, that our website technology infringes upon owned patented technology and/or trademarks of third parties. If we are not successful in defending ourselves against these claims, we may be required to pay money damages, which could have an adverse effect on our results of operations. In addition, the costs associated with the defense of these claims could have an adverse effect on our results of operations. As we grow our business and expand our operations, we expect that we will continue to be subject to intellectual property claims. Resolving intellectual property claims may require us to obtain licenses to use intellectual property rights belonging to third parties, which may be expensive to procure, or we may be required to cease using intellectual property of third parties altogether. Any of these events may have a material adverse effect on our business, results of operations, financial condition and prospects.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

A substantial amount of our processes and technologies is protected by trade secrecy laws. In order to protect these technologies and processes, we rely in part on confidentiality agreements with our employees, licensees, independent contractors and other advisors. These agreements may not effectively prevent disclosure of confidential information, including trade secrets, and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets and proprietary information, and in such cases we could not assert any trade secrecy rights against such parties. To the extent that our employees, contractors or other third parties with which we do business may use intellectual property owned by others in their work for us without our authorization, disputes may arise as to the rights in related or resulting know-how and inventions. Laws regarding trade secrecy rights in certain markets in which we operate may afford little or no protection to our trade secrets. The loss of trade secret protection could make it easier for third parties to compete with our services by copying functionality. In addition, any changes in, or unexpected interpretations of, the trade secret and other intellectual property laws in any country in which we operate may compromise our ability to enforce our trade secret and intellectual property rights. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection may have a material adverse effect on our business, results of operations, financial condition and prospects.

Our use of “open source” software could adversely affect our ability to offer our services and subject us to possible litigation.

We use open source software in connection with our development. From time to time, companies that use open source software have faced claims challenging the use of open source software or compliance with open source license terms. We could be subject to suits by parties claiming ownership of what we believe to be open source software, or claiming non-compliance with open source licensing terms. Some open source licenses require users who distribute software containing open source to make available all or part of such software, which in some circumstances could include valuable proprietary code of the user. While we monitor the use of open source software and try to ensure that none is used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open source agreement, such use could inadvertently occur, in part because open source license terms are often ambiguous. Any requirement to disclose our proprietary source code or pay damages for breach of contract may have a material adverse effect on our business, results of operations, financial condition and prospects and could help our competitors develop services that are similar to or better than ours.

Risks related to ownership of our ordinary shares

Our share price may be volatile or may decline regardless of our operating performance.

The market price for our ordinary shares is likely to be volatile, in part because our shares have a limited history of being publicly traded. In addition, the market price of our ordinary shares may fluctuate significantly in response to a number of factors, most of which we cannot control, including:

•	actual or anticipated fluctuations in our results of operations;

•	variance in our financial performance from the expectations of market analysts;

•	announcements by us or our competitors of significant business developments, acquisitions or expansion plans;

•	changes in the prices paid to us by our customers or of our competitors;

•	our involvement in litigation;

•	our sale of ordinary shares or other securities in the future;

•	market conditions in our industry;

•	changes in key personnel;

•	the trading volume of our ordinary shares;

•	changes in the estimation of the future size and growth rate of our markets; and

•	general economic and market conditions.

The stock markets, including                     , have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many Internet companies. In the past, shareholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

Seasonality may cause fluctuations in our results of operations.

Our revenues and results of operations have varied significantly from quarter to quarter because our business experiences seasonal fluctuations in the demand for our services as a result of seasonal patterns in travel. For example, our revenue is generally highest in the second and third quarters of each year. Our revenue typically decreases in the fourth quarter. We generally expect to experience higher operating margins in the second half of the year as we typically have higher advertising expenses in the first half of the year in advance of the high travel season. The current state of the global economic environment, combined with the seasonal nature of our business, makes forecasting future results of operations difficult. Because our business is changing and evolving, our historical results of operations may not be useful to you in predicting our future results of operations. In addition, discretionary advertising spending has historically been cyclical in nature, reflecting overall economic conditions as well as individual patterns. Our rapid growth has tended to mask the cyclicality and seasonality of our business. In the future, as our growth rate slows, we expect the cyclicality and seasonality in our business will become more pronounced and could result in material fluctuations of our revenues, cash flows, results of operations and other key performance measures from period to period and may affect the volatility of the price of our ordinary shares.

There has been no prior public market for our ordinary shares, and an active trading market may not develop.

Prior to this offering, there has been no public market for our ordinary shares. An active trading market may not develop following completion of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your ordinary shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your ordinary shares. An inactive market may also impair our ability to raise capital by selling our ordinary shares and may impair our ability to acquire other companies by using our ordinary shares as consideration.

Future sales of our ordinary shares, or the perception in the public markets that these sales may occur, may depress our ordinary share price.

Sales of substantial amounts of our ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the price of our ordinary shares and could impair our ability to raise capital through the sale of additional shares. Upon completion of this offering, we will have              ordinary shares outstanding. The ordinary shares offered in this offering will be freely tradable without restriction under the Securities Act, except for any of our ordinary shares that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

We, our Selling Shareholders, our controlling shareholder, members of our senior management and our board members have agreed, subject to specified exceptions, with the underwriters not to directly or indirectly sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Exchange Act; or otherwise dispose of any ordinary shares, options or warrants to acquire ordinary shares, or securities exchangeable or exercisable for or convertible into ordinary shares currently or hereafter owned either of record or beneficially; or publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior written consent of J.P. Morgan Securities LLC. See “Underwriting.”

All of our ordinary shares outstanding as of the date of this prospectus may be sold in the public market by existing shareholders 180 days after the date of this prospectus, subject to applicable limitations imposed under federal securities laws. See “Shares eligible for future sale” for a more detailed description of the restrictions on selling shares of our ordinary shares after this offering.

In the future, we may also issue our securities in connection with investments or acquisitions. The amount of ordinary shares issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding ordinary shares. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to you.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our ordinary share price and trading volume could decline.

The trading market for our ordinary shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If securities or industry analyst coverage results in downgrades of our ordinary shares or publishes inaccurate or unfavorable research about our business, our ordinary share price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our ordinary shares could decrease, which could cause our ordinary share price and trading volume to decline.

We have broad discretion over the use of proceeds we receive in this offering and may not apply the proceeds in ways that increase the value of your investment.

We will have broad discretion in the application of the net proceeds from this offering and, as a result, you will have to rely upon the judgment of our management with respect to the use of these proceeds. Our management may spend a portion or all of the net proceeds in ways that not all shareholders approve of or that may not yield a favorable return. The failure by our management to apply these funds effectively could harm our business and have an adverse effect on the market price of our ordinary shares.

We are an “emerging growth company” and we cannot be certain whether the reduced disclosure requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We cannot predict if investors will find our ordinary shares less attractive if we rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our ordinary share price may be more volatile.

We do not expect to pay any dividends for the foreseeable future.

The continued operation and growth of our business will require substantial cash. Accordingly, we do not anticipate that we will pay any dividends on our ordinary shares for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our results of operations, financial condition, contractual restrictions relating to indebtedness we may incur, restrictions imposed by applicable law and other factors our board of directors deems relevant.

The rights of shareholders in companies subject to Dutch corporate law differ in material respects from the rights of shareholders of corporations incorporated in the United States.

Upon the closing of this offering, we will be a Dutch public company with limited liability (naamloze vennootschap). Our corporate affairs are governed by our Articles of Association and by the laws governing companies incorporated in the Netherlands. The rights of shareholders and the responsibilities of members of our board may be different from the rights and obligations of shareholders in companies governed by the laws of U.S. jurisdictions. In the performance of its duties, our board is required by Dutch law to consider the interests of our company, its shareholders, its employees and other stakeholders. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder. See “Description of share capital and articles of association—Comparison of Dutch corporate law and our Articles of Association and U.S. corporate law.”

We are not obligated to and do not comply with all the best practice provisions of the Dutch Corporate Governance Code. This may affect your rights as a shareholder.

Upon the closing of this offering, we will be a Dutch public company with limited liability (naamloze vennootschap) and will be subject to the Dutch Corporate Governance Code, or the DCGC. The DCGC contains both principles and best practice provisions for management boards, supervisory boards, shareholders and general meetings of shareholders, financial reporting, auditors, disclosure, compliance and enforcement standards. The DCGC applies to all Dutch companies listed on a government-recognized stock exchange, whether in the Netherlands or elsewhere, including                     .

The Dutch Corporate Governance Code is based on a “comply or explain” principle. Accordingly, companies are required to disclose in their annual reports, filed in the Netherlands whether they comply with the provisions of the Dutch Corporate Governance Code. If they do not comply with those provisions (e.g., because of a conflicting U.S. requirement), the company is required to give the reasons for such non-compliance. We do not comply with all the best practice provisions of the Dutch Corporate Governance Code.

See “Description of share capital and articles of association—Dutch Corporate Governance Code.” This may affect your rights as a shareholder and you may not have the same level of protection as a shareholder in a Dutch company that fully complies with the Dutch Corporate Governance Code.

U.S. investors may have difficulty enforcing civil liabilities against us or our senior management and members of our board.

We are incorporated in the Netherlands. Our senior management and members of our board are non-residents of the United States. The majority of our assets and the assets of these persons are located outside the United States. As a result, it may not be possible, or may be very difficult, to serve process on such persons or us in the United States or to enforce judgments obtained in U.S. courts against them or us based on civil liability provisions of the securities laws of the United States.

There is no treaty between the United States and the Netherlands for the mutual recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be enforceable in The Netherlands unless the underlying claim is relitigated before a Dutch court of competent jurisdiction. Under current practice, however, a Dutch court will generally, subject to compliance with certain procedural requirements, grant the same judgment without a review of the merits of the underlying claim if such judgment (i) is a final judgment and has been rendered by a court which has established its jurisdiction vis-à-vis the relevant Dutch Companies or Dutch Company, as the case may be, on the basis of internationally accepted grounds of jurisdiction, (ii) has not been rendered in violation of elementary principles of fair trial, (iii) is not contrary to the public policy of the Netherlands, and (iv) is not incompatible with (a) a prior judgment of a Netherlands court rendered in a dispute between the same parties, or (b) a prior judgment of a foreign court rendered in a dispute between the same parties, concerning the same subject matter and based on the same cause of action, provided that such prior judgment is capable of being recognized in the Netherlands. Dutch courts may deny the recognition and enforcement of punitive damages or other awards. Moreover, a Dutch court may reduce the amount of damages granted by a U.S. court and recognize damages only to the extent that they are necessary to compensate actual losses or damages. Enforcement and recognition of judgments of U.S. courts in The Netherlands are solely governed by the provisions of the Dutch Code of Civil Procedure.

Based on the foregoing, there can be no assurance that U.S. investors will be able to enforce any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws, against us or members of our board of directors, officers or certain experts named herein who are residents of the Netherlands or countries other than the United States. In addition, there is doubt as to whether a Dutch court would impose civil liability on us, the members of our board of directors, our officers or certain experts named herein in an original action predicated solely upon the U.S. federal securities laws brought in a court of competent jurisdiction in the Netherlands against us or such members, officers or experts, respectively. See “Enforcement of civil liabilities.”

Dutch law and our articles of association may contain provisions that may discourage a takeover attempt.

Dutch law and provisions of our articles of association may in the future impose various procedural and other requirements that would make it more difficult for shareholders to effect certain corporate actions and would make it more difficult for a third party to acquire control of us or to effect a change in our board.

We may be classified as a passive foreign investment company, or PFIC, which could result in adverse U.S. federal income tax consequences to U.S. Holders of the ordinary shares.

Based on the anticipated market price of our ordinary shares in this offering, the expected market price of our ordinary shares following this offering and the composition of our income, assets and operations, we do not expect to be treated as a PFIC for U.S. federal income tax purposes for the current taxable year or in the foreseeable future. However, the application of the PFIC rules to us is subject to certain ambiguity. In addition, this is a factual determination that must be made annually after the close of each taxable year. Therefore, there can be no assurance that we will not be classified as a PFIC for the current taxable year or for any future taxable year. We would be classified as a PFIC for any taxable year if, after the application of certain look-through rules, either: (1) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended), or (2) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder (as defined in “Material tax considerations—Material U.S. federal income tax considerations”) if we are treated as a PFIC for any taxable year during which such U.S. Holder holds ordinary shares.

About this prospectus

In this prospectus, unless the context otherwise requires, the terms “we,” “us,” “our,” “trivago” and the “company,” when used in a historical context, refer to trivago GmbH and its consolidated subsidiaries, prior to the corporate reorganization and the transactions being entered into in connection with this offering as described in “Corporate structure—Corporate conversion and holding company structure.” When used in the present tense, the terms “we,” “us,” “our,” “trivago” and the “company” refer to trivago N.V. and its consolidated subsidiaries, following the corporate reorganization and transactions described in “Corporate structure—Corporate conversion and holding company structure.”

Presentation of financial and other information

Our financial statements included in this prospectus are presented in euros and, unless otherwise specified, all monetary amounts are in euros. All references in this prospectus to “$,” “US$,” “U.S.$,” “U.S. dollars,” “dollars” and “USD” mean U.S. dollars, and all references to “€” and “euros,” mean euros, unless otherwise noted. The exchange rate calculated at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank in New York on the period-end date for the applicable period, which as of December 31, 2015 was €1.00 = $1.0859. You should not assume that, on that or any other date, one could have converted these amounts of euro into U.S. dollars at this or any other exchange rate.

We have historically conducted our business through trivago GmbH, and therefore our historical financial statements present the results of operations and financial condition of trivago GmbH and its controlled subsidiaries. Prior to the completion of this offering, we will effect the corporate conversion and transactions described in “Corporate structure—Corporate conversion and holding company structure” in this prospectus pursuant to which Turbo Travel Holding B.V. will be converted from a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) into a public limited company (naamloze vennootschap) under Dutch law, pursuant to a deed of amendment and conversion, and our corporate name will be changed to trivago N.V. Following such corporate conversion, our financial statements will present the results of operations of trivago N.V. and its consolidated subsidiaries.

Cautionary note regarding forward-looking statements

This prospectus contains forward-looking statements that relate to our current expectations and views of future events. These forward-looking statements are contained principally in the sections entitled “Prospectus summary,” “Risk factors,” “Use of proceeds,” “Management’s discussion and analysis of financial condition and results of operations” and “Business.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	our future financial performance, including our revenue, cost of revenue, operating expenses and our ability to achieve and maintain profitability;

•	our ability to generate positive cash flow and the sufficiency of our operating cash flow to meet our liquidity needs;

•	our use of the net proceeds from the sale of ordinary shares by us in this offering;

•	our expectations regarding the development of our industry and the competitive environment in which we operate;

•	our development of new products and services;

•	our ability to increase the number of visits to our marketplace and referrals to our advertisers;

•	our ability to attract and maintain relationships with advertisers and increase the number of hotels on our marketplace;

•	the growth in the usage of our mobile devices and our ability to successfully monetize this usage; and

•	the effect of the corporate conversion.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Risk factors” and the following:

•	our ability to effectively manage our growth;

•	global political and economic instability and other events beyond our control;

•	increasing competition and consolidation in our industry;

•	our advertiser concentration;

•	our ability to maintain and increase our brand awareness;

•	our ability to maintain and/or expand relationships with, and develop new relationships with, hotel chains and independent hotels as well as OTAs;

•	our reliance on search engines, which may change their algorithms;

•	our reliance on technology;

•	the effect of the corporate conversion;

•	our material weakness in our internal control over financial reporting and our ability to establish and maintain an effective system of internal control over financial reporting;

•	our ability to attract, train and retain executives and other qualified employees; and

•	our entrepreneurial culture and decentralized decision making.

We operate in an evolving environment. New risks emerge from time to time, and it is not possible for our management to predict all risks, nor can we assess the effect of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results or performance may be materially different from what we expect.

Market and industry data

We obtained the industry, market and competitive position data in this prospectus from our own internal estimates and research as well as from publicly available information, industry and general publications and research, surveys and studies conducted by third parties such as Phocuswright Inc., or Phocuswright. We have estimated the size of our global market utilizing data derived from publicly available Phocuswright data. We define our global market as comprising the United States, Western Europe, APAC and the Middle East.

Industry publications and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus.

Trademarks, service marks and tradenames

We have proprietary rights to trademarks used in this prospectus which are important to our business, many of which are registered under applicable intellectual property laws.

Solely for convenience, the trademarks, service marks, logos and trade names referred to in this prospectus are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. This prospectus contains additional trademarks, service marks and trade names of others, which are the property of their respective owners. All trademarks, service marks and trade names appearing in this prospectus are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Exchange rates

We maintain our books and records in euros, and our reporting currency is in euros. In this prospectus, translations of euro amounts into U.S. dollars are solely for the convenience of the reader and were calculated at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank in New York on the period-end date for the applicable period, which as of December 31, 2015 was €1.00 = $1.0859. You should not assume that, on that or any other date, one could have converted these amounts of euro into U.S. dollars at this or any other exchange rate.

Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar amounts received by owners of our ordinary shares on conversion of dividends, if any, paid in euro on the ordinary shares. The following table presents information on the exchange rates between the euro and the U.S. dollar for the periods indicated:

(U.S. dollar per €)	Period-end	Average for period	Low	High

Year ended December 31:
2010	1.3269	1.3262	1.1959	1.4536
2011	1.2973	1.3931	1.2926	1.4875
2012	1.3186	1.2859	1.2062	1.3463
2013	1.3779	1.3281	1.2774	1.3816
2014	1.2101	1.3297	1.2101	1.3927
2015	1.0859	1.1096	1.0524	1.2015

Month ended:
January 31, 2016	1.0832	1.0855	1.0743	1.0964
February 29, 2016	1.0868	1.1092	1.0868	1.1362
March 31, 2016	1.1390	1.1134	1.0845	1.1390
April 30, 2016	1.1441	1.1346	1.1239	1.1441
May 31, 2016	1.1135	1.1312	1.1135	1.1516
June 30, 2016	1.1032	1.1232	1.1024	1.1400
July 31, 2016	1.1168	1.1055	1.0968	1.1168
August 31, 2016	1.1146	1.1207	1.1078	1.1334
September 2016 (through September 2, 2016)	1.1158	1.1176	1.1158	1.1194

Corporate structure

The diagram below depicts our simplified corporate structure immediately following the completion of this offering:

Corporate conversion and holding company structure

Turbo Travel Holding B.V. is a newly formed Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) that will act as a holding company of trivago GmbH, the historical operating company of the trivago group. Prior to the completion of this offering, we intend to convert from a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) into a public limited company (naamloze vennootschap) under Dutch law, pursuant to a deed of amendment and conversion, and to change our corporate name to trivago N.V.

Prior to this offering, Expedia owned 63.5% and Mssrs. Schrömgens, Vinnemeier and Siewert owned 36.5%, in aggregate, of the members’ equity of trivago GmbH. Prior to completion of this offering, trivago GmbH and Turbo Travel B.V., a newly formed wholly owned subsidiary of trivago N.V., will consummate a cross-border merger with Turbo Travel B.V as the surviving entity. In this prospectus, unless the context otherwise requires, the terms “we,” “us,” “our,” “trivago” and the “company,” when used in a historical context, refer to trivago GmbH and its consolidated subsidiaries, prior to the corporate reorganization and the transactions being entered into in connection with this offering as described herein. When used in the present tense, the terms “we,” “us,” “our,” “trivago” and the “company” refer to trivago N.V. and its consolidated subsidiaries, following the corporate reorganization and the transactions described herein.

Prior to this offering, the owners of Turbo Travel B.V. will contribute their respective interests in Turbo Travel B.V. to Turbo Travel Holding B.V. and the name of Turbo Travel Holding B.V. will be changed to trivago N.V. In exchange for this contribution (and after giving effect to this offering), trivago N.V. will wholly own Turbo Travel B.V.

Following completion of this offering and the corporate conversion, trivago N.V., the issuer of ordinary shares in this offering, will act as a holding company whose sole material asset will consist of liability company interests in Turbo Travel B.V.

The actions described in this section are referred to herein as the “corporate conversion.” We intend to finalize our corporate conversion, in one or more steps, prior to completion of this offering and on the condition that we complete this offering.

The offering

Only trivago N.V. ordinary shares will be sold to investors pursuant to this offering. Immediately following the completion of this offering, there will be          ordinary shares issued and outstanding (or          ordinary shares if the underwriters exercise in full their option to purchase additional ordinary shares from us and the Selling Shareholders. We estimate that our net proceeds from this offering, after deducting estimated underwriting discounts and commissions and other offering related expenses, will be approximately $         (or $         if the underwriters exercise in full their option to purchase additional ordinary shares from us). We will contribute all proceeds (including any proceeds attributable to the underwriters’ exercise of their option to purchase additional ordinary shares from us) to Turbo Travel B.V.

Following the completion of this offering, assuming an offer price of $             per share, which is the midpoint of the price range set forth on the cover of this prospectus, the ownership of trivago N.V. will be as follows:

	Assuming the underwriters’ option to purchase additional ordinary shares is not exercised:	Assuming the underwriters’ option to purchase additional ordinary shares is exercised in full:
Expedia	%	%
Mssrs. Schrömgens, Vinnemeier and Siewert, collectively	%	%
Public Shareholders	%	%

Total	100.0%	100.0%

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $             , assuming an initial public offering price per share of $             , which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated expenses of the offering that are payable by us. Each $1.00 increase (decrease) in the assumed initial public offering price per share would increase (decrease) our net proceeds, after deducting the underwriting discounts and commissions and estimated expenses, by $            , assuming that the number of ordinary shares offered by us, as set forth on the cover of this prospectus, remains the same. Each increase (decrease) of            ordinary shares in the number of ordinary shares offered by us would increase (decrease) our net proceeds, after deducting the estimated underwriting discounts and commissions and expenses, by approximately $            million, assuming no change in the assumed initial public offering price per share.

We will not receive any proceeds from the sale of ordinary shares by the Selling Shareholders. The Selling Shareholders will receive all of the proceeds from their sales of their ordinary shares in the offering, after commissions payable to the underwriters and the offering expenses payable by the Selling Shareholders.

We intend to use the net proceeds from this offering to fund investments in technology, strategic acquisitions, working capital to support growth and other general corporate purposes. We have not entered into any agreements or commitments with respect to any acquisitions or investments at this time.

Pending their use, we plan to hold the net proceeds from this offering in cash.

Dividend policy

We do not anticipate paying any dividends on our ordinary shares in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and expansion of our business.

Under Dutch law, we may only pay dividends if our shareholders’ equity (eigen vermogen) exceeds the sum of the paid-up and called-up share capital plus the reserves required to be maintained under Dutch law or by our Articles of Association. Subject to such restrictions, any future determination to pay dividends will be at the discretion of our board and will depend upon a number of factors, including our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors our board deems relevant.

Capitalization

The table below sets forth our cash and capitalization as of December 31, 2015, which is derived from our audited financial statements included elsewhere in this prospectus:

•	on an actual basis;

•	on a pro forma basis to give effect to the corporate conversion; and

•

on a pro forma as adjusted basis to give further effect to (i) the issuance and sale of                 ordinary shares in this offering at the assumed initial public offering price of $                 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Investors should read this table in conjunction with our audited financial statements included in this Prospectus as well as “Use of proceeds,” “Selected consolidated financial data” and “Management’s discussion and analysis of financial condition and results of operations.” There have been no significant adjustments to our capitalization since December 31, 2015.

	As of December 31, 2015
(in millions)	Actual	Pro Forma	Pro Forma As Adjusted(1)
Cash	€17.6	€	€

Total debt	20.0
Members’ equity:
Subscribed capital	0.1
Reserves	695.9
Contribution from parent	55.5
Accumulated other comprehensive income (loss)	0.0
Retained earnings (accumulated deficit)	(129.2)

Total members’ equity	622.3

Total capitalization	€642.3	€	€

(1)	A $1.00 increase or decrease in the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the pro forma as adjusted amount of each of cash and cash equivalents, share premium, total shareholders’ equity and total capitalization by approximately € million ($ million), assuming the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. An increase or decrease of 1,000,000 shares in the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, would increase or decrease the pro forma as adjusted amount of each of cash and cash equivalents, share premium, total shareholders’ equity and total capitalization by approximately € million ($ million), assuming no change in the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions.

The number of our ordinary shares shown as outstanding in the table above excludes, after giving effect to the corporate reorganization and transactions described in “Corporate structure—Corporate conversion and holding company structure,”             ordinary shares issuable upon the exercise of share options outstanding as of June 30, 2016 at a weighted average exercise price of €             ($            ) per share.

Dilution

If you invest in our ordinary shares, your interest will be diluted to the extent of the difference between the initial public offering price per share and the net tangible book value per share after this offering.

Our pro forma net tangible book value at June 30, 2016 was $             million (€             million), corresponding to a net tangible book value of $             per share (€             per share). Our pro forma net tangible book value per share represents the amount of our total assets less our total liabilities, excluding goodwill and intangible assets, net, divided by the total number of our shares outstanding at June 30, 2016, after giving effect of the corporate conversion.

After giving effect to the sale by us of              ordinary shares in this offering at the assumed initial public offering price of $             per share (€             per share), which is the midpoint of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at June 30, 2016 would have been approximately $             million (€             million), representing $             per share (€             per share). This represents an immediate increase in pro forma net tangible book value of $             per share ( €             per share) to existing shareholders and an immediate dilution in net tangible book value of $             per share (€             per share) to new investors purchasing ordinary shares in this offering at the assumed initial public offering. Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the assumed initial public offering price per share paid by new investors.

The following table illustrates this dilution to new investors purchasing ordinary shares in the offering.

Assumed initial public offering price	$		€
Pro forma net tangible book value per share
Increase in net tangible book value per share attributable to this offering
Pro forma as adjusted net tangible book value per share
Dilution per share to new investors
Percentage of dilution in net tangible book value per share for new investors		%		%

If the underwriters exercise their option to purchase additional ordinary shares from us in full, our pro forma as adjusted net tangible book value per share after this offering would be $             per share (€             per share), representing an immediate increase in pro forma as adjusted net tangible book value per share of $             per share (€             per share) to existing shareholders and immediate dilution of $             per share (€             per share) in pro forma as adjusted net tangible book value per share to new investors purchasing ordinary shares in this offering, based on an assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share (€             per share), which is the midpoint of the price range set forth on the cover page of this prospectus, respectively, would increase (decrease) the pro forma as adjusted net tangible book value after this offering by $             per share (€             per share) and the dilution per share to new investors in the offering by $             per share (€             per share), assuming that the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same.

Sales by the Selling Shareholders in this offering will reduce the number of ordinary shares held by such shareholders to                     , or approximately         % of the total number of ordinary shares outstanding after the offering.

If the underwriters exercise their option to purchase additional ordinary shares from us in full, the following will occur:

•	the percentage of our ordinary shares held by existing shareholders will decrease to approximately % of the total number of our ordinary shares outstanding after this offering; and

•	the percentage of our ordinary shares held by new investors will increase to approximately % of the total number of our ordinary shares outstanding after this offering.

Selected consolidated financial data

The following consolidated statement of operations and balance sheet data for the fiscal years ended December 31, 2015 and 2014 have been derived from our audited consolidated financial statements included elsewhere in this prospectus.

The following table also contains translations of euro amounts into U.S. dollars as of and for the fiscal year ended December 31, 2015. These translations are solely for the convenience of the reader and were calculated at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank in New York on the period-end date for the applicable period, which as of December 31, 2015 was €1.00 = $1.0859. You should not assume that, on that or any other date, one could have converted these amounts of euro into U.S. dollars at this or any other exchange rate.

The financial data set forth below should be read in conjunction with, and is qualified by reference to, “Management’s discussion and analysis of financial condition and results of operations” and the consolidated financial statements and notes thereto included elsewhere in this prospectus. Our historical results do not necessarily indicate results expected for any future period.

	Year ended December 31,
(in millions, except share and per share data)	2015	2015	2014
	(unaudited)

Consolidated statement of operations:
Revenue	$324.6	€298.9	€209.1
Revenue from related party	210.9	194.2	100.2

Total revenue	535.5	493.1	309.3
Costs and expenses:
Cost of revenue, including related party	3.1	2.9	1.4
Selling and marketing(1)	510.0	461.3	286.3
Technology and content(1)	31.2	28.7	15.4
General and administrative(1)	19.7	18.1	6.5
Amortization of intangible assets	32.6	30.0	30.0

Operating income (loss)	(52.1)	(47.9)	(30.3)
Other income (expense):
Interest expense	(0.1)	(0.1)	(0.0)
Other, net	(2.9)	(2.7)	(1.4)

Total other income (expense), net	(3.0)	(2.8)	(1.4)
Income (loss) before income taxes	(55.1)	(50.7)	(31.7)
Benefit for income taxes	(12.3)	(11.3)	(8.6)

Net loss	(42.8)	(39.4)	(23.1)
Net income attributable to noncontrolling interests	0.3	0.3	—

Net loss attributable to trivago GmbH	$(42.5)	€(39.1)	€(23.1)

Basic and diluted earnings per share(2)

Key performance indicator
Adjusted EBITDA(3)	$(1.2)	€(1.1)	€3.5

(1)	Includes share-based compensation expense as follows:

	Year ended December 31,
(in millions)	2015	2015	2014
	(unaudited)
Cost of revenue, including related party	$0.2	€0.2	€0.0
Selling and marketing	3.7	3.4	1.1
Technology and content	4.9	4.5	1.2
General and administrative	6.5	6.0	0.1

(2)	Information to be provided upon our conversion to a Dutch public limited company (naamloze vennootschlap). Refer to “Corporate structure—Corporate conversion and holding company structure” for a description of the change in capital structure to be consummated upon completion of this offering.
(3)	We define adjusted EBITDA as net loss plus: (1) benefit for income taxes; (2) total other income (expense), net; (3) depreciation of property and equipment, including amortization of internal use software and website development; (4) amortization of intangible assets; and (5) share-based compensation.

Adjusted EBITDA is a non-GAAP financial measure. A “non-GAAP financial measure” refers to a numerical measure of a company’s historical or future financial performance, financial position, or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in such company’s financial statements. We present this non-GAAP financial measure because it is used by management to evaluate our operating performance, formulate business plans, and make strategic decisions on capital allocation. We also believe that this non-GAAP financial measure provides useful information to investors and others in understanding and evaluating our operating performance and consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods.

Our use of adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results reported in accordance with GAAP, including net loss. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•

Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; and

•	Other companies, including companies in our own industry, may calculate adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

We have provided a reconciliation below of adjusted EBITDA to net loss, the most directly comparable GAAP financial measure.

	Year ended December 31,
(in millions)	2015	2015	2014
	(unaudited)
Net loss	$(42.8)	€(39.4)	€(23.1)

Benefit for income taxes	(12.3)	(11.3)	(8.6)

Income (loss) before income taxes	(55.1)	(50.7)	(31.7)

Add/(less):
Interest expense	0.1	0.1	0.0
Other, net(1)	(2.9)	(2.7)	(1.4)

Operating income (loss)	(52.1)	(47.9)	(30.3)

Add:
Depreciation	2.8	2.7	1.4
Amortization of intangible assets	32.6	30.0	30.0

EBITDA	(16.6)	(15.2)	1.1

Add:
Share-based compensation	15.3	14.1	2.4

Adjusted EBITDA	$(1.3)	€(1.1)	€3.5

(1)	Consists primarily of foreign exchange gain/loss in 2015 and 2014 and the non-recurring reversal of a €1.6 million indemnification asset in 2015 related to the 2013 acquisition by Expedia.

Balance sheet:

	As of December 31,
(in millions)	2015	2015	2014
	(unaudited)
Cash	$19.1	€17.6	€6.1
Total assets	823.1	758.0	750.3
Total current liabilities	75.7	69.7	15.5
Retained earnings (accumulated deficit)	(140.3)	(129.2)	(90.0)
Total members’ equity	675.8	622.3	664.6

Management’s discussion and analysis of financial condition and results of operations

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected consolidated financial data,” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk factors” section of this prospectus. Actual results could differ materially from those contained in any forward-looking statements.

Overview

trivago is a leading global hotel metasearch marketplace. Our mission is to “be the traveler’s first and independent source of information for finding the ideal hotel at the lowest rate.” We are focused on reshaping the way travelers search for and compare hotels, while enabling hotel advertisers to grow their businesses by providing access to a broad audience of travelers. In the twelve months ended June 30, 2016, we tracked approximately 1.2 billion visits to our websites and apps and offered access to approximately 1.2 million hotels in over 190 countries.

Our marketplace can be accessed globally via 55 localized websites and apps in 33 languages. Users search our marketplace on desktop and mobile devices using a single user interface for a consistent user experience.

trivago was conceived by graduate school friends Rolf Schrömgens, Peter Vinnemeier and Stephan Stubner and incorporated in 2005. Mr. Stubner left the company in 2006 and another graduate school friend, Malte Siewert, joined the founding team. Between 2006 and 2008, several investors invested €1.4 million in trivago. In 2010, Insight Venture Partners acquired 27.3% of the equity ownership of trivago for €42.5 million. Expedia acquired 63.0% of the equity ownership in trivago in 2013, purchasing all outstanding equity not held by founders or employees of trivago for €477 million. Expedia subsequently increased its shareholdings slightly in the second quarter of 2016 through the purchase of shares held by certain employees who had previously exercised stock options.

Although most of our growth has been organic, we have made the following small strategic acquisitions:

•	In December 2014, the acquisition of Rheinfabrik, an Android and iOS app development business, for a total purchase consideration of €1.0 million in cash;

•

In July 2015, the acquisition of a 61.3% equity interest in myhotelshop, an online marketing manager for hotels, for total purchase consideration of €0.6 million consisting of cash and the settlement of pre-existing debt at the closing of the acquisition; and

•	In August 2015, the acquisition of 52.3% of the equity of Base7, a cloud-based property management service provider, for total purchase consideration of €2.1 million in cash.

Key factors affecting our financial condition and results of operations

We earn substantially all of our revenue when users of our websites and apps click on hotel offers in our search results that refer users to advertisers. Each advertiser determines the amount that it wants to pay for each referral by bidding for advertisements on our marketplace. We also earn subscription fees for certain services we provide to advertisers, although such subscription fees do not represent a significant portion of our revenue.

Key drivers of revenue

Our total revenue for the years ended December 31, 2015 and 2014 was €493.1 million and €309.3 million, respectively. The key drivers of our revenue include the number of visits to our websites and apps, the number of referrals we make and the amount advertisers pay for each referral.

Visits

In the twelve months ended June 30, 2016, we tracked approximately 1.2 billion visits to our websites and apps, and we seek to continuously increase this number. The number of visits, however, can be significantly influenced by search engines and other websites that systematically browse and search on our websites and apps for data, increasing our number of visits but not accurately representing the number of visitors searching for hotels. Therefore, we believe that the direct correlation between the number of visits and our revenue may be limited.

Referrals

We use the term “referral” to describe each time a visitor to one of our websites or apps that clicks on a hotel room offer in our search results and is referred to one of our advertisers. We believe the primary factors that drive a visitor to become a referral are the number of available hotels on our marketplace, content (the quality and availability of general information, reviews and pictures about the hotels), hotel room prices (the price of accommodation as well as the number of price sources for each accommodation), hotel ratings, the usability of our websites and apps and the degree of customization of our search results for each visitor. Ultimately, we aim to improve the conversion rate of visitors to our websites and apps to bookings for our advertised hotel rooms by focusing on making incremental improvements to each of these parameters. In addition to continuously seeking to expand our number of relationships with hotel advertisers, we partner with such hotels to improve content, and we constantly test and improve the features of our websites and apps to improve the user experience, including our interface, site usability and personalization for each visitor.

Revenue per referral

Revenue per referral is the amount that an advertiser pays us for each referral from our marketplace. The revenue per referral varies among advertisers and across geographies, sometimes significantly, and is determined through a competitive bidding process where advertisers bid on a specific room offer within each hotel listing. Advertisers can analyze the number of referrals obtained from their advertisements on our marketplace, the rate at which our referrals result in a booking for the advertiser and the consequent value generated from our referrals to determine the level at which they are willing to bid. Generally, the higher the potential value to be generated by our referrals, the more an advertiser is willing to bid for its advertisement. Advertisers are able to modify their bids at the individual hotel level on a daily basis. The relative price levels in each market also take into account the commission rates OTAs are able to obtain in each market, since larger commissions support higher bids.

Key factors of our growth

From 2009 to 2015, our revenue grew at a compound annual growth rate, or CAGR, of 134%, based on our revenue for such periods under German GAAP. Our revenue increased 59.4% for the year ended December 31, 2015 over 2014. The key factors affecting our growth include the following:

Advertising expense

In 2009, we began intensifying our marketing activities, primarily TV advertisements. For the years ended December 31, 2015 and 2014, we spent €432.2 million and €271.2 million on advertising, respectively, representing 87.6% and 87.7% of our total revenue for such periods. We believe that increasing brand awareness creates self-reinforcing value by resulting in a greater number of visits to our marketplace and referrals to our advertisers that encourage more OTAs and hotels to advertise their supply in our search results, which in turn makes our services more useful to users, further increasing the number of visits to our websites and apps and referrals to our advertisers. We believe that these investments contributed significantly to our revenue growth historically, although we expect deceleration in revenue growth rates in our more mature markets as our share in those markets increases and further advances in brand awareness become increasingly difficult and expensive to achieve. Increasing brand awareness and usage of our platform are important parts of our growth strategy, and at this time we expect to continue to invest in marketing at or in excess of current spend for the foreseeable future.

Global penetration

We are focused on complementing our broad global footprint as we believe that global reach is important to our business. We continue to improve the localization of our websites and apps for each market in an effort to augment the user experience and to grow our user base globally. We ran marketing campaigns for all of our 55 markets for the year ended December 31, 2015. We expect our revenue from additional global expansion to increase at a faster rate than revenue from the more mature European markets where our brand has been strongest historically.

Mobile products

Travelers increasingly access the Internet from multiple devices, including desktop computers, smartphones and tablets. We continue to develop our websites and apps to further enhance our hotel search experience across all devices. We offer responsive mobile websites and several apps that allow travelers to use our services from smartphones and tablets running on Android and iOS. In June 2016, our revenue from mobile websites and apps exceeded that from our desktop websites for the first time, consistent with an expected longer term shift towards mobile.

Visitors to our marketplace via mobile phone and tablet generally result in bookings for our advertisers at a lower rate than visitors to our marketplace via desktop. We believe this is due to a general difference in the usage patterns of mobile phones and tablets. We believe many visitors use mobile phones and tablets as part of their hotel search process, but prefer finalizing hotel selections and completing their bookings on desktop websites. This may be due in part to users generally finding the booking completion processes, including entering payment information, somewhat easier or more secure on a desktop than on a mobile device. We believe that over time and as more travelers become accustomed to mobile transactions, this sentiment may shift.

We have historically had, and currently have, a single bidding price structure for referrals from both desktop and mobile. We may choose to adopt a differentiated pricing model between mobile and desktop applications, which would likely lead to an increase in desktop revenue share, as the pricing for desktop applications would increase due to higher conversion rates, while the pricing for apps on mobile and tablets would likely decrease. We do not expect this to have a material impact on revenues, as long as there are sufficient active participants on both desktop and mobile to ensure our marketplace functions effectively, as we believe that the current bids advertisers place on our CPC-based bidding system reflect the overall efficacy of the combined desktop and mobile prices they receive.

We believe mobile websites and apps will continue to gain popularity, and we expect to continue to commit resources to improve the features, functionality and conversion rates of our mobile websites and apps.

Advertiser diversification and direct relationships with hotels

We generate most of our revenue from a limited number of OTAs. Certain brands affiliated as of the date hereof with our majority shareholder, Expedia, including Brand Expedia, Hotels.com, Orbitz, Travelocity, Hotwire, Wotif and Venere, in the aggregate, accounted for 39% of our total revenue for the year ended December 31, 2015. The Priceline Group and its affiliated brands, Booking.com and Agoda, accounted for 27% of our total revenue for the year ended December 31, 2015. We believe that our business success in the long term will be enhanced by diversification among our advertisers, in particular by means of expanding our direct relationships with independent hotels and hotel chains and continuing to act as a platform that enables travelers to book at the lowest rate regardless of whether hotel rooms are offered by smaller and local OTAs or independent hotels or by the leading international brands.

Advertiser diversification allows us to improve the user experience by expanding the depth of our hotel offerings to facilitate price transparency as well as to improve the content quality, availability and usability of our advertisers’ offers, thereby increasing the value our users derive from our websites and apps. For example, some independent hotels and smaller hotel chains rely exclusively on their own websites and/or an OTA to distribute their offerings. Our engagement with such advertisers permits us to display an offer on behalf of that advertiser directly, making the offer accessible to our users, or increasing the number of offers if an accommodation was previously only available through an OTA. Direct engagement also permits an advertiser to have more control of the content and placement of its offer, since we are able to offer tools and assistance to optimize content and offer strategy on our marketplace. In addition, we recently began offering a booking engine product for our direct hotel relationships in order to make it easier for our users to book an accommodation online for an advertiser that did not otherwise have an online booking engine available.

We believe advertiser diversification could become more important if additional consolidation within the travel content marketplace occurs, as this could reduce the number of offers we have available in our marketplace for each hotel, which could, in certain geographies, cause our services to become less valuable to users. Correspondingly, with fewer bids for offers from a consolidated group of advertisers, our revenue per referral could decrease. We believe that as a result of the number of marketplace participants and the competition among various brands within consolidated OTAs, the impact of consolidation in our most relevant markets has historically been limited. Such markets have historically been sufficiently liquid to sustain competitive bid levels, such that if the top bidder leaves the platform, the next highest bidder moves into position to at least partially sustain our revenue. In less liquid geographies or if consolidation dynamics were to change, our initiative to connect hotels directly to our platform may mitigate, at least in part, a potential decrease in OTA marketplace participants. As of June 30, 2016, we had direct relationships with over 200,000 hotels, representing around 15% of the total number of hotels advertised on trivago.

Continued shift to online travel

The hotel distribution market has shifted towards online channels as consumers are increasingly using the Internet to book their travel. Hotels have increased their online gross bookings from $69 billion in 2010 to $124 billion in 2015, representing an increase from 22% to 33% of total gross bookings, respectively. This trend of increasing online penetration is consistent with growth in the broader online travel market, which is estimated to have grown by 10.9% from 2010 until 2015, compared to total travel market growth of 4.7% in the same period, which represented a 39% online penetration in 2015.

We believe that due to increasing worldwide online penetration, the Internet will continue to facilitate consumers searching for, comparing and booking travel products, particularly given improvements in consumers’ ability to refine searches, compare destinations with better precision, view real-time pricing across real-time availability data and complete bookings. We will continue to adapt our user experience in response to a changing Internet environment and usage trends.

Operating performance indicators

Our results of operations are affected by certain key performance indicators. These performance indicators help us to analyze our financial results and evaluate our business and consist of adjusted EBITDA, qualified referrals, average revenue per qualified referral and the ratio of revenue to advertising expenses.

Adjusted EBITDA

We define this metric as net loss plus:

(1) Benefit for income taxes

(2) Total other income (expense), net (consisting of Interest expense and Other, net)

(3) Depreciation and amortization

(4) Share-based compensation

We present this non-GAAP financial measure because it is used by management to evaluate our operating performance, formulate business plans and make strategic decisions on capital allocation. We also believe that this non-GAAP financial measure provides useful information to investors and others in understanding and evaluating our operating performance and consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods. For the years ended December 31, 2015 and 2014, our adjusted EBITDA was €(1.1) million and €3.5 million, respectively. See “Selected consolidated financial data” for an additional description of adjusted EBITDA and a reconciliation of adjusted EBITDA to net loss.

Qualified referrals and average revenue per qualified referral

A qualified referral is a user that is referred to an advertiser by means of a click-through on any trivago website or apps. For purposes of measuring qualified referrals on a daily basis, only the first referral of a single user to an advertiser is counted because a visitor can generate several referrals per day during the process of searching for a hotel while ultimately booking only once from one of our advertisers. We believe the number of qualified referrals is a good proxy for visitors to our platform. We had 334.6 million and 215.5 million qualified referrals for the years ended December 31, 2015 and 2014, respectively.

We use average revenue per qualified referral, or RPQR, to measure how effectively we convert qualified referrals to revenue. RPQR is calculated as total revenue divided by total number of qualified referrals. In particular, RPQR is a key financial metric that describes both the quality of our referrals and the efficiency of our marketplace dynamics. RPQR was €1.48 for the year ended December 31, 2015, an increase of €0.04, or 3.0%, from €1.44 for the year ended December 31, 2014.

Ratio of revenue to advertising expenses

We also track the ratio of our revenue to our advertising expenses, or return on advertising spend, as an indicator of the effectiveness of our advertising. Our return on advertising spend was 114.1% for both years ended December 31, 2015 and 2014. Historically, we believe that our advertising has been successful in generating additional revenue. We invest in many kinds of marketing channels, such as television, out-of-home advertising, radio search engine marketing, search engine optimization, display and affiliate marketing, email marketing, social media, online video, mobile app marketing and content marketing.

Results of operations

The following table sets forth our results of operations for the periods presented in euros and as a percentage of revenue.

	Year ended December 31,		Change
(€ in millions)	2015	2014	Amount increase (decrease)	% increase (decrease)

Consolidated statement of operations:
Revenue	€298.9	€209.1	€89.8	42.9%
Revenue from related party	194.2	100.2	94.0	93.8%

Total revenue	493.1	309.3	183.8	59.4%
Costs and expenses:
Costs of revenue, including related party	2.9	1.4	1.5	107.1%
Selling and marketing	461.3	286.3	175.0	61.1%
Technology and content	28.7	15.4	13.3	86.4%
General and administrative	18.1	6.5	11.6	178.5%
Amortization of intangible assets	30.0	30.0	0.0	0.0%

Operating income (loss)	(47.9)	(30.3)	(17.6)	(58.1)%

Other income (expense):
Interest expense	(0.1)	(0.0)	(0.1)	n.m.
Other, net	(2.7)	(1.4)	(1.3)	(92.9)%

Total other income (expense), net	(2.8)	(1.4)	(1.4)	(100.0)%
Income (loss) before income taxes	(50.7)	(31.7)	(19.0)	(59.9)%
Benefit for income taxes	(11.3)	(8.6)	(2.7)	(31.4)%

Net loss	(39.4)	(23.1)	(16.3)	(70.6)%
Net (income) loss attributable to noncontrolling interests	0.3	—	0.3	n.m.

Net loss attributable to trivago GmbH	€(39.1)	€(23.1)	€(16.0)	(69.3)%

	Year ended December 31,
	2015	2014

Consolidated statement of operations as a percent of revenue:
Revenue	60.6%	67.6%
Revenue from related party	39.4%	32.4%
Total revenue	100.0%	100.0%
Costs and expenses:
Costs of revenue, including related party	0.6%	0.5%
Selling and marketing	93.6%	92.6%
Technology and content	5.8%	5.0%
General and administrative	3.7%	2.1%
Amortization of intangible assets	6.1%	9.7%
Operating income (loss)	(9.7)%	(9.8)%

Other income (expense):
Interest expense	0.0%	0.0%
Other, net	(0.5)%	(0.5)%
Total other income (expense), net	(0.5)%	(0.5)%
Income (loss) before income taxes	(10.3)%	(10.2)%
Benefit for income taxes	(2.3)%	(2.8)%
Net loss	(8.0)%	(7.5)%
Net (income) loss attributable to noncontrolling interests	0.1%	0.0%
Net loss attributable to trivago GmbH	(7.9)%	(7.5)%

Revenue

Revenue for the year ended December 31, 2015 increased by €183.8 million, or 59.4%, compared to 2014, primarily due to a 55.3% increase in qualified referrals which were monetized more effectively than in the prior year. We attribute the increase in qualified referrals mainly to the continuous optimization of our websites and apps and our investment in marketing channels. Revenue from related parties was €194.2 million and €100.2 million for the years ended December 31, 2015 and 2014, respectively.

Cost of revenue and expenses

Costs of revenue, including related party

Our cost of revenue consists primarily of our data center costs, salaries and stock compensation for our data center operations staff and our customer service team. Costs of revenue, including from related party, was €2.9 million and €1.4 million for the years ended December 2015 and 2014, respectively. Cost of sales for the year ended December 31, 2015 increased by €1.5 million or 107.1% due to a €1.0 million increase in personnel-related costs driven by headcount and a €0.5 million increase in depreciation and maintenance of servers.

Selling and marketing

Selling and marketing consists of all selling and marketing related costs and is divided into advertising expense and other expenses.

Advertising expense consists of fees that we pay for our various marketing channels like television, out-of-home advertising, radio, search engine marketing, search engine optimization, display and affiliate marketing, email marketing, online video, app marketing and content marketing.

Other selling and marketing expenses include research costs, production costs for our TV spots and other marketing material, as well as salaries and share-based compensation for our marketing, sales, hotel relations and country development teams.

	Year ended December 31,		Change
(€ in millions)	2015	2014	Amount increase (decrease)	% increase (decrease)
Advertising expense	€432.2	€271.2	€161.0	59.3%
% of total revenue	87.6%	87.7%
Other selling and marketing	29.1	15.1	14.0	92.7%
% of total revenue	5.9%	4.9%

Total selling and marketing expense	€461.3	€286.3	€175.0	61.1%

% of total revenue	93.6%	92.6%

Selling and marketing expenses for the year ended December 31, 2015 increased by €175.0 million, or 61.1%, compared to 2014, primarily driven by an increase in marketing activities across all channels. In addition, there were higher personnel expenses of €8.4 million, driven by the addition of personnel to support our growth, and an increase in share-based compensation of €2.3 million compared to 2014.

Technology and content

Technology and content expense is principally comprised of technology development, product development and content personnel and overhead, depreciation and amortization of technology assets including hardware, purchased and internally developed software and other costs (primarily licensing and maintenance expense).

	Year ended December 31,		Change
(€ in millions)	2015	2014	Amount increase (decrease)	% increase (decrease)
Personnel	€21.5	€11.1	€10.4	93.7%
Depreciation and amortization of technology assets	1.4	0.7	0.7	100.0%
Other	5.8	3.6	2.2	61.1%

Total technology and content	€28.7	€15.4	€13.3	86.4%

% of total revenue	5.8%	5.0%

Technology and content expense for the year ended December 31, 2015 increased by €13.3 million, or 86.4%, compared to 2014, primarily due to increased personnel costs of €10.4 million to support key technology projects primarily for our corporate technology function, increased depreciation and amortization of technology assets of €0.7 million, and an increase in other costs of €2.2 million. The increase of other costs for the year ended December 31, 2015 was due to increases in website content costs of €0.8 million, third-party research fees of €0.5 million and rent expense of €1.4 million, partially offset by a decrease in third-party website development costs of €0.5 million.

General and administrative

General and administrative expense consists primarily of personnel-related costs, including those of our executive leadership, finance, legal and human resource functions, shared services costs allocated by Expedia,

Inc., and professional fees for external services including legal, tax and accounting, and other costs including rent, depreciation and other overhead costs.

	Year ended December 31,		Change
(€ in millions)	2015	2014	Amount increase (decrease)	% increase (decrease)
Personnel	€11.4	€3.1	€8.3	267.7%
Related party shared services allocation	2.8	1.5	1.3	87.7%
Professional fees and other	3.9	1.9	2.0

Total general and administrative	€18.1	€6.5	€11.6	178.4%

% of revenue	3.7%	2.1%

General and administrative expense for the year ended December 31, 2015 increased by €11.6 million, or 178.4%, compared to 2014, primarily due to increased personnel costs of €8.3 million driven by increased headcount, including an increase in share-based compensation expense of €5.9 million. Professional fees and other increased by €2.0 million, primarily driven by increased rent of €0.3 million, ground rent expense associated with the build-to-suit lease of €0.9 million and costs associated with the 2015 acquisitions of €0.3 million. For additional information regarding our build-to-suit lease, see Note 2—Significant accounting policies in the notes to our consolidated financial statements.

Amortization of intangible assets

Amortization of intangible assets was €30.0 million in each of the years ended December 31, 2015 and 2014. These amortization costs relate predominantly to intangible assets recognized by Expedia upon the acquisition of a majority stake in trivago GmbH in 2013. The financial statements reflect Expedia’s basis of accounting due to this change in control in 2013.

Operating loss

Our operating loss was €47.9 million for the year ended December 31, 2015 compared to an operating loss of €30.3 million for the year ended December 31, 2014. The increased operating loss is primarily due to an increase of €11.7 million in share-based compensation in 2015 compared to 2014, as well as an increase in selling and marketing expense in excess of revenue growth.

Interest expense

Interest expenses consists primarily of interest for our borrowings.

Interest expense increased by €0.1 million for the year ended December 31, 2015 compared to 2014 primarily due to the interest paid on borrowings.

Other, net

Other, net is primarily comprised of foreign exchange gains and losses of €1.0 million and €1.6 million for the years ended December 31, 2015 and December 31, 2014, respectively as well as a reversal of an indemnification asset related to an uncertain tax position and related interest of €1.7 million for the year ended December 31, 2015.

Benefit for income taxes

	Year ended December 31,		Change
(€ in millions)	2015	2014	Amount increase (decrease)	% increase (decrease)
Benefit for income taxes	€(11.3)	€(8.6)	€(2.7)	(31.4)%
Effective tax rate	22.3%	27.2%

The decrease in the effective tax rate to 22.3% for 2015 compared to 27.2% for 2014 is primarily due to an increase in non-deductible share-based compensation to €4.4 million (non tax effected amount of €14.1 million) for the year ended December 31, 2015 compared to €0.7 million (non tax effected amount of €2.4 million) in 2014. Furthermore, non-deductible corporate allocation costs that were pushed down from Expedia increased to €2.8 million in 2015 from €1.5 million in 2014. The increase in non-deductible costs decreased the income tax benefit because of our net loss position, which yielded a lower effective tax rate year-over-year.

Seasonality

We experience seasonal fluctuations in the demand for our services as a result of seasonal patterns in travel. For example, our revenue is generally highest in the second and third quarters of each year. Our revenue typically decreases in the fourth quarter. We generally expect to experience higher operating margins in the second half of the year as we typically have higher advertising expenses in the first half of the year in advance of the high travel season. Seasonal fluctuations affecting our revenue also affect the timing of our cash flows. We typically invoice once per month, with customary payment terms. Therefore, our cash flow varies seasonally with a slight delay to our revenue, and is significantly affected by the timing of our advertising spending. The continued growth of our offerings in countries and areas where seasonal travel patterns vary from those described above may influence the typical trend of our seasonal patterns in the future.

Financial position, liquidity and capital resources

Apart from the initial capital investment from seed investors of €1.4 million in 2006 to 2008, we have funded all of our operations with operating cash flows through 2014.

In 2015, we entered into a €50.0 million credit facility with Bank of America Merrill Lynch International Limited, as lender, and Expedia, as guarantor. We utilized €20.0 million of our €50.0 million credit facility to fund capital requirements in 2015.

Each advance under the credit facility is made for a term of one, two, three or six months or such other period as is agreed with the lender and must be repaid within three business days of demand by the lender. Interest accrues with respect to each advance at a rate of LIBOR plus 1.0% per annum.

Our known material liquidity needs for periods beyond the next twelve months are described in “Management’s discussion and analysis of financial condition and results of operations—Contractual obligations and commitments.” We believe that our cash from operations, together with our credit facility and cash balance are sufficient to meet our ongoing capital expenditures, working capital requirements and other capital needs for at least the next twelve months.

Cash flows

The table below summarizes our statement of cash flows for the years ended December 31, 2015 and 2014.

	Year ended December 31,
(in millions)	2015	2014
Cash provided by (used in):
Operating activities	€(1.0)	€0.6
Investing activities	(6.5)	(4.6)
Financing activities	19.0	1.0
Effect of foreign exchange rates on cash	(0.0)	(0.1)

For the year ended December 31, 2015, net cash used in operating activities increased by €1.6 million, from €0.6 million for the year ended December 31, 2014 to €(1.0) million for the year ended December 31, 2015, primarily due to decreased benefits from working capital changes. For the year ended December 31, 2014, primary drivers of net cash used for operations relate to working capital requirements, which reflect timing of collections of accounts receivable versus payments made on accounts payable.

For the year ended December 31, 2015, cash used in investing activities increased by €1.9 million, from €(4.6) million for the year ended December 31, 2014 to €(6.5) million for the year ended December 31, 2015, primarily due to acquisitions and increased capital expenditures including internal-use software and website development. For the year ended December 31, 2014, drivers of cash used in investing activities relate to capital expenditures, including internal-use software and website development costs of €3.7 million.

For the year ended December 31, 2015, cash provided by financing activities increased by €18.0 million, from €1.0 million for the year ended December 31, 2014 to €19.0 million for the year ended December 31, 2015 and primarily included €20.0 million in proceeds from our credit facility, partially offset by the repayment of a €1.0 million loan from Expedia.

The effect of foreign exchange on our cash balances denominated in foreign currency was not material for the years ended December 31, 2015 and December 31, 2014.

Contractual obligations and commitments

The table below summarizes our contractual obligations at December 31, 2015.

	Payments due by period
(in millions)	Total	Less than 1 year	1 – 3 years	4 – 5 years	More than 5 years
Credit facility(1)	€20.0	€20.0	€—	€—	€—
Operating lease obligations(2)	72.5	4.1	9.3	15.1	44.1
Purchase obligations(3)	36.1	25.6	10.5	—	—

Total	€128.6	€49.7	€19.8	€15.1	€44.1

(1)	Variable interest accrues on our credit facility at a rate of LIBOR plus 1.0% per annum, which is not reflected in the table.

(2)	The operating leases are for office space and related office equipment. We lease our office and data center facilities under noncancelable leases that expire at various points through 2028. See “Business—Facilities” for further discussion of our leased premises. We are also responsible for certain real estate taxes, utilities and maintenance costs on our office facilities. In addition, we have various content licensing and technology agreements that, if renewed, will continue to incur costs in future periods. The future cash commitments as it relates to the lease of our new corporate headquarters are included within these figures. There are no incremental cash commitments resulting from the related construction financing obligation currently presented as a component of other long-term liabilities on our balance sheet as of December 31, 2015.

(3)	Our purchase obligations represent the minimum obligations we have under agreements with certain of our vendors and marketing partners. These minimum obligations are less than our projected use for those periods. Payments may be more than the minimum obligations based on actual use.

Off-balance sheet arrangements

Other than the items described above under “—Contractual obligations and commitments,” as of December 31, 2015, we do not have any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Quantitative and qualitative disclosures about market risk

Market risk is the potential loss from adverse changes in interest rates, foreign exchange rates and market prices. Our exposure to market risk includes our line of credit, cash, accounts receivable, intercompany receivables, investments and accounts payable. We manage our exposure to these risks through established policies and procedures. Our objective is to mitigate potential income statement, cash flow and market exposures from changes in interest and foreign exchange rates.

Interest rate risk

Because the interest rate on our line of credit is tied to a market rate, we will be susceptible to fluctuations in interest rates if, consistent with our practice to date, we do not hedge the interest rate exposure arising from any advances under our line of credit. As of December 31, 2015, we had €20.0 million outstanding under our line of credit and as of December 31, 2014, we had no amounts outstanding. In addition, Expedia currently guarantees our line of credit. If Expedia does not continue to guarantee our credit in the future, our borrowing costs could increase.

We did not experience any significant impact from changes in interest rates for the years ended December 31, 2015 or 2014.

Foreign exchange risk

We conduct business in many countries throughout the world. Because we operate in markets globally, we have exposure to different economic climates, political arenas, tax systems and regulations that could affect foreign exchange rates. Our primary exposure to foreign currency risk relates to transacting in foreign currency and recording the activity in euros. Changes in exchange rates between the functional currency of our consolidated entities and these other currencies will result in transaction gains or losses, which we recognize in our consolidated statements of operations.

Future net transaction gains and losses are inherently difficult to predict as they are reliant on how the multiple currencies in which we transact fluctuate in relation to the functional currency of our consolidated entities, the relative composition and denomination of current assets and liabilities for each period, and our effectiveness at forecasting and managing, through balance sheet netting, such exposures. As an example, if the foreign currencies in which we hold net asset balances were all to weaken by 10% against the euro and other currencies in which we hold net liability balances were all to strengthen by 10% against the euro, we would recognize foreign exchange losses of €0.8 million based on the net asset or liability balances of our foreign denominated cash, accounts receivable, and accounts payable balances as of December 31, 2015. As the net composition of these balances fluctuate frequently, even daily, as do foreign exchange rates, the example loss could be compounded or reduced significantly within a given period.

During the years ended December 31, 2015 and 2014, we recorded net foreign exchange rate losses of €1.0 million and €1.6 million, respectively.

Concentration of credit risk

Our business is subject to certain risks and concentrations including dependence on relationships with our advertisers, dependence on third-party technology providers, and exposure to risks associated with online commerce security. Our concentration of credit risk relates to depositors holding our cash and customers with significant accounts receivable balances.

Our customer base includes primarily OTAs, hotel chains and independent hotels. We perform ongoing credit evaluations of our customers and maintain allowances for potential credit losses. We generally do not require collateral or other security from our customers. Expedia and affiliates represent 39% and 32% of our revenue for the years ended December 31, 2015 and 2014, respectively, and 55% and 31% of total accounts receivable as of December 31, 2015 and 2014, respectively. Priceline.com and its affiliates represent 28% of revenues for the year ended December 31, 2015 and 28% for the year ended December 31, 2014 and 21% and 27% of total accounts receivable as of December 31, 2015 and 2014, respectively.

Critical accounting policies and significant judgments and estimates

Our management’s discussion and analysis of financial condition and results of operations is based on our consolidated financial statements and accompanying notes, which we have prepared in accordance with U.S. GAAP. The preparation of the consolidated financial statements and accompanying notes requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of our consolidated financial statements. These estimates and assumptions also affect the reported amount of net income or loss during any period. Our actual financial results could differ significantly from these estimates. The significant estimates underlying our consolidated financial statements include revenue recognition; recoverability of current and long-lived assets, intangible assets and goodwill; income; loss contingencies; redeemable non-controlling interests; acquisition purchase price allocations; and share-based compensation. There have been no material adjustments to prior period estimates for any of the periods included in this prospectus.

There are certain critical estimates that we believe require significant judgment in the preparation of our consolidated financial statements. We consider an accounting estimate to be critical if:

•	It requires us to make an assumption because information was not available at the time or it included matters that were highly uncertain at the time we were making the estimate; and

•	Changes in the estimate or different estimates that we could have selected may have had a material impact on our financial condition or results of operations.

See Note 2—Significant accounting policies, in the notes to our consolidated financial statements appearing elsewhere in this prospectus for a description of all of our significant accounting policies. We believe that the following accounting policies are the most critical to aid you in fully understanding and evaluating our financial condition and results of operations.

Revenue recognition

We recognize revenue from services rendered when the following four revenue recognition criteria are met: persuasive evidence of an arrangement exists, services have been rendered, the price is fixed or determinable and collectability is reasonably assured.

Revenue is generated each time a visitor to one of our websites or apps clicks on a hotel room offer in our search results and is referred to one of our advertisers. Advertisers pay on a per referral basis, with the aforementioned visitor click-through being considered a single referral. Given the nature of the industry, it is not unusual for referrals to be generated from automated scripts designed to browse and collect data on our websites. However, review processes are in place to identify anomalies to ensure revenue recognition is appropriate. Pricing is determined through a competitive bidding process whereby advertisers bid on their placement priority for a specific room offer within each room listing. Bids can be placed as often as daily, and changes in bids are applied on a prospective basis on the following day. Additionally, an insignificant portion of our revenue is generated through subscription-based services earned through myhotelshop and trivago Hotel Manager Pro applications. This revenue is recognized ratably over the subscription period with deferred revenue recognized upon receipt of payment in advance of revenue recognition.

Leases

We lease office space in several countries under non-cancelable lease agreements. We generally lease our office facilities under operating lease agreements. We recognize rent expense on a straight-line basis over the lease period. Any lease incentives are recognized as reductions of rental expense on a straight-line basis over the term of the lease. The lease term begins on the date we become legally obligated for the rent payments or when we take possession of the office space, whichever is earlier.

We establish assets and liabilities for the estimated construction costs incurred under lease arrangements where we are considered the owner for accounting purposes only, or build-to-suit leases, to the extent that we are involved in the construction of structural improvements or take construction risk prior to commencement of a lease. We record project construction costs during the construction period incurred by the landlord as a construction-in-progress asset and a related construction financing obligation on our consolidated balance sheets. The amounts that the company has paid or incurred for normal tenant improvements and structural improvements had also been recorded to the construction-in-progress asset.

We have operating lease agreements that require us to decommission physical space for which we have not yet recorded an asset retirement obligation. Due to the uncertainty of specific decommissioning obligations, timing and related costs, we cannot reasonably estimate an asset retirement obligation for these properties and we have not recorded a liability at this time for such properties.

Recoverability of goodwill and indefinite-lived intangible assets

Goodwill is assigned to our single reporting unit, which is expected to benefit from the synergies of the business combinations in which such goodwill was generated as of the acquisition date. We assess goodwill and indefinite-lived assets, neither of which are amortized, for impairment annually as of October 1, or more frequently, if events and circumstances indicate that an impairment may have occurred. In the evaluation of goodwill for impairment, we typically first perform a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than the carrying amount. If so, we perform a quantitative assessment and compare the fair value of the reporting unit to the carrying value. If the carrying value of a reporting unit exceeds its fair value, the goodwill of that reporting unit is potentially impaired and we proceed to step two of the impairment analysis. In step two of the analysis, we will record an impairment loss equal to the excess of the carrying value of the reporting unit’s goodwill over its implied fair value should such a circumstance arise. Periodically, we may choose to forgo the initial qualitative assessment and perform quantitative analysis to assist in our annual evaluation.

We generally base our measurement of fair value of our single reporting unit on a blended analysis of the present value of future discounted cash flows and market valuation approach. The discounted cash flows model indicates the fair value of the reporting unit based on the present value of the cash flows that we expect the reporting unit to generate in the future. Our significant estimates in the discounted cash flows model include: our weighted average cost of capital; and long-term rate of growth and profitability of our business. The market valuation approach indicates the fair value of the business based on a comparison of the company to comparable publicly traded firms in similar lines of business. Our significant estimates in the market approach model include identifying similar companies with comparable business factors, such as size, growth, profitability, risk and return on investment and assessing comparable revenue and operating income multiples in estimating the fair value of the reporting unit.

We believe the weighted use of discounted cash flows and market approach is the best method for determining the fair value of our reporting unit because these are the most common valuation methodologies used within the travel and Internet industries; and the blended use of both models compensates for the inherent risks associated with either model if used on a stand-alone basis.

In our evaluation of our indefinite-lived intangible assets, we typically first perform a qualitative assessment to determine whether the fair value of the indefinite-lived intangible assets is more likely than not impaired. If so, we perform a quantitative assessment and an impairment charge is recorded for the excess of the carrying value of the indefinite-lived intangible assets over the fair value. We base our measurement of the fair value of our indefinite-lived intangible assets, which consist of trade name and trademarks, using the relief-from-royalty method. This method assumes that the trade name and trademarks have value to the extent that their owner is relieved of the obligation to pay royalties for the benefits received from them. As with goodwill, periodically, we may choose to forgo the initial qualitative assessment and perform quantitative analysis in our annual evaluation of indefinite-lived intangible assets.

Recoverability of intangible assets with definite lives and other long-lived assets

Intangible assets with definite lives and other long-lived assets are carried at cost and are amortized on a straight-line basis over their estimated useful lives of generally less than seven years. We review the carrying value of long-lived assets or asset groups, including property and equipment, to be used in operations whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Factors that would necessitate an impairment assessment include a significant adverse change in the extent or manner in which an asset is used, a significant adverse change in legal factors or the business climate that could affect the value of the asset, or a significant decline in the observable market value of an asset, among others. If such facts indicate a potential impairment, we would assess the recoverability of an asset group by determining if the carrying value of the asset group exceeds the sum of the projected undiscounted cash flows expected to result from the use and eventual disposition of the assets over the remaining economic life of the primary asset in the asset group. If the recoverability test indicates that the carrying value of the asset group is not recoverable, we will estimate the fair value of the asset group using appropriate valuation methodologies which would typically include an estimate of discounted cash flows. Any impairment would be measured as the difference between the asset groups carrying amount and its estimated fair value.

Income taxes

We record income taxes under the liability method. Deferred tax assets and liabilities reflect our estimation of the future tax consequences of temporary differences between the carrying amounts of assets and liabilities for book and tax purposes. We determine deferred income taxes based on the differences in accounting methods and timing between financial statement and income tax reporting. Accordingly, we determine the deferred tax asset or liability for each temporary difference based on the enacted tax rates expected to be in effect when we realize the underlying items of income and expense. We consider many factors when assessing the likelihood of future realization of our deferred tax assets, including our recent earnings experience by jurisdiction, expectations of future taxable income, and the carryforward periods available to us for tax reporting purposes, as well as other relevant factors. We may establish a valuation allowance to reduce deferred tax assets to the amount we believe is more likely than not to be realized. Due to inherent complexities arising from the nature of our businesses, future changes in income tax law, tax sharing agreements or variances between our actual and anticipated results of operations, we make certain judgments and estimates. Therefore, actual income taxes could materially vary from these estimates.

We account for uncertain tax positions based on a two-step process of evaluating recognition and measurement criteria. The first step assesses whether the tax position is more likely than not to be sustained upon examination by the tax authority, including resolution of any appeals or litigation, based on the technical merits of the position. If the tax position meets the more likely than not criteria, the portion of the tax benefit greater than 50% likely to be realized upon settlement with the tax authority is recognized in the financial statements. Interest and penalties related to uncertain tax positions are classified in the financial statements as a component of income tax expense.

Advertising expense

We incur advertising expense consisting of offline costs, including television and radio advertising, and online advertising expense to promote our brands. We expense the production costs associated with advertisements in the period in which the advertisement first takes place. We expense the costs of communicating the advertisement (e.g., television airtime) as incurred each time the advertisement is shown.

Share-based compensation

We measure the fair value of share options as of the grant date if equity treatment is applied, using the Black-Scholes option pricing model. The valuation model incorporates various assumptions including expected volatility of equity, expected term and risk-free interest rates. As we do not have a trading history for our ordinary shares, the expected share price volatility for our ordinary share was estimated by taking the average historic price volatility for industry peers based on daily price observations over a period commensurate to the expected term. We base our expected term assumptions on the terms and conditions of the employee share option agreements; scheduled exercise windows. Additionally, the share price assumption used in the model is based upon a valuation of trivago’s shares as of the grant date utilizing a blended analysis of the present value of future discounted cash flows and a market valuation approach. We amortize the fair value to the extent the awards qualify for equity treatment, net of estimated forfeitures, over the vesting term on a straight-line basis. The majority of our share options vest between one and three years and have a contractual terms that align with prescribed liquidation windows.

We classify certain employee option awards as liabilities when we deem it not probable that the employees holding the awards will bear the risk and rewards of stock ownership for a reasonable period of time. We remeasure these instruments at fair value at the end of each reporting period using a Black-Scholes option pricing model which relies upon an estimate of the fair value of trivago’s shares as of the reporting date which is determined using a blended approach as discussed above. Upon settlement of these awards, our total share-based compensation expense recorded from grant date to settlement date will equal the settlement amount.

The Black Scholes pricing model requires various highly judgmental assumptions including as to volatility, expected term, risk-free interest rates, expected dividends, and the fair value of our ordinary shares, which are estimated as follows:

•	Fair value of our ordinary shares (stock price): Because our shares are not publicly traded, the fair value of ordinary shares must be estimated, as discussed in “—Fair Market Valuation” below.

•

Expected term:    The expected term represents the anticipated time period between the measurement date (grant date) and the expected exercise date (or settlement date in the case of liability awards). Assumptions about the expected term are based on the terms and conditions of the employee option agreements, including scheduled exercise/liquidation windows.

•

Expected volatility:    As we do not have a trading history for our ordinary shares, the expected share price volatility for our ordinary share was estimated by taking the average historic price volatility for industry peers based on daily price observations over a period commensurate to the expected term.

•	Risk-free rate: The risk-free interest rate is equal to the yield, as of the measurement date, of the zero-coupon U.S. Treasury bill that is commensurate with the expected term.

•	Dividend yield: We have never nor do we presently plan to pay cash dividends in the foreseeable future. Therefore, an expected dividend yield of zero was estimated.

If any of the assumptions used in the models change significantly, share-based compensation expense may differ materially in the future from that previously recorded.

In connection with the controlling-interest acquisition of trivago by Expedia Lodging Partner Services S.à r.l., an affiliate of Expedia, Inc. in 2013, certain then outstanding trivago employee options were replaced with new trivago employee options. The replacement options were exchanged for the then outstanding options based upon acquisition date fair value and maintained the original service-based vesting schedule and strike price of €1.00. The replacement options also contained conditions which allowed holders to put (or Expedia Lodging Partner Services S.à r.l. to call) underlying trivago shares to Expedia Lodging Partner Services S.à r.l. during prescribed liquidity windows in 2016 and 2018 (on the condition that holders held underlying shares for a reasonable period of time prior to liquidation in order to participate in the risks and rewards of equity ownership). The 887 options outstanding as of January 1, 2014 were comprised of 858 options that were replaced in 2013 at the time of the acquisition of a controlling interest and the remaining were additional option grants in 2013 which contained similar provisions as the replacement options.

In 2014, 180 employee options were granted for Class A ordinary shares. In 2015, 77 employee options were granted for Class A ordinary shares. Additionally, 62,178 employee options were granted in 2015 for Class B ordinary shares which have economic and voting rights that are 1/1000 of an option for Class A ordinary shares. The employee options granted in 2014 and 2015 are also subject to service-based vesting. The majority of the employee options granted in 2014 and 2015 had strike prices of €1.00, and the remaining were granted with strike prices of €17,953. The shares subscribed for underlying the grants in 2014 and 2015 are eligible to participate in prescribed liquidity events originally scheduled to occur in 2016, 2018 and 2020. Options granted with exercise prices in excess of €1.00 are not expected to participate in the risks and rewards of ownership for a reasonable period of time and are therefore accounted for as liability awards.

Awards granted in 2015 and 2016 as well as relevant valuation dates used to value liability awards in 2015, are summarized below with the associated exercise prices and grant date fair values, where applicable.

Grant Date/Value Date	Number of Options Granted	Class		Exercise Price Per Share (Class A Equivalent)	Fair Market Value per Ordinary Share at Grant Date (Class A equivalent)
May 15, 2015	35	A		€1	€33,221
May 15, 2015	30	A		€17,953	€33,221
May 15, 2015	54,978	B	*	€1	€33,221
May 15, 2015	7,200	B	*	€17,953	€33,221
July 16, 2015	12	A		€1	€33,163
December 31, 2015**	n/a	n/a		n/a	€39,807
May 2, 2016	45,000	B	*	€1	€59,864

*	Class B shares have voting and economic value which is 1/1000 of a Class A share

**	Valuation date for liability awards used in 2015 Financial Statements

In the third quarter of 2015, 484 Class A equivalent trivago employee options were exercised for nominal proceeds to trivago. The underlying shares were held by employees in order to participate in the originally scheduled 2016 liquidation event (described below). Upon exercise of these options, trivago advanced to each option holder employee involved in the exercise amounts equivalent to such employee’s personal tax liability related to the option exercise by issuing loans. Such loans were collateralized by the underlying shares and were to be repaid by employees from anticipated 2016 liquidation event proceeds. trivago’s extension of a nonrecourse loan to employees triggered an accounting modification and changed the classification of the awards from equity to liability accounting treatment resulting in an accounting modification charge and subsequent liability accounting treatment requiring remeasurement to fair value at each reporting period until settlement in 2016. During the second quarter of 2016, Expedia Lodging Partner Services S.à r.l. exercised its call right on these shares and elected to do so at a premium to fair value which resulted in incremental share-based compensation expense in that period and an increase in Expedia Lodging Partner Services S.à r.l.’s ownership in trivago of a nominal amount.

The following table shows the weighted-average assumptions used to estimate the fair value of options granted during the periods presented:

	Year Ended December 31,
	2015	2014
Risk-free interest rate	1.31%	1.31%
Expected volatility	46%	46%
Expected life (in years)	1.8	3.0
Dividend yield	0%	0%

Fair market valuation

The valuations of our equity were determined in accordance with the Statement on Standards for Valuation Services No. 1, Valuation of a Business, Business Ownership Interest, Security, or Intangible Asset (“SSVS 1”), of the American Institute of Certified Public Accountants. Beginning with the first quarter of 2015 and as of each subsequent quarter end, multiple valuations of our ordinary shares were performed with the assistance of a third party. Each analysis included, but was not necessarily limited to, the following:

•

Interviews with Expedia management concerning our history; the nature of our business, our competitive position, strengths and challenges; our operating and nonoperating assets; our historical financial positions and operating performance; our historical transactions involving debt or equity securities; and our plans for the future, including expectations regarding dividends, operating performance and financial position.

•	Analysis of our historical and prospective financial data.

•	Research concerning:

•	our financial and operating history, nature of our products and/or services, and our competitive position in the marketplace;

•	current economic conditions and outlook for the German economy, as well as applicable global economic conditions;

•	the industry in which we participate; and

•	our competitors and other companies engaged in the same or similar lines of business.

•	Analysis of market research reports regarding participants in our industry.

•	Consideration, selection and application of valuation approaches and methods.

With the assistance of the third-party valuation specialist, the value of our equity was determined using both the income and market approach on blended basis.

The steady increase in value throughout 2015 and more specifically through the first half of 2016 is due to our results of operations, improved outlook in terms of revenue growth and cash flow, as well as increases under the market approach relative to our peer group.

Income approach

In application of the income approach, a discounted cash flow method was utilized to estimate the enterprise value based on the estimated present value of future net cash flows we are expected to generate over a forecasted period and an estimate of the present value of cash flows beyond that period. The present value was estimated using a discount rate, which accounts for the time value of money and the appropriate degree of risks inherent in the business. For this valuation, financial projections were prepared to be used in the income approach. The financial projections took into account our historical financial results of operations, our business experiences and our future expectations. The risk associated with achieving our forecast was taken into account in selecting the appropriate terminal growth rate and discount rate. There is inherent uncertainty in these estimates, as the assumptions used were highly subjective and subject to change as a result of new operating data and economic and other conditions that impact our business.

Summary of key variables incorporated in the discounted cash flow analysis include:

•	Tax rate

•	Long-term growth

•	Capital expenditures

•	Depreciation

•	Working capital

•	Residual value

•	Discount rate

Market approach

In the application of the market approach, the guideline public company method was used. This method employs market multiples derived from market prices of stocks of companies that are engaged in the same or similar lines of business and that are actively traded on a free and open market. The application of the selected multiples to the corresponding measure of financial performance for the subject company produces estimates of value at the marketable-minority level. In selecting comparable public companies similar to ourselves, high growth online companies, companies which operate in online travel, and metasearch proxy companies were considered.

Estimates of fair value are not intended to predict actual future events or the value ultimately realized by employees who receive these awards, and subsequent events are not indicative of the reasonableness of our original estimates of fair value. In determining the estimated forfeiture rates for share-based awards, we periodically conduct an assessment of the actual number of equity awards that have been forfeited to date as well as those expected to be forfeited in the future. We consider many factors when estimating expected forfeitures, including the type of award, the employee class and historical experience. The estimate of stock awards that will ultimately be forfeited requires significant judgment and to the extent that actual results or updated estimates differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period such estimates are revised.

Recent accounting pronouncements

For a discussion of new accounting standards and interpretations not yet adopted by us, see Note 2—Significant accounting policies in the notes to our consolidated financial statements.

Business

Overview

trivago is a leading global hotel metasearch marketplace. Our mission is to “be the traveler’s first and independent source of information for finding the ideal hotel at the lowest rate.” We are focused on reshaping the way travelers search for and compare hotels, while enabling hotel advertisers to grow their businesses by providing access to a broad audience of travelers. At the core of our offering is our search-driven, global online marketplace, which is delivered via our websites and apps. Our marketplace allows travelers to make informed decisions by personalizing their hotel search and provides access to a deep supply of hotel offers, prices and reviews. In the twelve months ended June 30, 2016, we tracked approximately 1.2 billion visits to our websites and apps and offered access to approximately 1.2 million hotels in over 190 countries.

Our brand positions us as a key starting point for travelers searching for their ideal hotel. Our online marketplace allows travelers to identify their ideal hotel via our fast and intuitive search function, providing a deep supply of hotels, transparent price comparison, pictures, ratings and other relevant information. In the twelve months ended June 30, 2016, we provided room prices from an average of ten advertisers per hotel, with the cheapest advertiser offering a price on average 19% lower than the most expensive advertiser

We believe that the number of travelers accessing our websites and apps makes us an important and scalable marketing channel for our hotel advertisers, which include OTAs, hotel chains and independent hotels. Additionally, our ability to refine user intent through our search function allows us to provide advertisers with transaction-ready referrals. We generate revenues primarily on a “cost-per-click,” or CPC, basis, whereby an advertiser is charged when a user clicks on an advertised rate for a hotel and is redirected to that advertiser’s website where the user can complete the booking. Our CPC bidding function enables advertisers to influence their own return on investment and the volume of referral traffic we generate for them. Recognizing that advertisers on our platform have varying objectives and varying levels of marketing resources and experience, we provide a range of services to enable advertisers to improve their performance on our marketplace.

Rigorous analysis and application of data and technology are critical parts of our DNA. Within our marketplace, we capture a large amount of data on how users search on and engage with our site, enabling us to continually test new features and the effectiveness of existing ones, refine our search algorithms and thereby improve our products. This makes our marketplace more powerful for users by improving the quality of their hotel discovery experience, as well as more valuable to advertisers by refining the quality of the referrals we generate. Technology and data also drive how we engage with our advertisers via our CPC bidding algorithm. Our application of data-led improvement and innovation also informs our marketing strategy, including efforts to optimize our marketing spend.

Our marketplace can be accessed globally via 55 localized websites and apps in 33 languages. Users search our marketplace on desktop and mobile devices using a single user interface for a consistent user experience. In June 2016, our revenue from mobile websites and apps exceeded that from our desktop websites for the first time, consistent with an expected longer term shift towards mobile.

We have grown significantly since our incorporation in 2005. In the year ended December 31, 2015, we generated revenue of €493.1 million, representing growth of 59.4% over the €309.3 million generated in the year ended December 31, 2014. For the years ended December 31, 2015 and 2014, we had net losses of €39.4 million and €23.1 million, respectively. For the years ended December 31, 2015 and 2014, our adjusted EBITDA was €(1.1) million and €3.5 million, respectively. See “Selected consolidated financial data” for an additional description of adjusted EBITDA and a reconciliation of adjusted EBITDA to net loss.

Our industry

The development of our industry is influenced by several key factors.

Large and growing travel market

According to our analysis based on Phocuswright data, global travel spend grew to an estimated $1.1 trillion in 2015, representing a CAGR of 4.7% since 2010, outpacing average global economic growth of 2.9% per year in the same period. According to Phocuswright, travel dynamics vary across geographies: in the same period, the Asia-Pacific region, or APAC, grew by 7.4% and the Middle East grew by 9.7%. The more developed markets of the United States and Europe grew by 6.1% and 3.3%, respectively.

Growth in hotel spend

According to our analysis based on Phocuswright data, global hotel spend grew to $383 billion in 2015, representing a CAGR of 4.4% since 2010, to become 35% of the total travel market. Hotels have responded to rising demand by increasing capacity and investing in the overall attractiveness and quality of their hotels. Hotel supply globally contained over 22.7 million rooms as of January 1, 2016, up from 21.8 million rooms as of January 1, 2015. As the supply grows, hotel marketing spend follows suit as hotels need to increase consumer reach to improve occupancy rates, driving investment in efficient marketing.

Offline to online shift in hotel distribution

Leisure and business travelers are increasingly moving their purchase activity online. According to our analysis based on Phocuswright data, in 2010, the total percentage of hotels booked online globally was 22%, with the United States having the highest penetration at 31%, followed by Europe at 21%, APAC at 18% and the Middle East at 7%. By 2015, these figures grew to 33% globally and 36%, 35%, 29% and 25% in the United States, Europe, APAC and the Middle East, respectively. This trend of increasing online penetration has driven growth in the online segment of the travel market, which is estimated to have grown by 10.3% from 2010 to 2015, compared to total travel market growth of 4.7% in the same period.

Against this backdrop, hotels that had traditionally used integrated offline booking platforms such as retail travel agents or call centers to enable bookings for leisure and business travelers are increasingly moving distribution and associated advertising spend to online channels. According to our analysis based on Phocuswright data, hotels have increased their online booking volume from $69 billion in 2010 to $124 billion in 2015, representing an increase from 22% to 33% of total gross bookings. The U.S. hotel advertising spend (online and offline) grew with a CAGR of 6.9% between 2011 and 2015, which is a higher growth rate that any other travel segment.

Hotel metasearch as an increasingly important tool for consumers and advertisers

Metasearch has attained an increasingly prominent role in the hotel booking value chain as a tool enabling users to navigate through multiple hotel booking options simultaneously and compare prices. Metasearch aggregates fragmented travel data across the Internet into one place, resulting in transparency of price and quality, allowing consumers to make informed decisions. Metasearch offers advertisers access to a large pool of transaction-ready consumers, which encourages OTAs, hotel chains and independent hotels to advertise on metasearch sites for the purpose of driving bookings. 85% of leisure travelers start planning their travel undecided on a lodging brand, suiting a multi-brand hotel search format. U.S. leisure travelers have increasingly favored metasearch services, with usage growing from 14% in 2011 to 28% in 2013. In the United States, travelers aged 18 to 34 are almost twice as likely to use a metasearch site versus those 35 and older, according to Phocuswright. As the search behavior of users continues to shift online, driven in part by younger, technologically engaged generations, we expect metasearch to continue to become increasingly important.

Increasing usage of mobile

Global mobile data traffic has grown substantially in recent years, achieving a 74% growth rate in 2015 over 2014, and it is expected to grow at a 53% CAGR from 2015 to 2020. This trend has also impacted the share of mobile travel bookings, which from 2013 to 2015 increased from 10% of total online travel bookings to 27% in the United States, 11% to 20% in Europe and 12% to 20% in APAC, according to Phocuswright. In 2016, it is estimated that 73% of American travelers will use a mobile device to research a trip, of which 91% will use a smartphone. The secular shift towards mobile usage is especially strong among younger generations, as they trend towards greater mobile-based travel purchases. According to Phocuswright, 43% of millennials used a smartphone and 35% used a tablet for travel shopping in the United States in 2015, while 24% of U.S. travelers aged 35 years or more have used a smartphone and 26% of them have used a tablet for travel shopping. The rising number of bookings through mobile websites and apps allows hotels to extend their services throughout every stage of the travel experience, from pre-booking research and comparison to real-time service and product solutions while traveling and after check-in, increasing engagement with consumers and driving additional revenues.

We believe increasing usage of mobile technology will benefit hotel metasearch because of its ability to quickly and effectively search and filter large volumes of information and content, while delivering outputs to a single screen.

Evolving traveler behavior

Travelers are increasingly prioritizing “experience,” with 71% of travelers globally willing to go over their allocated budget if they come across interesting travel experiences. We believe the choice of accommodation is becoming more meaningful to consumers as it is a way of customizing the travel experience. Travelers are also staying digitally connected during their trips, with 27% of travelers globally sharing updates of their travels online in 2015 compared to 15% in 2013, and 40% of them sending pictures compared to 35% in 2013. Travelers are becoming more spontaneous, with 53% of travelers globally planning their holiday one month in advance or less, compared to 41% in 2013. In addition, barriers to travel are decreasing as new international low-fare airline options have made it more affordable to fly around the world. Low cost carriers control approximately 25% of the market and are growing at above-industry-average rates. Younger generations are taking more trips on average, with millennials expected to take 7.2 trips per year, compared to Generation X and Baby Boomers each expected to take 6.6 trips per year in 2016. According to Phocuswright, millennials now represent approximately 40% of U.S. leisure travelers.

Our market opportunity

As hotel discovery, evaluation and booking increasingly move online, travelers and advertisers face distinct challenges.

Challenges for travelers

The Internet has dramatically increased the quantum of information available about hotels, including amenities, style, reviews, location and pictures. Additionally, details on pricing and availability are continually updated in or near real-time. This information has empowered travelers, providing a level of insight that was previously unavailable. However, this information is often delivered via multiple, fragmented sources, including OTAs, hotel chains, independent hotels, Internet search engines and other review sites. Also, many websites are slow, confusing to navigate, and may not display the best available hotel or pricing for travelers. Furthermore, many local OTAs and smaller hotels only display their information in the local language, which adds an additional layer of complexity for travelers looking to find the ideal hotel in a foreign destination. These developments can make booking a hotel a frustrating experience for travelers.

Challenges for hotel advertisers

Hotel advertisers operate in a competitive market with different types of advertisers having specific needs. OTAs need to drive high volumes of traffic to their websites to generate revenues, while hotel chains and independent hotels who operate high fixed cost models focus on ensuring their inventory is filled. Both OTAs and hotel advertisers aspire to reach a targeted audience of travelers with their marketing.

Traditional offline advertising mediums, including television, radio, print and outdoor, focus on reaching a broad audience and can be an expensive medium for reaching the few travelers seeking hotels in a specific location on specific dates.

There are challenges with online advertising as well. While many advertisers spend an increasing amount of their marketing budgets on online advertising where it is possible to economically reach a very broad audience through a website, the fragmentation of travelers online makes it difficult to scale cost effectively. In addition, OTAs, smaller hotel chains and hotels may not have the resources to develop sophisticated websites and as a result, provide a limited user experience in terms of attractiveness, comprehensiveness of information and ease of booking. Such websites often only publish information in local languages, limiting their reach to a local market.

The trivago marketplace

We believe that our marketplace is reshaping hotel discovery for our users, while changing the way hotel advertisers identify, engage with and acquire travelers.

Our search function forms the core of our user experience. It efficiently captures user intent and preferences and, as of June 30, 2016, provided them with access to approximately 1.2 million hotels worldwide. It collates a large amount of information from multiple sources and gives each user what we believe to be the optimal basis to make a decision. We help users to convert initial interest into a clear and specific booking intention.

We enable hotel advertisers to advertise offers for each individual hotel . By placing bids in our CPC-based bidding system, each advertiser can influence the likelihood that traffic is driven to its site. Advertisers can reach a broad global audience while generating targeted, transaction-ready referrals.

Key benefits for users

Global aggregation of real-time hotel supply

We aggregate hotel availability from a range of advertisers globally. This supply is continually updated in or near real time, so users can view current availability from a broad range of advertisers. We believe travelers use our marketplace as their entry point for hotel research, confident that they receive comprehensive coverage of their options to book a hotel.

Tailored hotel search function

Our search function is designed to enable individual users to find their ideal hotel. We personalize results based on a user’s search terms, selected filters and other interactions with our website. In addition, we aggregate and analyze multiple sources of information to build a profile for each individual hotel. Our search algorithms, which are refined by millions of searches each day, create matches amongst the two sets of information.

Transparent price comparison

Our depth of advertisers means that users were able to choose from more than ten advertisers per hotel on average in the twelve months ended June 30, 2016. Our algorithm selects the lowest available price for each hotel and displays room types with a broad range of pricing options available from our advertisers. This reduces the need for travelers to spend time searching across multiple websites and apps to confirm the lowest available rate.

Deep content and information on hotels

We obtain hotel information from many sources, such as travel booking sites, hotel websites, review sites, directly from hotels and internal resources. This information includes pictures, descriptions, reviews, ratings, amenities and room types. We condense and enrich this information. For example, our rating score distills multiple sources of review information and combines them into a single score.

Key benefits for advertisers

Broad traveler reach

We offer advertisers a highly scalable channel of travelers, given our broad presence across multiple geographies and languages. Additionally, for many travelers, we believe we are the entry point to their hotel search, enabling advertisers to engage with potential new customers.

Delivery of transaction-ready referrals

We provide advertisers with motivated travelers who have proactively expressed their specific intent via our search function. Due to the breadth of hotel information we provide, travelers referred by trivago often already have a comprehensive understanding of the hotel and its offerings.

Market-driven, referral-based pricing structure

We believe our advertisers value the flexibility to control the pricing and volume of referrals they generate from our marketplace. The transparency of our model makes it easy for advertisers to evaluate the performance of their spend and to influence their own return on investment.

Improve advertisers’ competitiveness

Hotel advertisers have varying levels of experience, scale and resources to dedicate to their marketing efforts. We provide our advertisers with advice, actionable data insights and advertiser tools to help them optimize their investment on our marketplace.

Our strengths

We believe that our competitive advantages are based on the following key strengths:

Industry-leading product and user experience

We believe that we provide the most effective and intuitive hotel search tool for travelers. We have invested in our product over many years and continue to spend significant time and resources on further refining our websites and apps to provide the best possible user experience. We regularly test and refine multiple aspects of our websites and apps, believing that incremental enhancements over time add up to improvements in overall user experience. This approach benefits both our users and advertisers by enabling more satisfying and effective engagement with our search-driven marketplace.

Significant scale

We have achieved significant scale, with approximately 1.2 million hotels available on our marketplace as of June 30, 2016, supported by 55 localized versions of our websites and apps served in 33 languages. Additionally, we believe we work with almost all significant international, regional and local OTAs. Our business benefits from our engaged and often long-established relationships with local advertisers globally. In the twelve months ended June 30, 2016, we tracked approximately 1.2 billion visits to our websites and apps. Bringing together advertisers and users at this scale creates powerful network effects, improving the quality of the trivago experience for all parties.

Powerful data and analytics

We capture large amounts of data across our marketplace, including traveler data, advertiser data, publicly available content and data on how travelers and advertisers interact with our marketplace. Our ability to analyze and rapidly respond to this data enables us to continuously improve our marketplace.

High brand recognition and user loyalty

We have continuously invested in our brand over many years and have achieved strong brand recognition globally. Our brand drives traffic to our site by underpinning the connection travelers make between trivago and hotel search. This directly supports our position as users’ entry point to hotel discovery, with more than 50% of our traffic coming from branded sources in 2015 and the first half of 2016. Additionally, we believe that our brand traffic improves the effectiveness of our marketplace to advertisers, as our internal data indicates that the conversion rates of our referrals are higher from branded than non-branded traffic for the advertisers included in our research. Our research shows that our aided brand awareness in May 2016 in Italy, Spain, Germany, the United Kingdom, France and the United States was 93%, 88%, 86%, 82%, 79% and 63%, respectively.

Scalable business model

We have a highly scalable business model that enables us to grow rapidly and efficiently. We can expand within current markets as well as into new markets, while incurring limited incremental investment in infrastructure, benefitting in part from our existing scale and common global platform.

Corporate culture

We believe that our entrepreneurial corporate culture and flat organizational structure are key ingredients in our success. These have been designed to reflect the fast moving technology space in which we operate, as well as our determination to remain pioneers in our field. Our employees act as entrepreneurs in their areas of responsibility, continuously striving for innovation and improvement. We encourage our employees to regularly take on new challenges within the company to broaden their perspectives, accelerate their learning, ensure a high level of motivation and foster communication. Cultural fit is a key part of our recruiting process, as we seek to hire individuals comfortable working in a flat organizational structure that rewards those who take initiative and continually seek to understand and learn, take risks and innovate. We regard failure as an opportunity to learn and inform improved approaches going forward.

Our strategy

Our strategy is shaped by our mission “to be the traveler’s first and independent source of information for finding the ideal hotel at the lowest rate.” We run our business and set our priorities and strategy according to our mission.

... traveler’s...

We designed our marketplace to be useful for every traveler with every reason to travel. We focus on continuing to optimize our websites and apps, ensuring their intuitive navigation and high performance.

... first...

We want to be the starting point for travelers seeking to discover their ideal hotel at the lowest rate. We believe we provide a valuable service to travelers, allowing them to quickly and effectively navigate a crowded hotel booking ecosystem. We intend to be each traveler’s first source of hotel information by growing our engagement with travelers through continuous investment in both online and offline marketing to build our brand efficiently and drive strong user acquisition and retention. We plan to continue to enhance our mobile offerings and user engagement on mobile devices, thereby further increasing access for travelers to our services anytime and anywhere.

... and independent...

We believe we have created a marketplace that is fair and transparent for users, offering them a powerful tool to easily access information in the complex hotel market. We provide users the information so they can independently decide where to stay.

... source of information...

We focus on providing information to our users rather than selling them products or services. We support travelers’ searches by aggregating hotel information from across the Internet and displaying it in a simple, easy to navigate format. We also intend to continue growing our number of direct relationships with hotels, thereby increasing the volume and quality of information we can provide to travelers. We believe that it is crucial to the success of our user experience that we provide comprehensive, relevant and easily accessible information.

... finding the ideal...

We believe there is an ideal hotel for every traveler. We aim to continuously optimize our search algorithms to consistently deliver hotel suggestions to each of our users for each specific stay so they can find their ideal hotel . While we believe we offer a best-in-class hotel search experience, we acknowledge there is the opportunity for further innovation in the areas of search personalization and hotel categorization and rating. We are investing in new technologies like semantic search to continuously improve our users’ discovery experience and may explore additional technology-led acquisitions going forward.

... hotel...

We are focused on the hotel sector. Our marketplace and algorithms are optimized to display and match users with specific hotel characteristics. As our technology is advancing and traveler preferences are shifting, we increasingly complement our hotel offerings with other forms of accommodation that are relevant to our users.

... at the lowest rate.

Providing the lowest rate to our users is at the core of what we do. Our ability to provide pricing transparency by identifying the lowest available rates from our advertisers is driven in part by the large number of advertisers on our platform. As we continue building out our advertiser base globally and supporting advertisers in efficiently using our marketplace, this should help provide travelers with consistently low prices across our supply of available hotels.

Our products and services

Products for travelers

Our free to use, search-driven marketplace is designed to help travelers find their ideal hotel at the lowest available price. As a hotel metasearch website, users do not book directly on our platform. When they click on an offer for a hotel room at a certain price, they are referred to our advertisers’ websites where they can complete their booking. We maintain one of the largest searchable databases of hotels in the world. As of June 30, 2016, our database includes approximately 1.2 million hotels, gathered through OTAs, hotel chains and independent hotels.

Our users initially search via a text-based search bar function, which supports searches across a broad range of criteria. This leads through to a listings page that displays search results and allows for further refinement based on more nuanced filters. Additionally, we enhance our users’ experience by giving them the choice to display their search results in listings or map formats.

Initial search bar parameters	Subsequent, in marketplace filters
Location (City, Region, Country, Point of Interest)	Hotel stars (1 star to 5 stars) Popularity

Check-in date	trivago ratings (Below average, Satisfactory, Good, Very Good, Excellent)

Check-out date	Price range

Room type (single, double, family, multiple)	Distance from landmarks

Hotel name	Top amenities options (Pets, Beach, Free WiFi, Breakfast, Pool)

Hotel name or address

Selecting a hotel takes the user to a hotel listing page specific to that hotel. This page contains broad, aggregated information, including:

•	Hotel information: We display information such as hotel name, pictures , amenities, star rating and distance to selected location;

•

trivago ratings:    We aggregate millions of ratings from across the Internet to come up with our trivago rating, a 100-point score and a related trivago rating “face,” from “sad red” for “below average” to “very happy green” for “excellent.” Our ratings provide a single, aggregated snapshot providing our users valuable insight while saving them time;

•	Reviews: We provide reviews from third parties in a clear and concise format; and

•

Price comparison:    We prominently display the “top deal” for a hotel, while also listing all other available offers from our advertisers in list format, including room types, amenity and payment options.

The data we show for each hotel combines aggregated publicly available information, as well as information sourced directly from hotels in a unique, user-friendly format.

Our products are accessible anytime and anywhere, online and on mobile devices. We provide our services through mobile websites and apps. m.trivago.com is our mobile-optimized website accessible on mobile device browsers, and our full-featured native mobile app is available on iPhone, iPad, Android Phone and Android Tablet.

Services for advertisers

We provide advertisers with a marketplace through which they can reach a large base of transaction-ready travelers. Our ability to capture user intent and our CPC-based bidding model make our marketplace an effective channel for our advertisers. Additionally, we work with our advertisers to help define their target spend and objectives, ensuring that these are effectively captured on our marketplace.

We also offer our advertisers a suite of tools to help promote their listings on our platform and drive traffic to their websites. The following tools and services provide tailored solutions for OTAs, hotel chains and independent hotels to help them manage their presence on our marketplace and steer their investments according to their budget and traffic needs. Our tools include:

Content services, which allow advertisers to manage the content displayed on our marketplace:

•

Hotel Manager, a free administration tool specifically for hotels, helping them build and manage a unique hotel profile on trivago to enhance their profile. This includes the ability to manage visual and static content, including adjusting contact details, pictures, amenities and service listings, as well as refining descriptions. Using the Hotel Manager tool, each hotel can ensure that our marketplace accurately captures their offerings, helping attract guests.

•

Hotel Manager Pro, which is sold on a one-year subscription basis and allows hotels to enhance their profile with more advanced products and functionalities. With Hotel Manager Pro, hotels can increase promotion with exclusive news about their hotel and prominent contact details, helping them stand out. We encourage their guests to get in touch with them directly. Furthermore, we provide advertisers with advanced information about who searches for them as well as benchmarking against their competition.

Connectivity and bidding services, which are provided for free to support advertisers’ rate display and CPC bidding:

•

trivago Direct Connect, which enables hotel chains to publish their website rates directly on their profiles, helping them to increase direct bookings and their prominence in our marketplace. Hotel chains running campaigns benefit from including automated CPC marketing, simple analytics and intelligent performance forecasting.

•

trivago Campaign Manager, an evolution of Direct Connect that specifically enables individual hotels to run their own direct campaign on trivago by using their existing interface. Hotels set a monthly budget, and we create an optimized marketing campaign, automatically calculating CPC bids that are competitive with other advertisers and seek to increase referrals. A dedicated campaign management team is available via email or phone to support hotels.

•

Automated Bidding, which allows OTAs, hotel chains and independent hotels to bid efficiently on listings. Advertisers are able to decide the traffic volumes or return on advertising investment they wish to reach and the tool will automatically set and adjust bids according to the target. We believe this is an especially valuable tool for advertisers that are less familiar with online bidding models, although it is our belief that larger, more experienced advertisers will also increasingly value the efficiency Automated Bidding provides.

•

trivago Intelligence, which provides holistic control for our advertisers that wish to closely manage and analyze their advertising on our marketplace. It allows them to bid on individual hotels with a high degree of granularity and control, provides metrics and feedback on specific advertising campaigns and offers advice to optimize bidding strategy and drive additional referrals.

•

Express Booking, which is developed to help our advertisers drive bookings by providing the option of an easy check-out engine within our marketplace. Although the booking information is completed on our site, the advertiser processes payment directly, confirms the booking and provides any booking support. We also prominently feature the brand of the advertiser taking the booking, allowing our advertisers to continue to build their own brand within our marketplace.

Our customers

Customers that pay to advertise on trivago include:

•	OTAs, including large international players, as well as smaller, regional and local OTAs;

•	Hotel chains, including large multi-national hotel chains and smaller regional chains;

•	Independent hotels; and

•	Industry participants, including other metasearch and content providers.

We generate the large majority of our revenue from OTAs. Three of these OTA advertisers accounted for 10% or more of our revenue during 2014 and 2015: Booking.com (a Priceline Group affiliate), Hotels.com (an Expedia affiliate) and Brand Expedia accounted for 24%, 19% and 15%, respectively, of our net revenues for the year ended December 31, 2015 and 24%, 11% and 15%, respectively, of our net revenues for the year ended December 31, 2014.

Nearly all of our agreements with advertisers, including our agreements with our three largest advertisers, are short-term agreements that may be terminated at will or upon three to seven days’ prior notice by either party. Although the bulk of our revenue comes from three large OTAs, we have a large number of advertisers on our bid-based platform, which we believe helps to limit dependence on any one advertiser or group of advertisers.

Competition

We operate in a highly competitive market. Travelers have a range of options to find and book hotel rooms and other accommodations, both offline and online. Similarly, OTAs, hotel chains and independent hotels advertise their rooms through both offline and online channels. While we face competition from offline and online channels, we believe that we compete favorably due to our differentiated user and advertiser propositions.

Competition for users

We compete to attract users to our websites and apps to help them research and find hotels. Given our position at the top of the online hotel search funnel, many companies we compete with are also our customers.

Our principal competitors for users include:

•	Metasearch websites and apps such as Kayak and Qunar;

•	Search engines such as Baidu, Bing, Google and Yahoo!;

•	Independent hotels and hotel chains such as Accor, Hilton and Marriott;

•	OTAs, such as Booking.com, Ctrip and Expedia;

•	Content and review driven booking sites such as TripAdvisor; and

•	Alternative accommodation providers such as Airbnb and HomeAway.

Competition for advertisers

We compete with other advertising channels for hotel advertisers’ marketing spend. These include traditional offline media and online marketing channels. In terms of user traffic, we compete on the basis of the quality of referrals, CPC rates and advertisers’ implied return on investment. While we compete with OTAs, hotel chains and independent hotels for user traffic, these parties also represent the key contributors to our supply. Because we primarily refer our users to advertisers’ websites, we do not believe that we compete directly with advertisers for bookings.

Our principal competitors for advertisers’ marketing spend include:

•	Print media, such as local newspapers and magazines;

•	Other traditional media, such as television and radio;

•	Search engines, such as Baidu, Bing, Google and Yahoo!;

•	Online metasearch and review websites, such as Kayak, Qunar and TripAdvisor;

•	Social networking services, such as Facebook and Twitter;

•	Websites offering display advertising;

•	Email marketing software and tools;

•	Online video channels, such as YouTube; and

•	Mobile app marketing.

Technology and infrastructure

Data and proprietary algorithms

We process a large amount of user data from public sources, user traffic, advertisers and direct connections into the databases of over 200 advertisers as of June 30, 2016. We believe it is central to the success of our business that we effectively capture and parse this data. To achieve this, we have developed proprietary algorithms that drive key actions across our platform, including search, listings and bidding tools. We continue to explore new ways to capture relevant data and feed this into our platform to further enhance the experience for both our users and advertisers.

Infrastructure

We host our platform at five different locations in Germany, the United States, Hong Kong and China, while also selectively leveraging cloud hosted services, which we believe offers us secure and scalable storage at limited incremental expense. While much of the data we receive and capture is not sensitive, our data centers are compliant with the highest security standards. It is our policy to store separately the limited amount of sensitive data that we do capture. Our data centers are PCI compliant. We have designed our websites, apps and infrastructure to be able to support high volume demand. In the twelve months ended June 30, 2016, we received approximately 1.2 billion visits.

Software

We develop our own software through our teams based in Germany, the Netherlands and Spain, employing a rigorous iterative approach. This includes the proprietary algorithm underlying our search function, internal management tools, data analytics and advertiser tools.

Marketing

We believe that building and maintaining the trivago brand and clearly articulating our value proposition will drive both travelers and advertisers to our platform. We focus our marketing teams and spend towards building effective messaging to a broad audience. We take a data-driven, testing-based approach, where we use our proprietary tools and processes to measure and optimize performance end to end, starting with the pretesting of the creative and ending with the optimization of media spend. We have built in-house tools that capture data and calculate our return on investment on almost every element of our brand and performance marketing.

We invest in brand marketing globally across a broad range of media, including television marketing, video marketing (such as YouTube), radio and out-of-home advertising. The amount and nature of our marketing spend varies across our markets, depending on multiple factors including cost efficiency, local media dynamics, size of market and our existing brand presence in that market.

We are active in online performance marketing channels, continuously optimizing each advertisement through dedicated tests. We also generate hotel content as a means of engaging with travelers, which is distributed online including via social media.

Sales

We have dedicated sales teams that manage the process of onboarding advertisers, maintain ongoing relationships with over 200 advertisers as of June 30, 2016, work with advertisers to ensure they are optimizing their outcomes from the trivago platform and provide guidance on additional tools and features that could further enhance advertisers’ experience. We seek to provide tailored advice to each of our advertisers, and thus have dedicated sales teams for OTAs, hotel chains and independent hotels.

We aim to maintain close dialogues with OTAs and sophisticated hotel chains to better understand each advertiser’s specific needs and objectives in order to offer solutions to optimize their advertising through our marketplace.

Certain advertisers, including some independent hotels, are often less familiar with CPC bidding models and online advertising more broadly, so our process of relationship building can follow a longer sales cycle than is the case typically with OTAs. The starting point for these sales processes can be building their awareness of the relevance of our marketplace to their business, articulating the opportunities our independent platform offers, onboarding hotels by encouraging them to edit their information and profiles on our site, upselling more advanced products to further enhance their profiles, and encouraging hotels to start bidding directly on our marketplace. This often multi-stage process requires our sales team to develop close relationships with each hotel. As of June 30, 2016, over 200,000 hotels engaged through Hotel Manager directly with our platform, of which over 20,000 subscribed to Hotel Manager Pro.

Our employees and culture

As of June 30, 2016, we had 973 full-time employees, 880 of which worked in Germany. Including part-time employees, 1,040 people worked for trivago as of June 30, 2016.

We recruit across multiple continents and are culturally diverse. As of June 30, 2016, approximately one-third of our employees were German nationals, with the remaining two-thirds comprised of over 50 different nationalities.

We believe that our entrepreneurial corporate culture and flat organizational structure are key ingredients in our success. These have been designed to reflect the fast moving technology space in which we operate, as well as our determination to remain pioneers in our field. Our employees act as entrepreneurs in their areas of responsibility, continuously striving for innovation and improvement. We encourage our employees to take on new challenges within the company regularly to broaden their perspective, accelerate their learning, ensure a high level of motivation and foster communication. Cultural fit is a key part of our recruiting process, as we seek to hire individuals comfortable working in a flat organizational structure that rewards those who take initiative and continually seek to understand and learn, take risks and innovate. We regard failure as an opportunity to learn and inform improved approaches going forward.

Internally, we distill our values into six core qualities:

•	Trust: We want to build an environment in which mutual trust can develop that gives employees the confidence to discuss matters openly and act freely.

•	Authenticity: We aim to be authentic and appreciate constructive and straight feedback.

•	Entrepreneurial passion: We believe that entrepreneurial passion drives us forward to continuously try out new and improved ways of thinking and doing.

•	Power of proof: We believe that data, used correctly, can lead to empirical, proof-based decision making across the organization.

•

Focus:    We focus our energy on our mission of being the traveler’s first and independent source of information for finding the ideal hotel at the lowest rate. This mission drives where we spend our time and focus. We believe that multiple small, incremental improvements towards this goal add up to long-term success.

•	Learning: We never stand still and choose to remain open minded and inquisitive. We try new ideas and continue to challenge received wisdom.

Intellectual property

Our intellectual property, including trademarks, is an important component of our business. We rely on confidentiality procedures and contractual provisions with suppliers to protect our proprietary technology and our brands. In addition, we enter into confidentiality and invention assignment agreements with our employees and consultants.

We have registered domain names for websites that we use in our business, such as www.trivago.com, www.trivago.de and www.trivago.co.uk. Our registered trademarks include: trivago, Room5, Youchan and our trivago logo. These trademarks are registered in various jurisdictions.

Government regulation

trivago provides data and information to its advertisers and users and conducts marketing activities that are subject to consumer protection laws in jurisdictions in which we operate regulating unfair and deceptive practices. For example, the United States and European Union are increasingly regulating certain activities on the Internet and online commerce, including the use of information retrieved from or transmitted over the Internet and user-generated content, are increasingly focused on ensuring user privacy and information security and limiting behavioral targeting and online advertising, and are imposing new or additional rules regarding the taxation of Internet products and services, the quality of products and services as well as the liability for third-party activities. Moreover, the applicability to the Internet of existing laws governing issues such as intellectual property ownership and infringement is uncertain and evolving.

In particular, we are subject to an evolving set of data privacy laws. As of May 25, 2018, a new EU data protection regime will become applicable that provides for a number of changes to the existing EU data protection regime, including imposing stricter requirements on companies that process personal data, stricter internal processes for the transparency of processed data, stricter requirements on computer safety measures and controls, and greater rights of individuals to demand, e.g., information on or the deletion of processed data. Certain breaches of the new regime impose fines up to €20 million, or 4% of the global turnover on a group basis, whichever is greater.

Many governmental authorities in the markets in which we operate are also considering alternative legislative and regulatory proposals that would increase regulation on Internet advertising. It is impossible to predict whether new taxes or regulations will be imposed on trivago’s services, and whether or how trivago might be affected. Increased regulation of the Internet could increase the cost of doing business or otherwise materially adversely affect trivago’s business, financial condition or results of operations.

Facilities

Our corporate headquarters are located in Düsseldorf, Germany where we lease office space of 17,761 square meters, in the aggregate, under separate lease agreements expiring between December 2017 and 2019.

On July 23, 2015, we entered into a lease agreement for 25,900 square meters of office space at another location in Düsseldorf, Germany for a ten-year fixed term commencing upon finalization of the construction of the facilities. We intend to relocate our corporate headquarters to such facilities in 2018 when construction is expected to be completed.

Insurance

We maintain usual or customary insurance policies, coverage and deductibles as maintained by a company in our industry, as well as director and officer liability insurance. We periodically review our coverage for adequacy in light of the risks we face as a business and as business conditions change.

Legal proceedings

From time to time, we and our subsidiaries may be involved in various claims and legal proceedings relating to claims arising out of our operations.

We are not currently a party to any material legal proceedings (including any such proceedings that are pending or threatened of which we are aware).

Management

Senior management and board members

The following table presents information about our senior management and board members, including their ages, initial year of appointment and position as of the date of this prospectus:

Name	Age	Initial Year of Appointment	Position

Senior Management

Axel Hefer	39	2016	Managing Director

Andrej Lehnert	47	2015	Managing Director

Rolf Schrömgens	40	2005	Managing Director

Malte Siewert	42	2006	Managing Director

Johannes Thomas	29	2011	Managing Director

Peter Vinnemeier	41	2005	Managing Director

Name	Age	Initial Year of Appointment	Position

Board Members

Unless otherwise indicated, the current business addresses for the senior management and the members of our board of directors is c/o trivago GmbH, Benningsen-Platz 1, 40474 Düsseldorf, Federal Republic of Germany.

Senior management

The following is a brief summary of the business experience of our senior management.

Axel Hefer has served as a Managing Director since 2016. Prior to joining the company, Mr. Hefer was CFO and COO of Home24 AG, an online home furniture and decor company, and Managing Director of One Equity Partners, the Private Equity Division of J.P. Morgan Chase. Mr. Hefer holds a diploma in management from Leipzig Graduate School of Management (HHL) and an MBA from INSEAD.

Andrej Lehnert has served as a Managing Director since 2015. Prior to joining the company in 2011, Mr. Lehnert led his own Internet venture after serving as a Director for the William Wrigley Jr. Company until 2008. Mr. Lehnert holds a degree of business administration from University Erlangen-Nuremberg.

Rolf Schrömgens has served as a Managing Director since 2005. Prior to joining the company, Mr. Schrömgens was founder and VP at ciao.com, a consumer review website. Mr. Schrömgens holds a diploma in management from Leipzig Graduate School of Management (HHL).

Malte Siewert has served as a Managing Director since 2006. Prior to joining the company, Mr. Siewert was an investment banker at HSBC Trinkaus und Burkhardt and Merrill Lynch. Mr. Siewert holds a diploma in management from Leipzig Graduate School of Management (HHL).

Johannes Thomas joined the company in 2011 and has served as a Managing Director since 2015. Mr. Thomas has over ten years of experience in travel and hospitality. Before joining the company, Mr. Thomas worked at his family-owned hotel and at Starwood Hotels and Resorts. He gained further tourism experience at isango!, a website for booking travel experiences, and later founded his own company, which operated travel sites in Germany, Italy and Spain.

Peter Vinnemeier has served as a Managing Director since 2005. Prior to joining the company, Mr. Vinnemeier was founder and VP Technology at ciao.com, Mr. Vinnemeier holds a diploma in management from Leipzig Graduate School of Management (HHL).

Board composition after this offering

Our board will be comprised of              members. Each board member is elected for a term of up to         years. A board member may be re-appointed. Board members must retire periodically in accordance with a rotation plan to be drawn up by the board. Our board members will be elected by our general meeting of shareholders in accordance with the Articles of Association prior to the consummation of this offering.

The directors are appointed by the general meeting of shareholders. A director may, subject to compliance with certain Dutch statutory procedures, be removed with or without cause by a resolution passed by a majority of the votes cast by those present in person or by proxy at a meeting and who are entitled to vote.

Director independence

As a foreign private issuer under the              rules, we are not required to have independent directors on our board of directors, except to the extent that our Audit Committee is required to consist of independent directors. However, our board of directors has determined that, under current              listing standards regarding independence (which we are not currently subject to), and taking into account any applicable committee standards, Mssrs.              and              are independent directors.

Foreign private issuer status

Controlled company exemption

Expedia will beneficially own more than 50% of the voting power of our shares eligible to vote in the election of directors. As a result, we will continue to be a “controlled company” as set forth in             . Under these corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect to utilize exemptions from certain corporate governance standards, including the requirement (1) that a majority of the Board of Directors consist of independent directors, (2) to have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) that our director nominations be made, or recommended to the full Board of Directors, by our independent directors or by a nominations committee that is composed entirely of independent directors and that we adopt a written charter or board resolution addressing the nominations process. We are currently utilizing these exemptions and expect to continue to do so. In the event that we cease to be a “controlled company” and our shares continue to be listed on             , we will be required to comply with these provisions within the applicable transition periods.

Committee composition

The Board has established, or will establish prior to the completion of this offering, an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee

The audit committee, which is expected to consist of                 ,                 and                 , will assist the board in overseeing our accounting and financial reporting processes and the audits of our financial statements.                will serve as Chairman of the committee. The audit committee will consist exclusively of members of our board who are financially literate, and                is considered an “audit committee financial expert” as defined by the SEC. Our board has determined that                satisfies the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. We will rely on the phase-in rules of the SEC and              with respect to the independence of our audit committee. These rules require that all members of our audit committee must meet the independence standard for audit committee membership within one year of the effectiveness of the registration statement of which this prospectus forms a part. The audit committee will be governed by a charter that complies with              rules.

Upon completion of this offering, the audit committee will be responsible for:

•	recommending the appointment of the independent auditor to the general meeting of shareholders;

•	the appointment, compensation, retention and oversight of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit services;

•	pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;

•	evaluating the independent auditor’s qualifications, performance and independence, and presenting its conclusions to the full board on at least an annual basis;

•

reviewing and discussing with the board and the independent auditor our annual audited financial statements and quarterly financial statements prior to the filing of the respective annual and quarterly reports;

•

reviewing our compliance with laws and regulations, including major legal and regulatory initiatives and also reviewing any major litigation or investigations against us that may have a material impact on our financial statements; and

•	approving or ratifying any related person transaction (as defined in our related person transaction policy) in accordance with our related person transaction policy.

The audit committee will meet as often as one or more members of the audit committee deem necessary, but in any event will meet at least four times per year. The audit committee will meet at least once per year with our independent accountant, without our senior management being present.

Compensation Committee

The compensation committee, which is expected to consist of                ,                and                 , will assist the board in determining senior management compensation.                 will serve as Chairman of the committee. The committee will recommend to the board for determination the compensation of each member of our senior

management. Under SEC and              rules, there are heightened independence standards for members of the compensation committee, including a prohibition against the receipt of any compensation from us other than standard board member fees. All of our expected compensation committee members will meet this heightened standard.

Upon the completion of this offering, the compensation committee will be responsible for:

•	identifying, reviewing and approving corporate goals and objectives relevant to senior management compensation;

•	analyzing the possible outcomes of the variable remuneration components and how they may affect the remuneration of the senior management;

•	evaluating each member of senior management’s performance in light of such goals and objectives and determining each member of senior management’s compensation based on such evaluation;

•

determining any long-term incentive component of each member of senior management’s compensation in line with the remuneration policy and reviewing our senior management compensation and benefits policies generally;

•	periodically reviewing, in consultation with our Chief Executive Officer, our management succession planning; and

•	reviewing and assessing risks arising from our compensation policies and practices for our employees and whether any such risks are reasonably likely to have a material adverse effect on us.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee, which is expected to consist of             ,              and             , will assist our board in identifying individuals qualified to become members of our board consistent with criteria established by our board and in developing our corporate governance principles.              will serve as Chairman of the committee.

Upon the completion of this offering, the nominating and corporate governance committee will be responsible for:

•	drawing up selection criteria and appointment procedures for board members;

•	reviewing and evaluating the composition, function and duties of our board;

•	recommending nominees for selection to our board and its corresponding committees;

•	making recommendations to the board as to determinations of board member independence;

•	leading the board in a self-evaluation, at least annually, to determine whether it and its committees are functioning effectively;

•	overseeing and recommending for adoption by the general meeting of shareholders the compensation for our board members; and

•

developing and recommending to the board our rules governing the board and code of business conduct and ethics and reviewing and reassessing the adequacy of such rules governing the board and Code of Business Conduct and Ethics and recommending any proposed changes to the board.

Code of Business Conduct and Ethics

Upon consummation of this offering, we intend to adopt a Code of Business Conduct and Ethics which covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies such as equal opportunity and non-discrimination standards.

Senior management and board member employment agreements

Members of our senior management each currently have an employment agreement for an indefinite period of time. Upon consummation of this offering, we intend to enter into management services agreements with each member of our senior management and with each board member. These agreements will provide for benefits upon a termination of service, and these agreements each contain customary provisions regarding noncompetition, nonsolicitation, confidentiality of information and assignment of inventions.

Option plan

We may grant stock options and other share-based awards to directors, officers, employees and consultants. As of December 31, 2015 and 2014, we had 1,206 and 1,062 ordinary shares authorized for equity share option issuance. We issue new shares to satisfy the exercise or release of share-based awards.

Compensation of senior management and board members

The aggregate compensation, including benefits in kind, accrued or paid to our senior management and board members with respect to the year ended December 31, 2015, for services in all capacities was €2.2 million ($2.4 million). As of December 31, 2015, we have nothing set aside or accrued to provide pension, retirement or similar benefits to our senior management and board members. For the year ended December 31, 2015, members of our senior management were granted 45 share options, 15 of which were granted with a strike price of €17,953, the remainder of which had a strike price of €1.00. The shares subscribed for underlying the grants are eligible to participate in prescribed liquidity events originally scheduled to occur in 2016 and 2018. See “Management’s discussion and analysis of financial condition and results of operations—Share-based compensation” for additional information.

Insurance and indemnification

Senior management and board members have the benefit of indemnification provisions in our Articles of Association. These provisions give senior management and board members the right, to the fullest extent permitted by law, to recover from us amounts, including but not limited to litigation expenses, and any damages they are ordered to pay, in relation to acts or omissions in the performance of their duties.

Insofar as indemnification of liabilities arising under the Securities Act may be permitted to senior management and board members or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Principal and selling shareholders

The following table sets forth information relating to the beneficial ownership of our ordinary shares as of June 30, 2016 (i) prior to the consummation of this offering and (ii) as adjusted to reflect the sale of our ordinary shares in this offering, for:

•	each person, or group of affiliated persons, known by us to beneficially own 5% or more of our outstanding ordinary shares;

•	each Selling Shareholder;

•	each member of our senior management and our board of directors; and

•	each member of our senior management and our board of directors as a group.

For further information regarding material transactions between us and principal shareholders, see “Related party transactions.”

The number of ordinary shares beneficially owned by each entity, person, member of senior management and board member is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of August 31, 2016 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.

The members’ equity of trivago GmbH is not unitized under German corporate law. However, pursuant to the company’s Articles of Association, we have unitized members’ equity into Class A shares and Class B shares, with each Class B share having 1/1,000 of the economic and voting rights of a Class A share. Class A shares and Class B shares are presented herein in terms of Class A share equivalents. As of June 30, 2016, there were 38,619 Class A share equivalents. The percentage of shares beneficially owned after the offering is based on the number of our ordinary shares to be outstanding after the corporate conversion and this offering, including the            of our ordinary shares that the Selling Shareholders are selling in this offering, and assumes no exercise of the option to purchase additional ordinary shares from us and the Selling Shareholders. Class A share equivalents that a person has the right to acquire within 60 days of June 30, 2016 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all senior management and board members as a group. As of June 30, 2016, Expedia owned 63.5% of our Class A share equivalents. Unless otherwise indicated below, the address for each beneficial owner listed is c/o trivago GmbH, Benningsen-Platz 1,40474 Düsseldorf, Federal Republic of Germany.

	Class A share equivalents beneficially owned before the offering		Number of ordinary shares offered	Ordinary shares beneficially owned after the offering
Name of beneficial owner	Number	Percent		Number	Percent
5% or Greater Shareholders
Expedia, Inc.(1)	24,520	63.49%			%
Senior Management and Board Members
Rolf Schrömgens	7,337	19.00%			%
Peter Vinnemeier	5,489	14.21%			%
Malte Siewert	1,273	3.30%			%
Axel Hefer	—	*			%
Andrej Lehnert	—	*			%
Johannes Thomas	—	*			%
All senior management and board members as a group (6 persons)	38,619	36.51%			%

*	Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares.

(1)	Expedia, Inc. holds its interest in the company through Expedia Lodging Partner Services S.à r.l., an indirect wholly owned subsidiary of Expedia, Inc. The address for Expedia, Inc. is 333 108th Avenue NE, Bellevue, WA 98004.

Related party transactions

The following is a description of related party transactions we have entered into since January 1, 2014 with any of the members of our board or senior management and the holders of more than 5% of our ordinary shares.

Relationship with Expedia

In 2013, Expedia completed the purchase of a 63% equity position in the company, purchasing all outstanding equity not held by the founders or employees for €477 million. During the second quarter of 2016, Expedia exercised its call right on certain shares held by non-founder employees of the company, which were originally awarded in the form of stock options pursuant to the trivago employee stock option plan and subsequently exercised by such employees, and elected to do so at a premium to fair value.

Shareholders’ Agreement

In connection with Expedia’s purchase of shares of the company in 2013, Expedia and Mssrs. Schrömgens, Vinnemeier and Siewert entered into a shareholders’ agreement, dated as of December 21, 2012, as amended, or the Shareholders’ Agreement. The Shareholders’ Agreement contains certain put/call rights whereby Expedia may cause the founders to sell to it, and the founders may cause Expedia to acquire from them, up to 50% and 100% of the trivago shares held by them at fair value during two windows. The first window would have closed during the first half of 2016. However, during the second quarter of 2016, Expedia and the founders agreed not to exercise their respective put/call rights during that window and instead to postpone the window while the parties explore the feasibility of an initial public offering of trivago shares. Under the parties’ agreement, the first window will reopen on March 31, 2017 or earlier if the parties abandon an initial public offering before then. The Shareholders’ Agreement contains restrictions on Expedia’s access to information relating to customers and business partners of trivago. This Shareholders’ Agreement will terminate upon the closing of this offering.

Amended and Restated Shareholders’ Agreement

Prior to the offering (but contingent upon its closing) we will enter into a an amended and restated shareholders’ agreement with             and Expedia, or the Amended and Restated Shareholders’ Agreement. Pursuant to the Amended and Restated Shareholders’ Agreement, we will grant demand registration rights, short-form registration rights and piggyback registration rights to certain of our existing shareholders. All fees, costs and expenses of registrations, other than underwriting discounts and commissions, are expected to be borne by us.

Credit facility Guarantee

On September 5, 2014, we entered into a term credit facility with Bank of America Merrill Lynch International Ltd. in the principal amount of €50.0 million at an interest rate of 1.0% per annum plus LIBOR, and the entire facility was guaranteed by Expedia. As of December 31, 2015, we had €20.0 million outstanding under this facility.

Lease Guarantee

On July 23, 2015, we entered into a Lease Agreement with Jupiter EINHUNDERTVIERUNDFÜNFZIG GmbH for office space in the Media Harbour area in Düsseldorf with a monthly rent of €566,560. The initial lease term is for ten years, and we have the option to extend the lease term for another ten years. Expedia has agreed to guarantee the Lease Agreement beginning on May 31, 2017 and terminating immediately upon the receipt of the bank guaranty described in the Lease Agreement, and in any case not later than December 31, 2018.

Loans from Expedia

In 2014, Expedia granted a loan of €1.0 million to the company in conjunction with our acquisition of Rheinfabrik in 2014. We repaid the loan during 2015.

In connection with the exercise of certain employee options, we paid employees’ personal tax liability related to the option exercise collateralized by the underlying shares and to be repaid by employees from 2016 liquidation proceeds. As the proceeds of €7.1 million were funded by Expedia, we recognized a related party payable for this amount, which will be repaid to Expedia in 2016 at the time of the liquidation. See Note 9—Share-based awards and other equity instruments in the notes to our consolidated financial statements.

Services Agreement

On May 1, 2013, we entered into an Asset Purchase Agreement, pursuant to which Expedia purchased certain computer hardware and software from us, and a Data Hosting Services Agreement, pursuant to which Expedia provides us with certain data hosting services relating to all of the servers we use that are located within the United States. Either party may terminate the Data Hosting Services Agreement upon 30 days’ prior written notice.

Commercial relationships

We currently have commercial relationships with many Expedia affiliated brands, including Brand Expedia, Hotels.com, Orbitz, Travelocity, Wotif and Venere. These are oral arrangements or arrangements terminable at will or upon three to seven days’ prior notice by either party and on customary commercial terms that enable Expedia’s brands to advertise on our platform, and we receive payment for users we refer to them. We are also party to a letter agreement pursuant to which Expedia refers traffic to us when a particular hotel or region is unavailable on the applicable Expedia website. For the year ended December 31, 2015, Expedia and its brands accounted for 39% of our total revenues.

See “Management’s discussion and analysis of financial condition and results of operations” for additional information.

Shared services arrangements

Pursuant to certain informal shared services arrangements, we and Expedia have agreed that we will pay Expedia a shared services fee, which is comprised of allocations from Expedia for legal, tax, treasury, audit, corporate development and certain server hosting costs and also includes an allocation of employee compensation within these functions in certain instances. These allocations were determined on a basis that we and Expedia considered to be a reasonable reflection of the cost of services provided or the benefit received by us. It is not practicable to determine the amounts of these expenses that would have been incurred had we operated as an unaffiliated entity, and in the opinion of our management, the allocation method is reasonable.

Agreements with board members and senior management

For a description of our agreements with our senior management and board members, please see “Management—Senior management and board member employment agreements.”

Indemnification agreements

We intend to enter into indemnification agreements with our board members and senior management. Our Articles of Association require us to indemnify our board members and senior management to the fullest extent permitted by law. See “Management—Insurance and indemnification” for a description of these indemnification agreements.

Description of share capital and articles of association

Set forth below is a summary of relevant information concerning our share capital and material provisions of our Articles of Association and applicable Dutch law. This summary does not constitute legal advice regarding those matters and should not be regarded as such.

General

We were incorporated on August 26, 2016 as a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) under Dutch law. Prior to completion of this offering, we intend to convert into a public company with limited liability (naamloze vennootschap) under Dutch law pursuant to a deed of amendment and conversion, which we refer to as the Deed of Amendment and Conversion, and our legal name will be trivago N.V.

We are registered with the Trade Register of the Chamber of Commerce in the Netherlands (Kamer Van Koophandel) under number 66716942. Our corporate seat is in Amsterdam, the Netherlands, and our registered office is at Vijzelstraat 68, 1017 HL Amsterdam, the Netherlands.

We refer to our articles of association as of the date of this prospectus as our “Current Articles.” When we refer to our “Articles of Association” in this prospectus, we refer to our articles of association as they will be in force after the execution of the Deed of Amendment and Conversion which is expected to take place prior to the completion of this offering. Our Current Articles were last amended by a deed of amendment on             , 2016.

We shall further amend our Current Articles and convert our company into a public company with limited liability effective prior to the closing of this offering. On            , 2016, the              resolved to amend the Current Articles and to convert our company into a public company with limited liability (naamloze venootschap), prior to the closing of this offering. The draft Deed of Conversion and Amendment was made available to the              prior to the date of such resolution and remains available for inspection by interested parties at our offices in              up to and including the date of closing of this offering.

Authorized and outstanding share capital

Under Dutch law, our authorized share capital is the maximum capital that we may issue without amending our Articles of Association. An amendment of our Articles of Association would require a resolution of the general meeting of shareholders upon proposal by the board. Our authorized share capital upon completion of this offering will amount to €            , consisting of             ordinary shares, with nominal value of €             per share.

Initial settlement of the ordinary shares issued in this offering will take place on the consummation date of this offering through The Depository Trust Company, or DTC, in accordance with its customary settlement procedures for equity securities. Each person owning ordinary shares held through DTC must rely on the procedures thereof and on institutions that have accounts therewith to exercise any rights of a holder of the ordinary shares.

Issuance of shares and preemptive rights

Under Dutch law, shares are issued and rights to subscribe for shares are granted pursuant to a resolution of the general meeting of shareholders. Our general meeting of shareholders may authorize our board of directors to issue new shares or grant rights to subscribe for shares. The authorization can be granted and extended, in each case for a period not exceeding five years. For as long as such authorization is effective, our general meeting of shareholders will not have the power to issue shares and rights to subscribe for shares unless the general meeting of shareholders decides otherwise in connection with the authorization.

Under Dutch law, in the event of an issuance of ordinary shares or granting of rights to subscribe for ordinary shares, each shareholder will have a pro rata preemptive right in proportion to the aggregate nominal value of the ordinary shares held by such holder. A holder of ordinary shares does not have a preemptive right with respect to the issuance of or granting of rights to subscribe for (i) ordinary shares for consideration other than cash, or (ii) ordinary shares to our employees or employees of one of our group companies or (iii) ordinary shares to persons exercising a previously granted right to subscribe for shares.

The preemptive rights in respect of newly issued ordinary shares may be restricted or excluded by a resolution of the general meeting of shareholders.

Our board of directors will have the authority to resolve to issue shares, and to grant options, warrants or other rights to acquire shares, and to determine the price and further terms and conditions of such issuances of shares, warrants, options or other rights, if and insofar as our board of directors has been designated by our general meeting of shareholders as the authorized corporate body for this purpose. Such designation will only be valid for a specific period of no more than five years and may from time to time be extended for an additional period of not more than five years. Prior to this offering, our general meeting of shareholders authorized our board of directors, for a period of five years ending            , to issue shares and to grant options, warrants and other rights to acquire shares. We also expect to request our shareholders, at each annual shareholders meeting held after this offering, to adopt a resolution further delegating the power to issue shares, and to grant options, warrants and other rights to acquire shares, to our board of directors for a period of five years following the date of each such annual meeting. A separate resolution for the issuance of shares is not required for the issuance of shares following an exercise of a grant of the right to acquire shares that has previously been approved by our board of directors.

Immediately prior to the completion of this offering, our general meeting of shareholders is expected to adopt a resolution pursuant to which our board of directors will be irrevocably authorized to limit or exclude the preemptive rights of holders of ordinary shares for a period of             from the date of such resolution.

Form and transfer of shares

Our shares will be issued in registered form only. Our shares will only be available in the form of an entry in the share register, without issuance of any share certificate. A register of shareholders will be maintained by us or by third parties upon our instruction. Transfer of record ownership of shares is effected by a written deed of transfer acknowledged by us, or by our transfer agent and registrar acting as our agent on our behalf.

Repurchase of our shares

Under Dutch law, we may repurchase our own fully paid shares at any time for no consideration (om niet). We only may acquire fully paid shares for consideration if (i) our shareholders’ equity, less the payment required to make the acquisition, does not fall below the sum of paid-in and called-up share capital and any statutory reserves, (ii) we and our subsidiaries would thereafter not hold shares or hold a pledge over our shares with an aggregate nominal value exceeding 50% of our issued share capital and (iii) the board of directors has been authorised by the general meeting of shareholders.

Authorisation from the General Meeting to acquire our shares must specify the number and class of shares that may be acquired, the manner in which shares may be acquired and the price range within which shares may be acquired. Such authorisation will be valid for no more than 18 months. Any shares we hold may not be voted or counted for voting quorum purposes.

On            , our general meeting of shareholders adopted a resolution giving our board of directors the authority to repurchase up to             % in aggregate nominal value of our outstanding ordinary shares for a period of

18 months ending on            , for a price per share not to exceed             % of the most recently available trading price of such ordinary shares as of the date of repurchase. We expect that a similar resolution will be presented to our shareholders for approval at each annual meeting of shareholders held after completion of the offering.

No votes may be cast at a general meeting of shareholders on the shares held by us or our subsidiaries. None of our issued shares is held by us or any of our subsidiaries.

Capital reduction

At a general meeting, our shareholders may resolve to reduce our issued share capital by (i) canceling shares or (ii) reducing the nominal value of the shares by virtue of an amendment to our articles of association. In either case, this reduction would be subject to applicable statutory provisions. A resolution to cancel shares may only relate to shares held by the company itself or in respect of which the company holds the depository receipts.

A reduction of the nominal value of shares without repayment and without release from the obligation to pay up the shares must be effectuated proportionally on shares of the same class (unless all shareholders concerned agree to a disproportional reduction). A resolution that would result in a reduction of capital requires approval of the meeting of each group of holders of shares of the same class whose rights are prejudiced by the reduction. In addition, a reduction of capital involves a two month waiting period during which creditors have the right to object to a reduction of capital under specified circumstances.

A resolution to reduce our share capital requires the approval of at least an absolute majority of the votes cast or, if the holders of less than 50% of our issued share capital are present or represented at the meeting at which a vote on a resolution to reduce our share capital is taken, the approval of at least two-thirds of the votes cast.

Amendment of articles of association

The general meeting of shareholders may resolve to amend the Articles of Association, at the proposal of the board, with the prior approval of the board. A resolution by the general meeting of shareholders to amend the Articles of Association requires a simple majority of the votes cast.

Company’s shareholders’ register

Subject to Dutch law and the Articles of Association, we must keep our shareholders’ register accurate and up-to-date. The board keeps our shareholders’ register and records names and addresses of all holders of shares, showing the date on which the shares were acquired, the date of the acknowledgement by or notification of us as well as the amount paid on each share. The register also includes the names and addresses of those with a right of use and usufruct (vruchtgebruik) in shares belonging to another or a pledge in respect of such shares. The ordinary shares in this offering will be held through DTC, therefore DTC will be recorded in the shareholders register as shareholder.

Limitation on liability and indemnification matters

Under Dutch law, board members may be held liable for damages in the event of improper or negligent performance of their duties. They may be held jointly and severally liable for damages to the company for infringement of the Articles of Association or of certain provisions of the Dutch Civil Code (Burgerlijk Wetboek). In certain circumstances, they may also incur additional specific civil and criminal liabilities. Board members are insured under an insurance policy taken out by us against damages resulting from their conduct when acting in the capacities as such directors. In addition, our Articles of Association provide for indemnification of our board members, including reimbursement for reasonable legal fees and damages or fines based on acts or failures to act in their duties. No indemnification shall be given to a member of board if a Dutch court has established, without possibility for appeal, that the acts or omissions of such indemnified officer that led to the financial losses, damages, suit, claim, action or legal proceedings resulted from either an improper performance of his or her duties as an board member of the company or an unlawful or illegal act, and only to the extent that his or her financial losses, damages and expenses are covered by an insurance and the insurer has settled these financial losses, damages and expenses (or has indicated that it would do so). Furthermore, such indemnification will generally not be available in instances of willful (opzettelijk), intentionally reckless (bewust roekeloos) or seriously culpable (ernstig verwijtbaar) conduct. See “Management—Insurance and indemnification” for additional information.

Liquidation rights and dissolution

Under our Articles of Association, we may be dissolved by a resolution of the general meeting of shareholders, subject to a proposal by the board of directors.

In the event of a dissolution and liquidation, the assets remaining after payment of all debts and liquidation expenses are to be distributed to shareholders in proportion to the aggregate nominal amount of shares held by each shareholder. All distributions referred to in this paragraph will be made in accordance with the relevant provisions of the laws of the Netherlands.

General meeting of shareholders and consents

General meeting of shareholders

General meetings of shareholders are held in      or     , both of which are in the Netherlands. The annual general meeting of shareholders must be held within six months of the end of each fiscal year. Additional extraordinary general meetings of shareholders may also be held, whenever considered appropriate by the board . Pursuant to Dutch law, one or more shareholders, who jointly represent at least one-tenth of the issued and outstanding capital may request the board to convene an extraordinary general meeting with an agenda as requested by the shareholders requesting the meeting. If our board of directors do not in response to such a request call an extraordinary general meeting to be held within six weeks from the date of our receipt of the request, the persons requesting the meeting may be authorized upon their request by a Dutch court in summary proceedings to convene an extraordinary general meeting with the agenda requested by them. The court will only grant such request if it finds that the persons requesting a shareholders meeting have a sufficiently strong interest in holding a meeting with the agenda requested by them to justify authorizing them to convene a shareholders meeting. General meetings of shareholders shall be convened by a notice, which shall include an agenda stating the items to be discussed, including for the annual general meeting of shareholders, among other things, the adoption of the annual accounts, appropriation of our profits and proposals relating to the composition of the board, including the filling of any vacancies in the board. In addition, the agenda shall include such items as have been included therein by the board The agenda shall also include such items requested by one or more shareholders, and others entitled to attend general meetings of shareholders, representing at least 3% of the issued share capital. Requests must be made in writing and received by the board at least 60 days before the day of the convocation of the meeting.

All shareholders and others entitled to attend general meetings of shareholders are authorized to attend the general meeting of shareholders, to address the meeting and, in so far as they have such right, to vote. Board members may attend a general meeting of shareholders. In these meetings, they have an advisory vote. The chairman of the meeting may decide at its discretion to admit other persons to the meeting.

Under Dutch law, the general meeting of shareholders must approve resolutions of the board relating to a significant change in the identity or the character of the company or the business of the company, which includes:

•	a transfer of the business or virtually the entire business to a third party;

•

the entry into or termination of a long-term cooperation of the company or a subsidiary with another legal entity or company or as a fully liable partner in a limited partnership or general partnership, if such cooperation or termination is of a far-reaching significance for the company; and

•

the acquisition or divestment by the company or a subsidiary of a participating interest in the capital of a company having a value of at least one third of the amount of its assets according to its balance sheet and explanatory notes or, if the company prepares a consolidated balance sheet, according to its consolidated balance sheet and explanatory notes in the last adopted annual accounts of the company.

Quorum and voting requirements

Each ordinary share confers the right on the holder to cast one vote at the general meeting of shareholders. Shareholders may vote by proxy. The voting rights attached to any shares held by us are suspended as long as they are held in treasury. Shares which are not entitled to voting rights will not be taken into account for the purpose of determining the number of shareholders that vote and that are present or represented, or the amount of the share capital that is provided or that is represented at a general meeting of shareholders.

Board members

Election of board members

Under our Articles of Association, board members are appointed by the general meeting of shareholders upon nomination by our board. However, the general meeting of shareholders may at all times overrule the binding nomination by a resolution adopted by at least a two-thirds majority of the votes cast, provided such majority represents more than half of the issued share capital. If the general meeting of shareholders overrules the binding nomination, the board shall make a new nomination.

Duties and liabilities of board members

Each member of board member has a duty to act in the corporate interest of the company. Under Dutch law, the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers. The duty to act in the corporate interest of the company also applies in the event of a proposed sale or break-up of the company, whereby the circumstances generally dictate how such duty is to be applied.

Dividends and other distributions

Amount available for distribution

We may only make distributions to our shareholders if our shareholders’ equity exceeds the sum of the paid-in and called-up share capital plus the reserves as required to be maintained by Dutch law or by the Articles of Association. We only make a distribution of profits to our shareholders after the adoption of our annual accounts demonstrating that such distribution is legally permitted. However, our board of directors may, without any shareholder vote, make distributions at any time from reserves that are not required to be maintained by law or our Articles of Association, such as our profit reserve (consisting of profits from prior years that have not been paid out as dividends in respect of the year during which such profits were earned) and our share premium reserve (consisting of amounts received upon issuance of our equity in excess of the nominal value of our shares).

In addition, our board of directors may without any shareholder vote declare and pay interim dividends to our shareholders out of anticipated profits for the current year. If the annual accounts of such year provide that the company has made less profit than distributed to the shareholders by way of interim dividend the company must request repayment of the amount by which the interim dividend exceeds the profit from those shareholders which knew or which should have known that the payment of the interim dividend was not permitted.

We do not anticipate paying any cash dividends for the foreseeable future.

Exchange controls

Under existing laws of the Netherlands, there are no exchange controls applicable to the transfer to persons outside of the Netherlands of dividends or other distributions with respect to, or of the proceeds from the sale of, shares of a Dutch company.

Squeeze out procedures

Pursuant to Section 2:92a of the Dutch Civil Code, a shareholder who for his own account holds at least 95% of our issued share capital may initiate proceedings against all of a company’s other shareholders jointly for the transfer of their shares to the claimant. The proceedings are held before the Enterprise Chamber of the Amsterdam Court of Appeal (Ondernemingskamer) and can be instituted by means of a writ of summons served upon each of the minority shareholders in accordance with the provisions of the Dutch Code of Civil Procedure (Wetboek van Burgerlijke Rechtsvordering). The Enterprise Chamber may grant the claim for squeeze out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of one or three experts who will offer an opinion to the Enterprise Chamber on the value to be paid for the shares of the minority shareholders. Once the order to transfer becomes final before the Enterprise Chamber, the person acquiring the shares shall give written notice of the date and place of payment and the price to the holders of the shares to be acquired whose addresses are known to him. Unless the addresses of all of them are known to the acquiring person, such person is required to publish the same in a daily newspaper with a national circulation.

A shareholder that holds a majority of our issued share capital, but less than the 95% required to institute the squeeze-out proceedings described above, may seek to propose and implement one or more restructuring transactions with the objective to obtain at least 95% of our issued share capital and thus to be allowed to initiate squeeze-out proceedings. Those restructuring transactions could, amongst other things, include an asset sale transaction, a legal merger or demerger involving our company, a contribution of cash and/or assets against issuance of shares involving our company, the issue of new shares to the majority shareholder while excluding any pre-emption rights of minority shareholders in relation to such issuance or an asset sale transaction or liquidation.

Adoption of annual accounts and discharge of our board of directors

No later than May 31 of each year (subject to an extension of five months by our general meeting of shareholders in extraordinary circumstances), our board of directors must prepare our Dutch statutory accounts for the preceding fiscal year. Our Dutch statutory accounts are prepared in accordance with International Financial Reporting Standards. After approval of our Dutch statutory accounts by our board of directors, these financial statements must be made available for inspection by our shareholders during the period from the time when our annual shareholders meeting is called until the date when the meeting is held. The Dutch statutory accounts, including any proposed distribution to our shareholders of profits received during the relevant year, must then be adopted by our shareholders at the annual meeting.

We will, at each annual shareholders meeting adopting the annual financial statements for the preceding fiscal year, propose that our shareholders adopt a resolution granting discharge from liability to the members of our board of directors for their management of the company during the prior fiscal year. Under Dutch law this discharge will only apply to matters that are apparent from the face of the annual financial statements or that have otherwise been fully disclosed (for example, in a press release or other public filing) to the general meeting of shareholders.

Our financial reporting will be subject to the supervision of the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten), or AFM. The AFM will review the content of the financial reports and has the authority to approach us with requests for information if it has reasonable doubts as to the integrity of our financial reporting. For a more detailed description we refer to the description below under the heading “Dutch Financial Reporting Supervision Act.”

Comparison of Dutch corporate law and our Articles of Association and U.S. corporate law

We are incorporated under the laws of the Netherlands. The following discussion summarizes material differences between the rights of holders of our ordinary shares and the rights of holders of the common stock of a typical corporation incorporated under the laws of the state of Delaware, which result from differences in governing documents and the laws of the Netherlands and Delaware.

This discussion does not purport to be a complete statement of the rights of holders of our ordinary shares under applicable Dutch law and our Articles of Association or the rights of holders of the common stock of a typical corporation under applicable Delaware law and a typical certificate of incorporation and bylaws.

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Duties of board members

Under Dutch law the board of directors is collectively responsible for the policy and day-to-day management of the company. The non-executive directors are, inter alia assigned the task of supervising the executive directors and decide together with the executive members of the board about the general affairs of the company. Each director has a duty towards the company to properly perform the duties assigned to him. Furthermore, each board member has a duty to act in the corporate interest of the company.

Unlike under Delaware law, under Dutch law the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers. The duty to act in the corporate interest of all stakeholders in the company also applies in the event of a proposed sale or break-up of the company. The board of directors is therefore not under any obligation under Dutch law to seek the highest value for the shares of the company in the event of a proposed sale or break-up of the company, if in the opinion of the board of directors sale to the person offering the highest value for the company would not be in the best interest of the company, taking into account the interests of all stakeholders.

The board of directors bears the ultimate responsibility for managing the business and affairs of a corporation. In discharging this function, directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its shareholders. Delaware courts have decided that the directors of a Delaware corporation are required to exercise informed business judgment in the performance of their duties. Informed business judgment means that the directors have informed themselves of all material information reasonably available to them. Delaware courts have also imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation. In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or break-up of a corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the shareholders.

Board member terms

Under the Dutch Corporate Governance Code, board members of a listed company are generally appointed for an individual term of a maximum of four years. Pursuant to the Dutch Corporate Governance Code non-executive directors may not be elected for more than three four year terms. There is no such limit applicable to executive board members. Under our Articles of Association, executive members of the board will retire no later than the day on which the annual general meeting of shareholders is held, in the fourth calendar year after the year in which such member was appointed. Such executive board member is then	The Delaware General Corporation Law generally provides for a one-year term for directors, but permits directorships to be divided into up to three classes with up to three-year terms, with the years for each class expiring in different years, if permitted by the certificate of incorporation, an initial bylaw or a bylaw adopted by the shareholders. A director elected to serve a term on a “classified” board may not be removed by shareholders without cause. There is no limit in the number of terms a director may serve.

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immediately available for reappointment. Despite being elected for a specified term, a board member may be suspended or removed at any time by the general meeting of shareholders. Our non-executive board members may also suspend executive board members. A suspension by our non-executive board members may at all times be discontinued by the general meeting of shareholders.

Board member vacancies

Under Dutch law, new members of the board are appointed by the general meeting of shareholders. Under our articles of association, the members of our board are appointed by the general meeting of shareholders upon nomination by our board. If the nomination consists of a list of two or more candidates, this list is binding and the vacant seat must be filled by election of a person from the binding list of candidates.	The Delaware General Corporation Law provides that vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) unless (i) otherwise provided in the certificate of incorporation or bylaws of the corporation or (ii) the certificate of incorporation directs that a particular class of stock is to elect such director, in which case any other directors elected by such class, or a sole remaining director elected by such class, will fill such vacancy.

Conflict-of-interest transactions

Under Dutch law, a board member with a conflict of interest must abstain from participating in the decision-making process with respect to the relevant matter. If all directors have a conflict of interest, then a resolution relating to the matter may nevertheless be adopted by a majority of the votes cast at a meeting of the board of directors (including votes cast by those directors having a conflict of interest).

Agreements entered into with third parties contrary to the rules on decision-making in the case of a conflict of interest, may only be annulled by a company under special circumstances, such as when a third party abuses a conflict of interest situation.

The Delaware General Corporation Law generally permits transactions involving a Delaware corporation and an interested director of that corporation if:

•  the material facts as to the director’s relationship or interest are disclosed and a majority of disinterested directors consent;

•  the material facts are disclosed as to the director’s relationship or interest and a majority of shares entitled to vote thereon consent; or

•  the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board of directors or the stockholders.

Proxy voting by board members

An absent director may grant a proxy for a specific board meeting but only in writing to another director.	A director of a Delaware corporation may not issue a proxy representing the director’s voting rights as a director.

The Netherlands	Delaware
Voting rights

In accordance with Dutch law and our Articles of Association, each issued ordinary share confers the right to cast one vote at the general meeting of shareholders. Each holder of ordinary shares may cast as many votes as it holds shares. Shares that are held by us or our direct or indirect subsidiaries do not confer the right to vote.

For each general meeting of shareholders, a record date will be applied with respect to ordinary shares in order to establish which shareholders are entitled to attend and vote at the general meeting of shareholders, which date is set by the board. The record date will be 28 calendar days prior to the date of the general meeting of shareholders. The record date and the manner in which shareholders can register and exercise their rights will be set out in the notice of the meeting and the Articles of Association.

Under the Delaware General Corporation Law, each shareholder is entitled to one vote per share of stock, unless the certificate of incorporation provides otherwise. In addition, the certificate of incorporation may provide for cumulative voting at all elections of directors of the corporation, or at elections held under specified circumstances. Either the certificate of incorporation or the bylaws may specify the number of shares and/or the amount of other securities that must be represented at a meeting in order to constitute a quorum, but in no event will a quorum consist of less than one third of the shares entitled to vote at a meeting.

Shareholders as of the record date for the meeting are entitled to vote at the meeting, and the board of directors may fix a record date that is no more than 60 nor less than 10 days before the date of the meeting, and if no record date is set then the record date is the close of business on the day next preceding the day on which notice is given, or if notice is waived then the record date is the close of business on the day next preceding the day on which the meeting is held. The determination of the shareholders of record entitled to notice or to vote at a meeting of shareholders shall apply to any adjournment of the meeting, but the board of directors may fix a new record date for the adjourned meeting.

Shareholder proposals

Pursuant to our Articles of Association, extraordinary general meetings of shareholders will be held whenever our board deems such to be necessary.

Pursuant to Dutch law, one or more shareholders, who jointly represent at least one-tenth of the issued and outstanding capital may request the board to convene an extraordinary general meeting with an agenda as requested by the shareholders requesting the meeting. If our board of directors does not in response to such a request call an extraordinary general meeting to be held within six weeks from the date of our receipt of the request, the persons requesting the meeting may be

Delaware law does not specifically grant shareholders the right to bring business before an annual or special meeting. However, if a Delaware corporation is subject to the SEC’s proxy rules, a shareholder who owns at least $2,000 in market value, or 1% of the corporation’s securities entitled to vote, may propose a matter for a vote at an annual or special meeting in accordance with those rules.

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authorized upon their request by a Dutch court in summary proceedings to convene an extraordinary general meeting with the agenda requested by them. The court will only grant such request if it finds that the persons requesting a shareholders meeting have a sufficiently strong interest in holding a meeting with the agenda requested by them to justify authorizing them to convene a shareholders meeting.

The agenda shall also include such items requested by one or more shareholders, and others entitled to attend general meetings of shareholders, representing at least 3% of the issued share capital. Requests must be made in writing and received by the board at least 60 days before the day of the convocation of the meeting.

Action by written consent

Under Dutch law, shareholders’ resolutions may be adopted in writing without holding a meeting of shareholders, provided (a) the articles of association expressly so allow, (b) no bearer shares or depository receipts are issued, (c) there are no persons entitled to the same rights as holders of depository receipts issued with the company’s cooperation, (d) the board members have been given the opportunity to give their advice on the resolution, and (e) the resolution is adopted unanimously by all shareholders that are entitled to vote. The requirement of unanimity renders the adoption of shareholder resolutions without a meeting not feasible for publicly traded companies.	Although permitted by Delaware law, publicly listed companies do not typically permit shareholders of a corporation to take action by written consent.

Appraisal rights

Subject to certain exceptions, Dutch law does not recognize the concept of appraisal or dissenters’ rights.

The concept of appraisal rights does not exist under Dutch law. However, pursuant to Dutch law, a shareholder who for its own account (or together with its group companies) provides at least 95% of the company’s issued capital may institute proceedings against the company’s other shareholders jointly for the transfer of their shares to that shareholder. The proceedings are held before the Enterprise Chamber of the Amsterdam Court of Appeal (Ondernemingskamer), which may grant the claim for squeeze-out in relation to all minority shareholders and will determine the

The Delaware General Corporation Law provides for shareholder appraisal rights, or the right to demand payment in cash of the judicially determined fair value of the shareholder’s shares, in connection with certain mergers and consolidations.

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price to be paid for the shares, if necessary after appointment of one or three experts who will offer an opinion to the Enterprise Chamber on the value of the shares to be transferred.

Furthermore, Dutch law provides that, to the extent the acquiring company in a cross-border merger is organized under the laws of another EU member state, a shareholder of a Dutch disappearing company who has voted against the cross-border merger may file a claim with the Dutch company for compensation. The compensation is to be determined by one or more independent experts.

Shareholder suits

In the event a third party is liable to a Dutch company, only the company itself can bring a civil action against that party.

The individual shareholders do not have the right to bring an action on behalf of the company. Only in the event that the cause for the liability of a third party to the company also constitutes a tortious act directly against a shareholder does that shareholder have an individual right of action against such third party in its own name. The Dutch Civil Code provides for the possibility to initiate such actions collectively. A foundation or an association whose objective is to protect the rights of a group of persons having similar interests can institute a collective action. The collective action itself cannot result in an order for payment of monetary damages but may only result in a declaratory judgment (verklaring voor recht). In order to obtain compensation for damages, the foundation or association and the defendant may reach—often on the basis of such declaratory judgment—a settlement. A Dutch court may declare the settlement agreement binding upon all the injured parties with an opt-out choice for an individual injured party. An individual injured party may also itself institute a civil claim for damages.

Under the Delaware General Corporation Law, a shareholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. An individual also may commence a class action suit on behalf of himself and other similarly situated shareholders where the requirements for maintaining a class action under Delaware law have been met. A person may institute and maintain such a suit only if that person was a shareholder at the time of the transaction which is the subject of the suit. In addition, under Delaware case law, the plaintiff normally must be a shareholder at the time of the transaction that is the subject of the suit and throughout the duration of the derivative suit. Delaware law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff in court, unless such a demand would be futile.

The Netherlands	Delaware
Repurchase of shares

Under Dutch law, we may repurchase our own fully paid shares at any time for no consideration (om niet). We only may acquire fully paid shares for consideration if (i) our shareholders’ equity, less the payment required to make the acquisition, does not fall below the sum of paid-in and called-up share capital and any statutory reserves, (ii) we and our subsidiaries would thereafter not hold shares or hold a pledge over our shares with an aggregate nominal value exceeding 50% of our issued share capital, and (iii) the board of directors has been authorised by the general meeting of shareholders.

Authorisation from the General Meeting to acquire our shares must specify the number and class of shares that may be acquired, the manner in which shares may be acquired and the price range within which shares may be acquired. Such authorisation will be valid for no more than 18 months. Any shares we hold may not be voted or counted for voting quorum purposes.

No authorization of the general meeting of shareholders is required if ordinary shares are acquired by us with the intention of transferring such ordinary shares to our employees under an applicable employee stock purchase plan.

Under the Delaware General Corporation Law, a corporation may purchase or redeem its own shares unless the capital of the corporation is impaired or the purchase or redemption would cause an impairment of the capital of the corporation. A Delaware corporation may, however, purchase or redeem out of capital any of its preferred shares or, if no preferred shares are outstanding, any of its own shares if such shares will be retired upon acquisition and the capital of the corporation will be reduced in accordance with specified limitations.

Anti-takeover provisions

Under Dutch law, various protective measures are possible and permissible within the boundaries set by Dutch law and Dutch case law.

In addition to other aspects of Delaware law governing fiduciary duties of directors during a potential takeover, the Delaware General Corporation Law also contains a business combination statute that protects Delaware companies from hostile takeovers and from actions following the takeover by prohibiting some transactions once an acquirer has gained a significant holding in the corporation.

Section 203 of the Delaware General Corporation Law prohibits “business combinations,” including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested shareholder that

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beneficially owns 15% or more of a corporation’s voting stock, within three years after the person becomes an interested shareholder, unless:

•  the transaction that will cause the person to become an interested shareholder is approved by the board of directors of the target prior to the transactions;

•  after the completion of the transaction in which the person becomes an interested shareholder, the interested shareholder holds at least 85% of the voting stock of the corporation not including shares owned by persons who are directors and officers of interested shareholders and shares owned by specified employee benefit plans; or

•  after the person becomes an interested shareholder, the business combination is approved by the board of directors of the corporation and holders of at least 66.67% of the outstanding voting stock, excluding shares held by the interested shareholder.

A Delaware corporation may elect not to be governed by Section 203 by a provision contained in the original certificate of incorporation of the corporation or an amendment to the original certificate of incorporation or to the bylaws of the company, which amendment must be approved by a majority of the shares entitled to vote and may not be further amended by the board of directors of the corporation. Such an amendment is not effective until twelve months following its adoption.

Inspection of books and records

The board provides the general meeting of shareholders in good time with all information that a shareholder requires during a general meeting, unless this would be contrary to an overriding interest of us. If the board invokes an overriding interest, it must give reasons.

Our shareholders’ register is available for inspection by the shareholders and usufructuraries and pledgees whose particulars must be registered therein.

Under the Delaware General Corporation Law, any shareholder may inspect for any proper purpose certain of the corporation’s books and records during the corporation’s usual hours of business.

The Netherlands	Delaware
Removal of board member

Under our Articles of Association, the general meeting of shareholders shall at all times be entitled to suspend or dismiss a board member. The general meeting of shareholders may only adopt a resolution to suspend or dismiss such a member by at least a two thirds majority of the votes cast, provided such majority represents more than half of the issued share capital, unless the proposal was made by the board in which case a simple majority of the votes cast is sufficient.	Under the Delaware General Corporation Law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except (i) unless the certificate of incorporation provides otherwise, in the case of a corporation whose board is classified, shareholders may effect such removal only for cause, or (ii) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which he is a part.

Preemptive rights

Under Dutch law, in the event of an issuance of ordinary shares, each shareholder will have a pro rata preemptive right in proportion to the aggregate nominal value of the ordinary shares held by such holder (with the exception of ordinary shares to be issued to employees or ordinary shares issued against a contribution other than in cash). Under our Articles of Association, the preemptive rights in respect of newly issued ordinary shares may be restricted or excluded by a resolution of the general meeting of shareholders upon proposal of the board.

The board may restrict or exclude the preemptive rights in respect of newly issued ordinary shares if it has been designated as the authorized body to do so by the general meeting of shareholders. Such designation can be granted for a period not exceeding five years. A resolution of the general meeting of shareholders to restrict or exclude the preemptive rights or to designate the board as the authorized body to do so requires a two-thirds majority of the votes cast, if less than one half of our issued share capital is represented at the meeting.

Under the Delaware General Corporation Law, shareholders have no preemptive rights to subscribe for additional issues of stock or to any security convertible into such stock unless, and to the extent that, such rights are expressly provided for in the certificate of incorporation.

The Netherlands	Delaware
Dividends

We may only make distributions to our shareholders if our shareholders’ equity exceeds the sum of the paid-in and called-up share capital plus the reserves as required to be maintained by Dutch law or by the Articles of Association. We may only make a distribution of profits to our shareholders after the adoption of our annual accounts demonstrating that such distribution is legally permitted. However, our board of directors may, without any shareholder vote, make distributions at any time from reserves that are not required to be maintained by law or our Articles of Association, such as our profit reserve (consisting of profits from prior years that have not been paid out as dividends in respect of the year during which such profits were earned) and our share premium reserve (consisting of amounts received upon issuance of our equity in excess of the nominal value of our shares).

In addition, our board of directors may without any shareholder vote declare and pay interim dividends to our shareholders out of anticipated profits for the current year. If the annual accounts of such year provide that the company has made less profit than distributed to the shareholders by way of interim dividend the company must request repayment of the amount by which the interim dividend exceeds the profit from those shareholders which knew or which should have known that the payment of the interim dividend was not permitted.

Under the Delaware General Corporation Law, a Delaware corporation may pay dividends out of its surplus (the excess of net assets over capital), or in case there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year (provided that the amount of the capital of the corporation is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets). In determining the amount of surplus of a Delaware corporation, the assets of the corporation, including stock of subsidiaries owned by the corporation, must be valued at their fair market value as determined by the board of directors, without regard to their historical book value. Dividends may be paid in the form of ordinary shares, property or cash.

Shareholder vote on certain reorganizations

Under Dutch law, the general meeting of shareholders must approve resolutions of the board relating to a significant change in the identity or the character of the company or the business of the company, which includes:

•  a transfer of the business or virtually the entire business to a third party;

•  the entry into or termination of a long-term cooperation of the company or a subsidiary with another legal entity or company or as a fully liable partner in a limited partnership or general

Under the Delaware General Corporation Law, the vote of a majority of the outstanding shares of capital stock entitled to vote thereon generally is necessary to approve a merger or consolidation or the sale of all or substantially all of the assets of a corporation. The Delaware General Corporation Law permits a corporation to include in its certificate of incorporation a provision requiring for any corporate action the vote of a larger portion of the stock or of any class or series of stock than would otherwise be required.

The Netherlands	Delaware

partnership, if such cooperation or termination is of a far-reaching significance for the company; and

•  the acquisition or divestment by the company or a subsidiary of a participating interest in the capital of a company having a value of at least one third of the amount of its assets according to its balance sheet and explanatory notes or, if the company prepares a consolidated balance sheet, according to its consolidated balance sheet and explanatory notes in the last adopted annual accounts of the company.

Under Dutch law, a shareholder who owns shares representing at least 95% of the nominal value of a company’s issued share capital may institute proceedings against the company’s other shareholders jointly for the transfer of their shares to that shareholder. The proceedings are held before the Enterprise Chamber (Ondernemingskamer), which may grant the claim for squeeze-out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of experts who will offer an opinion to the Enterprise Chamber on the value of the shares.

Under the Delaware General Corporation Law, no vote of the shareholders of a surviving corporation to a merger is needed, however, unless required by the certificate of incorporation, if (i) the agreement of merger does not amend in any respect the certificate of incorporation of the surviving corporation, (ii) the shares of stock of the surviving corporation are not changed in the merger and (iii) the number of shares of common stock of the surviving corporation into which any other shares, securities or obligations to be issued in the merger may be converted does not exceed 20% of the surviving corporation’s common stock outstanding immediately prior to the effective date of the merger. In addition, shareholders may not be entitled to vote in certain mergers with other corporations that own 90% or more of the outstanding shares of each class of stock of such corporation, but the shareholders will be entitled to appraisal rights.
Remuneration of board members

In contrast to Delaware law, under Dutch law the general meeting must adopt the remuneration policy for the executive members of the board of directors, which includes the outlines of the compensation of any executive members who serve on our board of directors.

Pursuant to our Articles of Association, the general meeting will determine the remuneration of non-executive board members. The non-executive board members will determine the level and structure of the remuneration of the executive board members

A proposal with respect to compensation schemes in the form of shares or rights to shares must be submitted for approval to the general meeting of shareholders. Such proposal must set out at least the maximum number of shares or rights to shares to be granted to members of the board and the criteria for granting such shares.

Under the Delaware General Corporation Law, the shareholders do not generally have the right to approve the compensation policy for directors or the senior management of the corporation, although certain aspects of executive compensation may be subject to shareholder vote due to the provisions of U.S. federal securities and tax law, as well as exchange requirements.

Dutch Corporate Governance Code

The DCGC contains both principles and best practice provisions for management boards, supervisory boards, shareholders and general meetings of shareholders, financial reporting, auditors, disclosure, compliance and enforcement standards. As a Dutch company, we are subject to the DCGC and are required to disclose in our annual report, filed in the Netherlands, whether we comply with the provisions of the DCGC. If we do not comply with the provisions of the DCGC (for example, because of a conflicting                      requirement or otherwise), we must list the reasons for any deviation from the DCGC in our annual report.

We acknowledge the importance of good corporate governance. However, at this stage, we do not comply with all the provisions of the DCGC, to a large extent because such provisions conflict with or are inconsistent with the corporate governance rules of                      and U.S. securities laws that apply to us, or because such provisions do not reflect best practices of international companies listed on                     .

Dutch Financial Reporting Supervision Act

On the basis of the Dutch Financial Reporting Supervision Act (Wet toezicht financiële verslaggeving), or the FRSA, the AFM supervises the application of financial reporting standards by Dutch companies whose securities are listed on a Dutch or foreign stock exchange.

Pursuant to the FRSA, the AFM has an independent right to (i) request an explanation from us regarding our application of the applicable financial reporting standards and (ii) recommend to us the making available of further explanations. If we do not comply with such a request or recommendation, the AFM may request that the Enterprise Chamber of the Court of Appeal of Amsterdam order us to (i) make available further explanations as recommended by the AFM (ii) provide an explanation of the way we have applied the applicable financial reporting standards to our financial reports or (iii) prepare our financial reports in accordance with the Enterprise Chamber’s orders.

Listing

We intend to apply to list our ordinary shares on                      under the symbol “TRVG.”

Transfer agent and registrar

The U.S. transfer agent and registrar for the ordinary shares is                    .

Shares eligible for future sale

Prior to this offering, there has been no market for our ordinary shares. Future sales of substantial amounts of our ordinary shares in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of ordinary shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our ordinary shares in the public market after such restrictions lapse. This may adversely affect the prevailing market price of our ordinary shares and our ability to raise equity capital in the future.

Upon completion of this offering, we will have            ordinary shares outstanding, or            ordinary shares outstanding if the underwriters exercise their option in full to purchase additional ordinary shares. Of these shares,            ordinary shares, or            ordinary shares if the underwriters exercise their option in full to purchase additional ordinary shares, sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act, or Rule 144. The remaining ordinary shares are “restricted shares” as defined in Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 of the Securities Act. As a result of the contractual 180-day lock-up period described below and the provisions of Rules 144 and 701, these shares will be available for sale in the public market as follows:

Number of shares	Date

On the date of this prospectus. After 180 days from the date of this prospectus (subject, in some cases, to volume limitations).

Rule 144

In general, a person who has beneficially owned our ordinary shares that are restricted shares for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned our ordinary shares that are restricted shares for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•

1% of the number of our ordinary shares then outstanding, which will equal approximately            ordinary shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional ordinary shares; or

•	the average weekly trading volume of our ordinary shares on during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144 to the extent applicable.

Rule 701

In general, under Rule 701 under the Securities Act, or Rule 701, any of our employees, board members, officers, consultants or advisors who purchases shares from us in connection with a compensatory share or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.

The SEC has indicated that Rule 701 will apply to typical share options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described below, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

Registration rights

Upon consummation of this offering, we will agree under certain circumstances to file a registration statement to register the resale of the shares held by certain of our existing shareholders, as well as to cooperate in certain public offerings of such shares. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See “Related party transactions—Amended and Restated Shareholders’ Agreement.”

Lock-up agreements

We, the Selling Shareholders, our controlling shareholder, members of our senior management and our board members have agreed, subject to certain exceptions, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the ordinary shares or such other securities for a period of 180 days after the date of this prospectus, subject to certain exceptions, without the prior written consent of J.P. Morgan Securities LLC. See “Underwriting.”

Material tax considerations

The following summary contains a description of certain Dutch, German and U.S. federal income tax consequences of the acquisition, ownership and disposition of ordinary shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase ordinary shares. The summary is based upon the tax laws of the Netherlands and regulations thereunder and on the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change.

Material Netherlands tax considerations

General

The following is a general summary of certain material Netherlands tax consequences of the holding and disposal of our ordinary shares. This summary does not purport to describe all possible tax considerations or consequences that may be relevant to all categories of investors, some of which may be subject to special treatment under applicable law (such as trusts or other similar arrangements), and in view of its general nature, it should be treated with corresponding caution. Holders should consult with their tax advisors with regard to the tax consequences of investing in the Ordinary shares in their particular circumstances. The discussion below is included for general information purposes only.

Please note that this summary does not describe the tax considerations for:

(i) holders of ordinary shares if such holders, and in the case of individuals, his/her partner or certain of their relatives by blood or marriage in the direct line (including foster children), have a substantial interest or deemed substantial interest in us under the Netherlands Income Tax Act 2001 (Wet inkomstenbelasting 2001). Generally speaking, a holder of securities in a company is considered to hold a substantial interest in such company if such holder alone or, in the case of individuals, together with his/her partner (statutorily defined term), directly or indirectly holds (i) an interest of 5% or more of the total issued and outstanding capital of that company or of 5% or more of the issued and outstanding capital of a certain class of shares of that company; or (ii) rights to acquire, directly or indirectly, such interest; or (iii) certain profit sharing rights in that company that relate to 5% or more of the company’s annual profits and/or to 5% or more of the company’s liquidation proceeds. A deemed substantial interest may arise if a substantial interest (or part thereof) in a company has been disposed of, or is deemed to have been disposed of, on a non-recognition basis;

(ii) a holder of ordinary shares that is not an individual for which its shareholdings qualify or qualified as a participation for purposes of the Netherlands Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969). Generally, a taxpayer’s shareholding of 5% or more in a company’s nominal paid-up share capital qualifies as a participation. A holder may also have a participation if such holder does not have a 5% shareholding but a related entity (statutorily defined term) has a participation or if the company in which the shares are held is a related entity (statutorily defined term);

(iii) holders of ordinary shares who are individuals for whom the ordinary shares or any benefit derived from the ordinary shares are a remuneration or deemed to be a remuneration for activities performed by such holders or certain individuals related to such holders (as defined in the Netherlands Income Tax Act 2001); and

(iv) pension funds, investment institutions (fiscale beleggingsinstellingen), exempt investment institutions (vrijgestelde beleggingsinstellingen) and other entities that are, in whole or in part, not subject to or exempt from corporate income tax in The Netherlands, as well as entities that are exempt from corporate income tax in their country of residence, such country of residence being another state of the European Union, Norway, Liechtenstein, Iceland or any other state with which The Netherlands have agreed to exchange information in line with international standards.

Except as otherwise indicated, this summary only addresses Netherlands national tax legislation and published regulations, whereby the Netherlands means the part of the Kingdom of the Netherlands located in Europe, as in effect on the date hereof and as interpreted in published case law until this date, without prejudice to any amendment introduced (or to become effective) at a later date and/or implemented with or without retroactive effect. The applicable tax laws or interpretations thereof may change, or the relevant facts and circumstances may change, and such changes may affect the contents of this section, which will not be updated to reflect any such changes.

Withholding tax

We are generally required to withhold Dutch dividend withholding tax at a rate of 15 % from dividends distributed by us. However, as long as we continue to have our place of management in Germany, and not in The Netherlands, under the Convention between the Federal Republic of Germany and the Netherlands for the avoidance of double taxation with respect to taxes on income of 2012, we will be considered to be exclusively tax resident in Germany and we should not be required to withhold Dutch dividend withholding tax. This exemption from withholding does not apply to dividends distributed by us to a holder who is resident or deemed to be resident in the Netherlands for Dutch income tax purposes or Dutch corporation tax purposes or to holders of ordinary shares that are neither resident nor deemed to be resident of the Netherlands if the ordinary shares are attributable to a Netherlands permanent establishment of such non-resident holder, in which events the following applies.

Dividends distributed by us to individuals and corporate legal entities who are resident or deemed to be resident in The Netherlands for Netherlands tax purposes (“Netherlands Resident Individuals” and “Netherlands Resident Entities” as the case may be) or to holders of ordinary shares that are neither resident nor deemed to be resident of the Netherlands if the ordinary shares are attributable to a Netherlands permanent establishment of such non-resident holder are generally subject to Netherlands dividend withholding tax at a rate of 15%. The expression “dividends distributed” includes, among other things:

•	distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognised for Netherlands dividend withholding tax purposes;

•

liquidation proceeds, proceeds of redemption of ordinary shares, or proceeds of the repurchase of ordinary shares by us or one of our subsidiaries or other affiliated entities to the extent such proceeds exceed the average paid-in capital of those ordinary shares as recognised for purposes of Netherlands dividend withholding tax, unless, in case of a repurchase, a particular statutory exemption applies;

•

an amount equal to the par value of ordinary shares issued or an increase of the par value of ordinary shares, to the extent that it does not appear that a contribution, recognised for purposes of Netherlands dividend withholding tax, has been made or will be made; and

•

partial repayment of the paid-in capital, recognised for purposes of Netherlands dividend withholding tax, if and to the extent that we have net profits (zuivere winst), unless the holders of ordinary shares have resolved in advance at a general meeting to make such repayment and the par value of the ordinary shares concerned has been reduced by an equal amount by way of an amendment of our Articles of Association.

Netherlands Resident Individuals and Netherlands Resident Entities can generally credit the Netherlands dividend withholding tax against their income tax or corporate income tax liability. The same generally applies to holders of ordinary shares that are neither resident nor deemed to be resident of the Netherlands if the ordinary shares are attributable to a Netherlands permanent establishment of such non-resident holder.

Pursuant to legislation to counteract “dividend stripping”, a reduction, exemption, credit or refund of Netherlands dividend withholding tax is denied if the recipient of the dividend is not the beneficial owner as described in the Netherlands Dividend Withholding Tax Act 1965. This legislation generally targets situations in which a shareholder retains its economic interest in shares but reduces the withholding tax costs on dividends by a transaction with another party. It is not required for these rules to apply that the recipient of the dividends is aware that a dividend stripping transaction took place. The Netherlands State Secretary of Finance takes the position that the definition of beneficial ownership introduced by this legislation will also be applied in the context of a double taxation convention.

Taxes on income and capital gains

Netherlands Resident Individuals

If a holder of ordinary shares is a Netherlands Resident Individual, any benefit derived or deemed to be derived from the ordinary shares is taxable at the progressive income tax rates (with a maximum of 52%), if:

(a)	the ordinary shares are attributable to an enterprise from which The Netherlands Resident Individual derives a share of the profit, whether as an entrepreneur or as a person who has a co-entitlement to the net worth (medegerechtigd tot het vermogen) of such enterprise, without being an entrepreneur or a shareholder in such enterprise, as defined in the Netherlands Income Tax Act 2001; or

(b)	the holder of the ordinary shares is considered to perform activities with respect to the ordinary shares that go beyond ordinary asset management (normaal, actief vermogensbeheer) or derives benefits from the ordinary shares that are taxable as benefits from other activities (resultaat uit overige werkzaamheden).

If the above-mentioned conditions (a) and (b) do not apply to the individual holder of ordinary shares, the ordinary shares are recognised as investment assets and included as such in such holder’s net investment asset base (rendementsgrondslag). Such holder will be taxed annually on a deemed income of 4% of his or her net investment assets for the year at an income tax rate of 30%. The net investment assets for the year are the fair market value of the investment assets less the allowable liabilities on 1 January of the relevant calendar year. A tax free allowance may be available. Actual benefits derived from the ordinary shares are as such not subject to Netherlands income tax.

A law has been enacted in the Netherlands, pursuant to which, beginning on 1 January 2017, the taxation of income from savings and investments will be amended and the deemed return will no longer be fixed at 4%, but instead a variable return between, as currently proposed, 2.9% and 5.5% (depending on the amount of such holder’s net investment assets for the year) will be applied. Following 2017, the deemed return will be adjusted annually. However, at the request of the Netherlands Parliament, the Netherlands Ministry of Finance will also review, in the course of 2016, whether the taxation of income from savings and investments can be based on the actual income and/or gains realised in respect of investment assets (which would include the ordinary shares) instead of a deemed return.

Netherlands resident entities

Any benefit derived or deemed to be derived from the ordinary shares held by Netherlands Resident Entities, including any capital gains realised on the disposal thereof, will generally be subject to Netherlands corporate income tax at a rate of 25% (a corporate income tax rate of 20% applies with respect to taxable profits up to €200,000).

Non-residents of The Netherlands

A holder of ordinary shares will not be subject to Netherlands taxes on income or on capital gains in respect of any payment under the ordinary shares or any gain realised on the disposal or deemed disposal of the ordinary shares, provided that:

(i)	such holder is neither a resident nor deemed to be resident in The Netherlands for Netherlands tax purposes;

(ii)	such holder does not have an interest in an enterprise or a deemed enterprise (statutorily defined term) which, in whole or in part, is either effectively managed in The Netherlands or is carried out through a permanent establishment, a deemed permanent establishment or a permanent representative in The Netherlands and to which enterprise or part of an enterprise the ordinary shares are attributable; and

(iii)	in the event such holder is an individual, such holder does not carry out any activities in The Netherlands with respect to the ordinary shares that go beyond ordinary asset management and does not derive benefits from the ordinary shares that are taxable as benefits from other activities in The Netherlands.

Gift and inheritance taxes

Residents of The Netherlands

Gift and inheritance taxes will arise in The Netherlands with respect to a transfer of the ordinary shares by way of a gift by, or on the death of, a holder of ordinary shares who is resident or deemed to be resident in The Netherlands at the time of the gift or his/her death.

Non-residents of The Netherlands

No Netherlands gift or inheritance taxes will arise on the transfer of the ordinary shares by way of gift by, or on the death of, a holder of ordinary shares who is neither resident nor deemed to be resident in The Netherlands, unless:

(i)	in the case of a gift of ordinary shares by an individual who at the date of the gift was neither resident nor deemed to be resident in the Netherlands, such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident in The Netherlands; or

(ii)	the transfer is otherwise construed as a gift or inheritance made by, or on behalf of, a person who, at the time of the gift or death, is or is deemed to be resident in The Netherlands.

For purposes of Netherlands gift and inheritance taxes, amongst others, a person that holds the Netherlands nationality will be deemed to be resident in The Netherlands if such person has been resident in The Netherlands at any time during the ten years preceding the date of the gift or his/her death. Additionally, for purposes of Netherlands gift tax, amongst others, a person not holding the Netherlands nationality will be deemed to be resident in The Netherlands if such person has been resident in The Netherlands at any time during the twelve months preceding the date of the gift. Applicable tax treaties may override deemed residency.

Other taxes and duties

No Netherlands VAT and no Netherlands registration tax, stamp duty or any other similar documentary tax or duty will be payable by a holder of ordinary shares on any payment in consideration for the holding or disposal of the ordinary shares.

Material U.S. federal income tax considerations

The following is a general discussion of the material U.S. federal income tax consequences to U.S. Holders (as defined below) under present law of the ownership and disposition of our ordinary shares. This discussion applies only to U.S. Holders that acquire ordinary shares in this offering, hold such ordinary shares as “capital assets” (within the meaning of Section 1221 of the Code) and that have the U.S. dollar as their functional currency. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), the U.S. Treasury regulations promulgated thereunder, administrative rulings of the IRS and judicial decisions, each as in effect as of the date hereof. All of the foregoing authorities are subject to change or differing interpretations, possibly with retroactive effect, and any such change or differing interpretation could affect the tax consequences described below. This discussion is for general purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may be relevant to holders with respect to their ownership and disposition of ordinary shares. Accordingly, it is not intended to be, and should not be construed as, tax advice. This summary does not address any consequences under any U.S. federal tax laws other than those pertaining to the income tax (e.g., estate or gift taxes), any alternative minimum tax consequences, any consequences under the Medicare tax imposed at 3.8% on certain investment income, any withholding required pursuant to the Foreign Account Tax Compliance Act of 2010 (including the U.S. Treasury regulations promulgated thereunder and intergovernmental agreements entered into in connection therewith) or any state, local or non-U.S. tax consequences.

The following discussion also does not address U.S. federal income tax consequences that may be relevant to a U.S. Holder in light of such holder’s particular circumstances or to U.S. Holders subject to special rules under the U.S. federal income tax laws such as:

•	banks and other financial institutions;

•	regulated investment companies, real estate investment trusts and grantor trusts;

•	insurance companies;

•	broker-dealers;

•	traders in securities that elect to mark to market;

•	tax-exempt entities or any individual retirement account or Roth IRA as defined in Sections 408 and 408A of the Code, respectively;

•	U.S. expatriates;

•	persons holding our ordinary shares as part of a straddle, hedging, constructive sale, conversion or other integrated transaction;

•	persons that actually or constructively own 10% or more of the voting power or value of our stock;

•	persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States or persons that are not U.S. Holders (as defined below);

•	persons who acquired our ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation; or

•

partnerships or other pass-through entities or arrangements treated as such (or persons holding our ordinary shares through partnerships or other pass-through entities or arrangements treated as such).

PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of an ordinary share that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust if (1) the administration of the trust is subject to the primary supervision of a court within the United States and one or more U.S. persons have authority to control all substantial decisions of the trust, or (2) a valid election is in effect under applicable U.S. Treasury regulations to treat the trust as a U.S. person.

The tax treatment of a partner in a partnership or other entity or arrangement taxable as a partnership for U.S. federal income tax purposes that holds our ordinary shares generally will depend on such partner’s status and the activities of the partnership.

Distributions

Subject to the passive foreign investment company, or PFIC, rules discussed below, the gross amount of distributions made with respect to our ordinary shares (including the amount of any foreign taxes withheld therefrom, if any) generally will be includable in a U.S. Holder’s gross income, in accordance with such U.S. Holder’s method of accounting for U.S. federal income tax purposes, as dividend income, to the extent that such distributions are paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. We do not plan to compute earnings and profits under U.S. federal income tax principles, however, and as a result, U.S. Holders should expect that all distributions made with respect to our ordinary shares will be treated as dividends. Dividends on our ordinary shares will not be eligible for the dividends-received deduction allowed under the Code to U.S. Holders that are corporations.

With respect to non-corporate U.S. Holders, dividends on our ordinary shares may qualify as “qualified dividend income,” which is eligible for reduced rates of taxation provided that (1) we are eligible for the benefits of the income tax treaty between the United States and the federal republic of Germany or with respect to any dividend paid on shares of stock which are readily tradable on an established securities market in the United States, (2) we are not a PFIC (as discussed below) for either the taxable year in which the dividend was paid or the preceding taxable year, (3) the U.S. Holder satisfies certain holding period requirements, and (4) the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. U.S. Holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares. We expect that the ordinary shares will be listed on NASDAQ, which is an established securities market in the United States, and we expect the ordinary shares to be readily tradable on NASDAQ. However, there can be no assurance that the ordinary shares will be considered readily tradable on an established securities market in the United States in later years.

The amount of any distribution on our ordinary shares paid in foreign currency will be equal to the U.S. dollar value of such currency on the date such distribution is includible in income by the recipient, regardless of whether the payment is in fact converted into U.S. dollars at that time. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

Foreign withholding tax (if any) paid on dividends on our ordinary shares at the rate applicable to a U.S. Holder (taking into account any applicable income tax treaty) may, subject to limitations and conditions, be treated as foreign income tax eligible for credit against such U.S. Holder’s U.S. federal income tax liability under the U.S. foreign tax credit rules or, at such holder’s election, eligible for deduction in computing such holder’s U.S. federal taxable income. Dividends paid on our ordinary shares will generally constitute foreign source income and generally will be considered “passive category” income in computing the foreign tax credit allowable to U.S. Holders under U.S. federal income tax laws. However, if we are a “United States-owned foreign corporation,” solely for foreign tax credit purposes, a portion of the dividends allocable to our U.S. source earnings and profits may be re-characterized as U.S. source. A “United States-owned foreign corporation” is any foreign corporation in which U.S. persons own, directly or indirectly, 50% or more (by vote or by value) of the stock. In general, United States-owned foreign corporations with less than 10% of earnings and profits attributable to sources within the United States are excepted from these rules. We are currently a United States-owned foreign corporation. As a result, so long as 10% or more of our earnings and profits are attributable to sources within the United States, a portion of the dividends allocable to our U.S. source earnings and profits will be treated as U.S. source, and, as such, a U.S. Holder may not be able to offset any foreign tax withheld as a credit against U.S. federal income tax imposed on that portion of the dividends unless the U.S. Holder has foreign source income or gain in the same category from other sources. The rules governing the treatment of foreign taxes imposed on a U.S. Holder and foreign tax credits are complex, and U.S. Holders should consult their tax advisors about the impact of these rules in their particular situations.

Sale or other taxable disposition of our ordinary shares

Subject to the PFIC rules discussed below, upon a sale or other taxable disposition of ordinary shares, a U.S. Holder will generally recognize a capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on such disposition and such U.S. Holder’s adjusted tax basis in such ordinary shares. Any such gain or loss generally will be U.S. source gain or loss and will be treated as long-term capital gain or loss if the U.S. Holder’s holding period for such ordinary shares exceeds one year. Non-corporate U.S. Holders (including individuals) generally will be subject to U.S. federal income tax on long-term capital gain at preferential rates. The deductibility of capital losses is subject to significant limitations.

If the consideration received for our ordinary shares is paid in foreign currency, the amount realized will be the U.S. dollar value of the payment received translated at the spot rate of exchange on the date of disposition. If our ordinary shares are treated as traded on an established securities market and the relevant U.S. Holder is either a cash basis taxpayer or an accrual basis taxpayer who has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the Internal Revenue Service), such holder will determine the U.S. dollar value of the amount realized in a foreign currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. If our ordinary shares are not treated as traded on an established securities market, or the relevant U.S. Holder is an accrual basis taxpayer that is not eligible to or does not elect to determine the amount realized using the spot rate on the settlement date, such U.S. Holder will recognize foreign currency gain or loss to the extent of any difference between the U.S. dollar amount realized on the date of disposition (as determined above) and the U.S. dollar value of the currency received at the spot rate on the settlement date. A U.S. Holder’s initial tax basis in our ordinary shares generally will equal the cost of such ordinary shares. If a U.S. Holder used foreign currency to purchase our ordinary shares, the cost of our ordinary shares will be the U.S. dollar value of the foreign currency purchase price on the date of purchase. If our ordinary shares are treated as traded on an established securities market and the relevant U.S. Holder is either a cash basis taxpayer or an accrual basis taxpayer who has made the special election described above, such holder will determine the U.S. dollar value of the cost of such ordinary shares by translating the amount paid at the spot rate of exchange on the settlement date of the purchase.

Passive Foreign Investment Company

Notwithstanding the foregoing, certain adverse U.S. federal income tax consequences could apply to a U.S. Holder if we are treated as a PFIC for any taxable year during which such U.S. Holder holds ordinary shares. We would be classified as a PFIC for any taxable year if, after the application of certain look-through rules, either: (1) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Code), or (2) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, “passive income” generally includes dividends, interest, royalties, rents, annuities, gains from commodities and securities transactions, net gains from the sale or exchange of property producing such passive income, net foreign currency gains and amounts derived by reason of the temporary investment of funds raised in this offering of ordinary shares. Even if we otherwise meet the PFIC test described above, we may nevertheless not be considered a PFIC for our start-up year if certain conditions are met.

Based on the bases of our assets, the anticipated market price of our ordinary shares in this offering, the expected market price of our ordinary shares following this offering and the composition of our income, assets and operations, we do not expect to be treated as a PFIC for U.S. federal income tax purposes for the current taxable year or in the foreseeable future. However, the application of the PFIC rules to us may be subject to ambiguity. In addition, this is a factual determination that must be made annually after the close of each taxable year. Therefore, there can be no assurance that we will not be classified as a PFIC for the current taxable year or for any future taxable year.

If we were classified as a PFIC for any taxable year during which a U.S. Holder held ordinary shares, such holder would be subject to special tax rules with respect to any “excess distribution” that it receives in respect of our ordinary shares and any gain it realizes from a sale or other disposition (including a pledge) of our ordinary shares, unless such holder makes a “mark-to-market” election as discussed below. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for our ordinary shares;

•

the amount allocated to the current taxable year, and any taxable year in such holder’s holding period prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and

•

the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

In addition, dividend distributions made to such holder will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “Distributions.”

A U.S. Holder will be required to make an annual filing with the Internal Revenue Service if such holder holds our ordinary shares in any year in which we are classified as a PFIC.

If we are a PFIC for any year during which a U.S. Holder holds our ordinary shares, we generally will continue to be treated as a PFIC with respect to such holder for all succeeding years during which the holder holds our ordinary shares. If we cease to be a PFIC, such a U.S. Holder may be able to avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to our ordinary shares. If such election is made, the U.S. Holder will be deemed to have sold the ordinary shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain from such deemed sale would be subject to the consequences described above. After the deemed sale election, the U.S. Holder’s ordinary shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

If a U.S. Holder is eligible to and does make a mark-to-market election, such holder generally will include as ordinary income the excess, if any, of the fair market value of our ordinary shares at the end of each taxable year over their adjusted basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of our ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Any gain recognized on the sale or other disposition of our ordinary shares will be treated as ordinary income. The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in the applicable U.S. Treasury regulations. U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to their ownership of our ordinary shares.

A timely election to treat us as a qualified electing fund under the Code would result in an alternative treatment. However, we do not intend to prepare or provide the information that would enable U.S. Holders to make a qualified electing fund election.

The U.S. federal income tax rules relating to PFICs are complex. Prospective U.S. investors are urged to consult their own tax advisers with respect to the application of the PFIC rules to their investment in the ordinary shares.

U.S. information reporting and backup withholding

Dividend payments with respect to our ordinary shares and proceeds from the sale, exchange or redemption of our ordinary shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number on a properly completed Internal Revenue Service Form W-9 or otherwise properly establishes an exemption from backup withholding. U.S. Holders who are required to establish their exempt status may be required to provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, if any, and such holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund and furnishing any required information to the Internal Revenue Service.

Foreign financial asset reporting

Individuals that own “specified foreign financial assets” with an aggregate value in excess of certain threshold amounts are generally required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (1) stocks and securities issued by non-U.S. persons, (2) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties, and (3) interests in foreign entities. Our ordinary shares may be subject to these rules. Additionally, under certain circumstances, an entity may be treated as an individual for purposes of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of this requirement to their ownership of our ordinary shares.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE IMPORTANT TO YOU. EACH PROSPECTIVE PURCHASER SHOULD CONSULT ITS TAX ADVISOR ABOUT THE TAX CONSEQUENCES OF AN INVESTMENT IN OUR ORDINARY SHARES UNDER THE INVESTOR’S CIRCUMSTANCES.

Underwriting

We are offering the ordinary shares described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC is acting as book-running manager of the offering and as representative of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of ordinary shares listed next to its name in the following table:

Name	Number of Shares

J.P. Morgan Securities LLC

Total

The underwriters are committed to purchase all the ordinary shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the ordinary shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $                 per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $                 per share from the initial public offering price. After the initial offering of the shares to the public, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to                  additional ordinary shares from us and the Selling Shareholders to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional ordinary shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per ordinary share less the amount paid by the underwriters to us per ordinary share. The underwriting fee is $                 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $                 .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any of our ordinary shares or securities convertible into or exchangeable or exercisable for any of our ordinary shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any ordinary shares or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of ordinary shares or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC for a period of 180 days after the date of this prospectus.

Our Selling Shareholders, our controlling shareholder, members of our senior management and our board members will have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with certain exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC, (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any of our ordinary shares or any securities convertible into or exercisable or exchangeable for our ordinary shares (including, without limitation, ordinary shares or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the ordinary shares or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any of our ordinary shares or any security convertible into or exercisable or exchangeable for our ordinary shares.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We will apply to have our ordinary shares approved for listing/quotation on              under the symbol “TRVG.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling ordinary shares in the open market for the purpose of preventing or retarding a decline in the market price of the ordinary shares while this offering is in progress. These stabilizing transactions may include making short sales of the ordinary shares, which involves the sale by the underwriters of a greater number of ordinary shares than they are required to purchase in this offering, and purchasing ordinary shares on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the ordinary shares, including the imposition of penalty bids. This means that if the representative of the underwriters purchase ordinary shares in the open market in stabilizing transactions or to cover short sales, the representative can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the ordinary shares or preventing or retarding a decline in the market price of the ordinary shares, and, as a result, the price of the ordinary shares may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on             , in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our ordinary shares. The initial public offering price will be determined by negotiations between us and the representative of the underwriters. In determining the initial public offering price, we and the representative of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representative;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our ordinary shares, or that the shares will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no offer of shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 150 or, if the Relevant Member State has not implemented the relevant provision of the 2010 PD Amending Directive, 100, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representative; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall require the company or the representative to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representative has been obtained to each such proposed offer or resale.

The company, the representative and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to prospective investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”).

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as a basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to prospective investors in Canada

The ordinary shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ordinary shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to prospective investors in Switzerland

The ordinary shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the ordinary shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the company, the ordinary shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of ordinary shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of ordinary shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of ordinary shares.

Notice to prospective investors in Japan

The ordinary shares have not been and will not be registered under the Japanese Financial Instruments and Exchange Act. Accordingly, the ordinary shares may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to prospective investors in Hong Kong

The ordinary shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the ordinary shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to prospective investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of ordinary shares may not be circulated or distributed, nor may the ordinary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ordinary shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(A.)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(B.)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ordinary shares pursuant to an offer made under Section 275 of the SFA except:

(A.)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(B.)	where no consideration is or will be given for the transfer;

(C.)	where the transfer is by operation of law;

(D.)	as specified in Section 276(7) of the SFA; or

(E.)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Other relationships

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Expenses of the offering

We estimate that our expenses in connection with this offering, other than underwriting discounts and commissions, will be as follows:

(in thousands)	Amount
U.S. Securities and Exchange Commission registration fee	$	*
FINRA filing fee		*
Exchange listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous costs		*

Total	$	*

*	To be filed by amendment.

All amounts in the table are estimates except for the U.S. Securities and Exchange Commission registration fee, the listing fee for              and the FINRA filing fee. We will pay all of the expenses of this offering.

Legal matters

The validity of our ordinary shares will be passed upon for us by             . Certain other matters of Dutch law will be passed upon for us by NautaDutilh N.V. Certain matters of U.S. federal law will be passed upon for us by Latham & Watkins (London) LLP. Certain matters of U.S. federal law relating to this offering will be passed upon for the underwriters by Goodwin Procter LLP.

Experts

The consolidated financial statements of trivago GmbH as of December 31, 2015 and 2014 and for each of the two years in the period ended December 31, 2015 appearing in this prospectus and registration statement have been audited by Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance on such report given on the authority of such firm as experts in accounting and auditing.

Enforcement of civil liabilities

We are a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands. Our senior management and members of our board are non-residents of the United States. The majority of our assets and the assets of these persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against them or us in U.S. courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States.

The United States and the Netherlands currently do not have a treaty providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized or enforceable in the Netherlands. In order to obtain a judgment which is enforceable in the Netherlands, the party in whose favor a final and conclusive judgment of the U.S. court has been rendered will be required to file its claim with a court of competent jurisdiction in the Netherlands.

Under current practice, the courts of the Netherlands may be expected to render a judgment in accordance with the judgment of the relevant foreign court, provided that such judgment (i) is a final judgment and has been rendered by a court which has established its jurisdiction vis-à-vis the relevant Dutch Companies or Dutch Company, as the case may be, on the basis of internationally accepted grounds of jurisdiction, (ii) has not been rendered in violation of elementary principles of fair trial, (iii) is not contrary to the public policy of the Netherlands, and (iv) is not incompatible with (a) a prior judgment of a Netherlands court rendered in a dispute between the same parties, or (b) a prior judgment of a foreign court rendered in a dispute between the same parties, concerning the same subject matter and based on the same cause of action, provided that such prior judgment is capable of being recognized in the Netherlands.

Dutch courts may deny the recognition and enforcement of punitive damages or other awards. Moreover, a Dutch court may reduce the amount of damages granted by a U.S. court and recognize damages only to the extent that they are necessary to compensate actual losses or damages. Enforcement and recognition of judgments of U.S. courts in the Netherlands are solely governed by the provisions of the Dutch Civil Procedure Code. If no leave to enforce is granted, claimants must litigate the claim again before a Dutch competent court.

Where you can find more information

We have filed with the U.S. Securities and Exchange Commission a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy reports and other information filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our board members and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We will send our transfer agent a copy of all notices of shareholders’ meetings and other reports, communications and information that are made generally available to shareholders. The transfer agent has agreed to mail to all shareholders a notice containing the information (or a summary of the information) contained in any notice of a meeting of our shareholders received by the transfer agent and will make available to all shareholders such notices and all such other reports and communications received by the transfer agent.

Index to consolidated financial statements

trivago GmbH

Consolidated financial statements

As of and for the years ended December 31, 2015 and 2014

Report of independent registered public accounting firm

The Managing Directors and Shareholders of trivago GmbH

We have audited the accompanying consolidated balance sheets of trivago GmbH and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive income, members’ equity and cash flows for each of the two years in the period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of trivago GmbH and subsidiaries at December 31, 2015 and 2014, and the consolidated results of its their operations and their cash flows for each of the two years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

/s/ Marcus Senghaas	/s/ Nicole Dietl
Wirtschaftsprüfer	Wirtschaftsprüferin
(German Public Auditor)	(German Public Auditor)

Ernst & Young GmbH

Wirtschaftsprüfungsgesellschaft

Cologne, Germany

September 8, 2016

trivago GmbH

Consolidated statements of operations

	Year ended December 31,
(in thousands)	2015	2014
Revenue	€298,842	€209,137
Revenue from related party	194,241	100,195

Total revenue	493,083	309,332
Costs and expenses:
Cost of revenue, including related party(1)	2,946	1,443
Selling and marketing(1)	461,219	286,234
Technology and content(1)	28,693	15,388
General and administrative(1)	18,065	6,536
Amortization of intangible assets	30,030	30,025

Operating income (loss)	(47,870)	(30,294)
Other income (expense)
Interest expense	(147)	(11)
Other, net	(2,667)	(1,435)

Total other income (expense), net	(2,814)	(1,446)

Income (loss) before income taxes	(50,684)	(31,740)
Benefit for income taxes	(11,318)	(8,644)

Net loss	(39,366)	(23,096)
Net (income) loss attributable to noncontrolling interests	239	—

Net loss attributable to trivago GmbH	€(39,127)	€(23,096)

(1) Includes share-based compensation as follows:
Cost of revenue, including related party	€238	€—
Selling and marketing	3,360	1,052
Technology and content	4,545	1,207
General and administrative	5,986	123

See notes to trivago GmbH consolidated financial statements

trivago GmbH

Consolidated statements of comprehensive income (loss)

	Year ended December 31,
(in thousands)	2015	2014
Net loss	€(39,127)	€(23,096)

Other comprehensive loss
Currency translation adjustments	(166)	—

Total other comprehensive loss	(166)	—

Comprehensive loss	(39,293)	(23,096)
Less: Comprehensive loss attributable to noncontrolling interests	393	—

Comprehensive loss attributable to trivago GmbH	€(38,900)	€(23,096)

See notes to trivago GmbH consolidated financial statements

trivago GmbH

Consolidated balance sheets

	As of December 31,
(in thousands)	2015	2014

ASSETS

Current assets:
Cash	€17,556	€6,142
Restricted cash	685	501
Accounts receivable, less allowance of €251 and €661 at December 31, 2015 and 2014, respectively	19,748	17,150
Accounts receivable, related party	23,605	7,884
Prepaid expenses and other current assets	2,340	4,246

Total Current Assets	63,934	35,923

Property and equipment, net	12,853	4,007
Other long-term assets	936	862
Long-term tax receivable	—	1,666
Intangible assets, net	189,909	219,901
Goodwill	490,360	487,954

TOTAL ASSETS	€757,992	€750,313

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accounts payable	€26,263	€12,860
Income taxes payable	256	280
Short-term debt	20,000	—
Members’ liability	13,377	631
Related party payable (Note 9 and 15)	7,129	1,039
Accrued expenses and other current liabilities	2,721	680

Total current liabilities	69,746	15,490

Deferred income taxes	57,994	68,438
Other long-term liabilities	5,896	151
Long-term tax liability	—	1,666
Commitments and contingencies (Note 14)
Redeemable noncontrolling interests	2,076	—
Members’ equity:
Subscribed capital	48	38
Reserves	695,871	701,856
Contribution from parent	55,529	52,703
Accumulated other comprehensive income (loss)	(12)	—
Retained earnings (Accumulated deficit)	(129,156)	(90,029)

Total members’ equity	622,280	664,568

TOTAL LIABILITIES AND MEMBERS’ EQUITY	€757,992	€750,313

See notes to trivago GmbH consolidated financial statements

trivago GmbH

Consolidated statements of members’ equity

(in thousands)	Subscribed capital	Reserves	Retained earnings (accumulated deficit)	Accumulated other comprehensive income (loss)	Contribution from parent	Total members’ equity
Balance at January 1, 2014	€38	€700,105	€(66,933)	€—	€51,197	€684,407
Net loss			(23,096)			(23,096)
Other comprehensive income (net of tax)						—
Contribution from parent					1,506	1,506
Share-based compensation expense		1,751				1,751

Balance at December 31, 2014	€38	€701,856	€(90,029)	€—	€52,703	€664,568

Net loss (excludes €239 of net loss attributable to redeemable noncontrolling interest)			(39,127)			(39,127)
Other comprehensive loss (net of tax)				(12)		(12)
Adjustment to the fair value of redeemable noncontrolling interests		(239)				(239)
Issue of subscribed capital, options granted	10					10
Contribution from parent					2,826	2,826
Share-based compensation expense		(5,746)				(5,746)

Balance at December 31, 2015	€48	€695,871	€(129,156)	€(12)	€55,529	€622,280

See notes to trivago GmbH consolidated financial statements.

trivago GmbH

Consolidated statements of cash flows

	Year ended December 31,
(in thousands)	2015	2014

Operating activities:
Net loss	€(39,366)	€(23,096)
Adjustments to reconcile net loss to net cash used:
Depreciation (property and equipment and internal-use software and website development)	2,649	1,400
Amortization of intangible assets	30,030	30,025
Share-based compensation (See Note 9)	14,129	2,382
Deferred income taxes	(10,444)	(9,315)
Foreign exchange (gain) loss	960	1,554
Bad debt (recovery) expense	(410)	408
Non-cash charge, contribution from parent	2,826	1,506

Changes in operating assets and liabilities, net of effects from businesses acquired:
Accounts receivable	(18,540)	(10,710)
Prepaid expense and other assets	1,656	27
Accounts payable	13,102	6,930
Accrued expenses and other liabilities	2,418	(2,354)
Taxes payable/receivable, net	(25)	1,873

Net cash (used in)/provided by operating activities	(1,015)	630

Investing activities:
Acquisition of business, net of cash acquired	(286)	(897)
Capital expenditures, including internal-use software and website development	(6,224)	(3,726)

Net cash used in investing activities	(6,510)	(4,623)

Financing activities:
Payment of loan to members	(7,129)	—
Payment of loan to related party	(1,039)	—
Proceeds from issuance of loan from related party	7,129	1,039
Proceeds from issuance of credit facility	20,000	—
Proceeds from exercise of members’ equity awards	10	—

Net cash provided by financing activities	18,971	1,039

Effect of exchange rate changes on cash	(32)	105

Net increase (decrease) in cash	11,414	(2,849)
Cash at beginning of year	6,142	8,991

Cash at end of year	€17,556	€6,142

Supplemental cash flow information:
Cash paid for interest	€100	€11
Cash paid for taxes	751	2,100

Non-cash investing activities:
Fixed assets-related payable	306	53
Capitalization of construction in process related to build-to-suit lease	4,852	—

See notes to trivago GmbH consolidated financial statements.

Trivago GmbH

Notes to consolidated financial statements

1. Organization and basis of presentation

Description of business

trivago GmbH (“trivago” the “Company,” “us,” “we” and “our”) and its subsidiaries offer online meta-search for hotels by facilitating consumers’ search for hotel accommodation, through online travel agents (“OTAs”), hotel chains and independent hotels. Our search-driven marketplace, delivered on websites and apps, provides users with a tailored search experience via our proprietary matching algorithms. We employ a ‘cost-per-click’ (or “CPC”) pricing structure, allowing advertisers to control their own return on investment and the volume of lead traffic we generate for them.

Basis of presentation

During 2013, Expedia, Inc. (the “Parent”; “Expedia”) completed the purchase of a 63% share capital in the Company. In addition, the purchase agreement contains certain put/call rights whereby Expedia may acquire and the minority shareholders of the Company may sell to Expedia up to 50% and 100% of the minority shares of the Company at fair value during two windows, the first of which opened in the first quarter of 2016 and the second opens in 2018 (see Note 18—Subsequent Events). These financial statements reflect Expedia’s basis of accounting due to the change in control in 2013 when Expedia acquired a majority ownership in trivago, as we elected the option to apply pushdown accounting in the period in which the change in control event occurred.

Expedia incurs certain costs on behalf of trivago. The consolidated financial statements of trivago reflect the allocation to trivago of certain Expedia corporate expenses (see Note 15 – Related Parties for further information). We recorded all corporate allocation charges from Expedia within our consolidated statement of income operations and as a contribution from parent within the consolidated statement of members’ equity. Our management believes that the assumptions underlying the consolidated financial statements are reasonable. However, this financial information does not necessarily reflect the future financial position, results of operations and cash flows of trivago, nor does it reflect what the historical financial position, results of operations and cash flows of trivago would have been had we been a stand-alone company during the periods presented.

Seasonality

We experience seasonal fluctuations in the demand for our services as a result of seasonal patterns in travel. For example, our revenue is generally highest in the second and third quarters of each year. Our revenue typically decreases in the fourth quarter. We generally expect to experience higher profits in the second half of the year as we typically have higher marketing expenses in the first half of the year in advance of high travel seasons. Seasonal fluctuations affecting our revenue also affect the timing of our cash flows. We typically receive payment for referrals within 30 days of the referral. Therefore, our cash flow varies seasonally with a slight lag to our revenue, and is significantly affected by the timing of our advertising spending. The continued growth of our offerings in countries and areas where seasonal travel patterns vary may influence the typical trend of our seasonal patterns in the future.

2. Significant accounting policies

Consolidation

Our consolidated financial statements include the accounts of trivago, our wholly-owned subsidiaries, and entities we control. We record noncontrolling interest in our consolidated financial statements to recognize the minority ownership interest in our consolidated subsidiaries. Noncontrolling interest in the earnings and losses of consolidated subsidiaries represent the share of net income or loss allocated to members or partners in our consolidated entities, which includes the noncontrolling interest share of net income or loss from our redeemable noncontrolling interest entities.

Noncontrolling interests with shares redeemable at the option of the minority holders in myhotelshop and base7 have been included in redeemable noncontrolling interests. We classify the redeemable noncontrolling interest as a mezzanine equity below non-current liabilities in our consolidated financial statements. See Note 11—Redeemable noncontrolling interests for further discussion.

Accounting estimates

We use estimates and assumptions in the preparation of our consolidated financial statements in accordance with accounting principles generally accepted in the United States (“GAAP”). Our estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of our consolidated financial statements. These estimates and assumptions also affect the reported amount of net income or loss during any period. Our actual financial results could differ significantly from these estimates. The significant estimates underlying our consolidated financial statements include revenue recognition; intangible assets and goodwill; redeemable noncontrolling interests; acquisition purchase price allocations; and share-based compensation.

Revenue recognition

We recognize revenue from services rendered when the following four revenue recognition criteria are met: persuasive evidence of an arrangement exists, services have been rendered, the price is fixed or determinable and collectability is reasonably assured.

Revenue is generated each time a visitor to one of our websites or apps clicks on a hotel room offer in our search results and is referred to one of our advertisers. Advertisers pay on a per referral basis, with the aforementioned visitor click-through being considered a single referral. Given the nature of the industry, it is not unusual for referrals to be generated from automated scripts designed to browse and collect data on our websites. However, review processes are in place to identify anomalies to ensure revenue recognition is appropriate. Pricing is determined through a competitive bidding process whereby advertisers bid on their placement priority for a specific room offer within each room listing. Bids can be placed as often as daily, and changes in bids are applied on a prospective basis on the following day. Additionally, an insignificant portion of our revenue is generated through subscription-based services earned through myhotelshop and trivago Hotel Manager Pro applications. This revenue is recognized ratably over the subscription period with deferred revenue recognized upon receipt of payment in advance of revenue recognition.

Restricted cash

Restricted cash primarily consists of funds held as guarantees in connection with corporate leases and funds held in escrow accounts in the event of default on corporate credit card statements. The carrying value of restricted cash approximates its fair value.

Accounts receivable

Accounts receivable are generally due within thirty days and are recorded net of an allowance for doubtful accounts. We determine our allowance by considering a number of factors, including the length of time trade accounts receivable are past due, previous loss history, a specific customer’s ability to pay its obligations to us, and the condition of the general economy and industry as a whole.

Property and equipment, net including software and website capitalization

We record property and equipment at cost, net of accumulated depreciation and amortization. We compute depreciation using the straight-line method over the estimated useful lives of the assets, which is generally three to five years for computer equipment, capitalized software development and furniture and other equipment. We amortize leasehold improvement using the straight-line method, over the shorter of the estimated useful life of the improvement or the remaining term of the lease, the majority of which will be fully amortized through 2018.

Certain direct development costs associated with website and internal-use software are capitalized during the application development stage. Capitalized costs include external direct costs of services and payroll costs (including share-based compensation). The payroll costs are for employees devoting time to the software development projects principally related to website and mobile app development, including support systems, software coding, designing system interfaces and installation and testing of the software. These costs are recorded as property and equipment and are generally amortized over a period of three years beginning when the asset is ready for use. Costs incurred for enhancements that are expected to result in additional features or functionality are capitalized and amortized over the estimated useful life of the enhancements, which is generally a period of three years. Costs incurred during the preliminary project stage, as well as maintenance and training costs, are expensed as incurred.

Leases

We lease office space in several countries under non-cancelable lease agreements. We generally lease our office facilities under operating lease agreements. We recognize rent expense on a straight-line basis over the lease period. Any lease incentives are recognized as reductions of rental expense on a straight-line basis over the term of the lease. The lease term begins on the date we become legally obligated for the rent payments or when we take possession of the office space, whichever is earlier.

We establish assets and liabilities for the estimated construction costs incurred under lease arrangements where we are considered the owner for accounting purposes only, or build-to-suit leases, to the extent that we are involved in the construction of structural improvements or take construction risk prior to commencement of a lease.

In July 2015, we entered into a lease for a new corporate headquarters. Pursuant to the lease, the Landlord will build a 25,900 square meter office building in Dusseldorf, Germany. As a result of our involvement in the construction project and our responsibility for paying a portion of the costs of normal finish work and structural elements of the premises, the Company was deemed for accounting purposes to be the owner of the premises during the construction period pursuant to build to suit lease accounting guidance under ASC 840. Therefore, the Company recorded project construction costs during the construction period incurred by the landlord as a construction-in-progress asset and a related construction financing obligation on our consolidated balance sheets. The amounts that the Company has paid or incurred for normal tenant improvements and structural improvements had also been recorded to the construction-in-progress asset.

We have bifurcated our lease payments pursuant to the premises into: a portion that is allocated to the building (a reduction to the financing obligation); and a portion that is allocated to the land on which the building was constructed. The portion of the lease obligations allocated to the land is treated as an operating lease that commenced in July 2015. We have recorded €0.9 million of land rent expense for the year ended December 31, 2015 in connection with this lease.

Business combinations

We assign the value of the consideration transferred to acquire a business to the tangible assets and identifiable intangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. Any excess purchase price over the fair value of the net tangible and intangible assets acquired is allocated to goodwill. When determining the fair values of assets acquired and liabilities assumed, management makes significant estimates and assumptions, especially with respect to intangible assets. Critical estimates in valuing certain intangible assets include but are not limited to future expected cash flows from customer relationships and discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.

Recoverability of goodwill and indefinite-lived intangible assets

Goodwill is assigned to our single reporting unit, which is expected to benefit from the synergies of the business combinations in which such goodwill was generated as of the acquisition date. We assess goodwill and indefinite-lived assets, neither of which are amortized, for impairment annually as of October 1, or more frequently, if events and circumstances indicate that an impairment may have occurred. In the evaluation of goodwill for impairment, we typically first perform a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than the carrying amount. If so, we perform a quantitative assessment and compare the fair value of the reporting unit to the carrying value. If the carrying value of a reporting unit exceeds its fair value, the goodwill of that reporting unit is potentially impaired and we proceed to step two of the impairment analysis. In step two of the analysis, we will record an impairment loss equal to the excess of the carrying value of the reporting unit’s goodwill over its implied fair value should such a circumstance arise. Periodically, we may choose to forgo the initial qualitative assessment and perform quantitative analysis to assist in our annual evaluation.

We generally base our measurement of fair value of our single reporting unit on a blended analysis of the present value of future discounted cash flows and market valuation approach. The discounted cash flows model indicates the fair value of the reporting unit based on the present value of the cash flows that we expect the reporting unit to generate in the future. Our significant estimates in the discounted cash flows model include: our weighted average cost of capital; and long-term rate of growth and profitability of our business. The market valuation approach indicates the fair value of the business based on a comparison of the Company to comparable publicly traded firms in similar lines of business. Our significant estimates in the market approach model include identifying similar companies with comparable business factors, such as size, growth, profitability, risk and return on investment and assessing comparable revenue and operating income multiples in estimating the fair value of the reporting unit.

We believe the weighted use of discounted cash flows and market approach is the best method for determining the fair value of our reporting unit because these are the most common valuation methodologies used within the travel and internet industries; and the blended use of both models compensates for the inherent risks associated with either model if used on a stand-alone basis.

In our evaluation of our indefinite-lived intangible assets, we typically first perform a qualitative assessment to determine whether the fair value of the indefinite-lived intangible assets is more likely than not impaired. If so, we perform a quantitative assessment and an impairment charge is recorded for the excess of the carrying value of the indefinite-lived intangible assets over the fair value. We base our measurement of the fair value of our indefinite-lived intangible assets, which consist of trade name, trademarks, and domain names using the relief-from-royalty method. This method assumes that the trade name and trademarks have value to the extent that their owner is relieved of the obligation to pay royalties for the benefits received from them. As with goodwill, periodically, we may choose to forgo the initial qualitative assessment and perform quantitative analysis in our annual evaluation of indefinite-lived intangible assets.

Recoverability of intangible assets with definite lives and other long-lived assets

Intangible assets with definite lives and other long-lived assets are carried at cost and are amortized on a straight-line basis over their estimated useful lives of generally less than seven years. We review the carrying value of long-lived assets or asset groups, including property and equipment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Factors that would necessitate an impairment assessment include a significant adverse change in the extent or manner in which an asset is used, a significant adverse change in legal factors or the business climate that could affect the value of the asset, or a significant decline in the observable market value of an asset, among others. If such facts indicate a potential impairment, we would assess the recoverability of an asset group by determining if the carrying value of the asset group exceeds the sum of the projected undiscounted cash flows expected to result from the use and eventual disposition of the assets over the remaining economic life of the primary asset in the asset group. If the recoverability test indicates that the carrying value of the asset group is not recoverable, we will estimate the fair value of the asset group using appropriate valuation methodologies which would typically include an estimate of discounted cash flows. Any impairment would be measured as the difference between the asset groups carrying amount and its estimated fair value.

Income taxes

We record income taxes under the liability method. Deferred tax assets and liabilities reflect our estimation of the future tax consequences of temporary differences between the carrying amounts of assets and liabilities for book and tax purposes. We determine deferred income taxes based on the differences in accounting methods and timing between financial statement and income tax reporting. Accordingly, we determine the deferred tax asset or liability for each temporary difference based on the enacted tax rates expected to be in effect when we realize the underlying items of income and expense. We consider many factors when assessing the likelihood of future realization of our deferred tax assets, including our recent earnings experience by jurisdiction, expectations of future taxable income, and the carryforward periods available to us for tax reporting purposes, as well as other relevant factors. We may establish a valuation allowance to reduce deferred tax assets to the amount we believe is more likely than not to be realized. Due to inherent complexities arising from the nature of our businesses, future changes in income tax law, tax sharing agreements or variances between our actual and anticipated results of operations, we make certain judgments and estimates. Therefore, actual income taxes could materially vary from these estimates.

We account for uncertain tax positions based on a two-step process of evaluating recognition and measurement criteria. The first step assesses whether the tax position is more likely than not to be sustained upon examination by the tax authority, including resolution of any appeals or litigation, based on the technical merits of the position. If the tax position meets the more likely than not criteria, the portion of the tax benefit greater than 50% likely to be realized upon settlement with the tax authority is recognized in the financial statements. Interest and penalties related to uncertain tax positions are classified in the financial statements as a component of income tax expense.

Presentation of taxes in the statements of operations

We present taxes that we collect from advertisers and remit to government authorities on a net basis in our consolidated statements of operations.

Foreign currency translation and transaction gains and losses

Certain of our operations outside of the Eurozone use the local currency as their functional currency. We translate revenue and expense at average exchange rates during the period and assets and liabilities at the exchange rates as of the consolidated balance sheet dates and include such foreign currency translation gains and losses as a component of other comprehensive income. Due to the nature of our operations and our corporate structure, we also have subsidiaries that have significant transactions in foreign currencies other than their functional currency. We record transaction gains and losses in our consolidated statements of operations related to the recurring remeasurement and settlement of such transactions.

Advertising expense

We incur advertising expense consisting of offline costs, including television and radio advertising, as well as online advertising expense to promote our brands. We expense the production costs associated with advertisements in the period in which the advertisement first takes place. We expense the costs of communicating the advertisement (e.g., television airtime) as incurred each time the advertisement is shown. These costs are included in selling and marketing expense in our consolidated statement of operations. For the years ended December 31, 2015 and 2014, our advertising expense was €432.2 million and €271.2 million, respectively. As of December 31, 2015 and 2014, we had €3.8 million and €4.5 million, respectively, of prepaid marketing expenses included in prepaid expenses and other current assets.

Share-based compensation

We measure the fair value of share options as of the grant date if equity treatment is applied, using the Black-Scholes option pricing model. The valuation model incorporates various assumptions including expected volatility of equity, expected term and risk-free interest rates. As we do not have a trading history for our ordinary shares, the expected share price volatility for our ordinary share was estimated by taking the average historic price volatility for industry peers based on daily price observations over a period commensurate to the expected term. We base our expected term assumptions on the terms and conditions of the employee share option agreements; scheduled exercise windows. Additionally, the share price assumption used in the model is based upon a valuation of trivago’s shares as of the grant date utilizing a blended analysis of the present value of future discounted cash flows and a market valuation approach. We amortize the fair value to the extent the awards qualify for equity treatment, net of estimated forfeitures, over the vesting term on a straight-line basis. The majority of our share options vest between one and three years and have a contractual terms that align with prescribed liquidation windows.

We classify certain employee option awards as liabilities when we deem it not probable that the employees holding the awards will bear the risk and rewards of stock ownership for a reasonable period of time. We remeasure these instruments at fair value at the end of each reporting period using a Black-Scholes option pricing model which relies upon an estimate of the fair value of trivago’s shares as of the reporting date which is determined using a blended approach as discussed above. Upon settlement of these awards, our total share-based compensation expense recorded from grant date to settlement date will equal the settlement amount.

Estimates of fair value are not intended to predict actual future events or the value ultimately realized by employees who receive these awards, and subsequent events are not indicative of the reasonableness of our original estimates of fair value. In determining the estimated forfeiture rates for share-based awards, we consider the actual number of share-based awards that have been forfeited to date as well as those expected to be forfeited in the future.

Fair value recognition, measurement and disclosure

The carrying amounts of cash and restricted cash reported on our consolidated balance sheets approximate fair value as we maintain them with various high-quality financial institutions. The accounts receivable are short-term in nature and are generally settled shortly after the sale.

We disclose the fair value of our financial instruments based on the fair value hierarchy using the following three categories:

Level 1—Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2—Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3—Valuations based on unobservable inputs reflecting the Company’s own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Certain risks and concentration of credit risk

Our business is subject to certain risks and concentrations including dependence on relationships with advertisers, dependence on third-party technology providers, and exposure to risks associated with online commerce security. Our concentration of credit risk relates to depositors holding the Company’s cash and customers with significant accounts receivable balances.

Our customer base includes primarily online travel agencies and hoteliers. We perform ongoing credit evaluations of our customers and maintain allowances for potential credit losses. We generally do not require collateral or other security from our customers. Expedia, our majority shareholder, and its affiliates represent 39% and 32% of our revenue for the years ended December 31, 2015 and 2014, respectively, and 55% and 31% of total accounts receivable as of December 31, 2015 and 2014, respectively. Priceline.com and its affiliates represent 27% and 28% of revenues for the years ended December 31, 2015 and 2014 and 21% and 27% of total accounts receivable as of December 31, 2015 and 2014, respectively.

Contingent liabilities

We have legal matters outstanding, as discussed further in Note 14—Commitments and Contingencies. Periodically, we review the status of all significant outstanding matters to assess the potential financial exposure. When (i) it is probable that an asset has been impaired or a liability has been incurred and (ii) the amount of the loss can be reasonably estimated, we record the estimated loss in our consolidated statements of operations. We provide disclosure in the notes to the consolidated financial statements for loss contingencies that do not meet both of these conditions if there is a reasonable possibility that a loss may have been incurred that would be material to the financial statements. Significant judgment is required to determine the probability that a liability has been incurred and whether such liability is reasonably estimable. We base accruals made on the best information available at the time which can be highly subjective. The final outcome of these matters could vary significantly from the amounts included in the accompanying consolidated financial statements. See Note 14—Commitments and Contingencies.

Adoption of new accounting pronouncements

In November 2015, the FASB issued an ASU that simplified the presentation of deferred taxes by requiring all deferred tax assets and liabilities to be classified as noncurrent on the balance sheet. Under the previous practice, the requirement was to separate deferred taxes into current and noncurrent amounts on the balance sheet. The new standard does not affect the requirement to offset deferred tax assets and liabilities for each taxpaying component within a tax jurisdiction. We elected to early adopt for the current reporting period ending December 31, 2015 on a retrospective basis. Other than the revised balance sheet presentation of deferred income tax assets and liabilities, the adoption of this standard did not have an effect on our consolidated financial statements.

Recent accounting policies not yet adopted

In May 2014, the FASB issued an ASU amending revenue recognition guidance and requiring more detailed disclosures to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. In August 2015, the FASB issued an ASU deferring the effective date of the revenue standard so it would be effective for annual and interim reporting periods beginning after December 15, 2017, with early adoption prohibited for accounting periods beginning before December 15, 2016. We are in the process of evaluating the impact of the adoption of this new guidance on our consolidated financial statements.

In January 2016, the FASB issued new guidance related to accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. In addition, the FASB clarified guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The new standard is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. We are in the process of evaluating the impact of adopting this new guidance on our consolidated financial statements.

In February 2016, the FASB issued new guidance related to accounting and reporting guidelines for leasing arrangements. The new guidance requires entities that lease assets to recognize assets and liabilities on the balance sheet related to the rights and obligations created by those leases regardless of whether they are classified as finance or operating leases. Consistent with current guidance, the recognition, measurement, and presentation of expenses and cash flows arising from a lease primarily will depend on its classification as a finance or operating lease. The guidance also requires new disclosures to help financial statement users better understand the amount, timing and uncertainty of cash flows arising from leases. This guidance is effective for annual and interim reporting periods beginning after December 15, 2018. Early adoption is permitted and should be applied using a modified retrospective approach. We are in the process of evaluating the impact of adopting this new guidance on our consolidated financial statements.

In March 2016, the FASB issued new guidance related to accounting for share-based payments. The updated guidance changes how companies account for certain aspects of share-based payments awards to employees, including the accounting for income taxes, forfeitures, and statuatory tax withholding requirements, as well as classification in the statement of cash flows. The guidance is effective for annual and interim reporting periods beginning after December 15, 2016, with early adoption permitted. We are in the process of evaluating the impact of adopting this new guidance on our consolidated financial statements.

In August 2016, the FASB issued new guidance intended to reduce diversity in practice as it relates to how certain transactions are classified in the statement of cash flows, as previous guidance was either omitted or unclear. The new standard is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. We are in the process of evaluating the impact of adopting this new guidance on our consolidated financial statements.

3. Acquisitions

On August 5, 2015, we completed the acquisition of a 52.3% equity interest in base7booking.com Sarl (“base7”), a cloud based property management service provider, for total purchase consideration of €2.1 million in cash. The acquisition provides us access to the Company’s workforce and the “know-how” regarding base7’s all-in-one property management system which creates opportunity to enhance trivago’s direct marketing.

On July 16, 2015, we completed the acquisition of a 61.3% equity interest in myhotelshop GmbH (“myhotelshop”), a marketing manager, for total purchase consideration of €0.6 million consisting of cash and the settlement of pre-existing debt at the closing of the acquisition. The acquisition provides trivago direct relationships with independent hotels through the myhotelshop portal.

The acquisitions of base7 and myhotelshop provide us the opportunity to enhance our strategic marketing capabilities as we intend to integrate the workforce and independent hotel relationships acquired with ours in order to deliver an overall better customer experience to our customer base.

On December 19, 2014, we completed the acquisition of a 100% equity interest in Rheinfabrik, for a total purchase consideration of €1.0 million in cash. The acquisition provides us a talent base of employees skilled in the Android and iOS app development.

The purchase price from our acquisitions was allocated to the fair value of assets acquired and liabilities assumed as follows:

	Year ended December 31,
(in thousands)	2015	2014
Goodwill	€2,583	€859
Identifiable intangible assets:
Customer relationships	38	—
Net assets acquired(1)	2,224	180
Redeemable noncontrolling interest	(2,230)	—

Total purchase consideration	€2,615	€1,039

(1)	Includes cash acquired of €2.4 million and €0.1 million in 2015 and 2014, respectively.

The identifiable intangible asset relates to the customer relationships acquired as part of the myhotelshop acquisition. The fair value was estimated using the multi-period-excess-earnings method of the income approach (“Level 3” on the fair value hierarchy). Under this method, an intangible asset’s fair value is equal to the present value of the after-tax cash flows (excess earnings) attributable solely to the intangible asset over its remaining useful life. To calculate fair value, we estimated the present value of cash flows discounted at rates commensurate with the inherent risks associated with each type of asset. We believe that the level and timing of cash flows appropriately reflect market participant assumptions.

The goodwill of €2.6 million and €0.9 million for acquisitions in the years ended December 31, 2015 and 2014, respectively, is primarily attributable to assembled workforce and operating synergies. The goodwill has been allocated to our one operating segment and is not expected to be deductible for tax purposes.

The fair value of the noncontrolling interest was estimated to be €2.2 million at the time of acquisition. In addition, the purchase agreement of myhotelshop and base7 each contain certain put/call rights whereby we may acquire, and the minority shareholders may sell to us, the minority shares of the company at fair value beginning in 2018. As the noncontrolling interest is redeemable at the option of the minority holders, we classified the balance as redeemable noncontrolling interest with future changes in the fair value above the initial basis recorded as charges or credits to retained earnings (or additional paid-in capital in absence of retained earnings).

Acquisition-related costs of €0.8 million and €0.2 million have been recognized in the statement of operations as general and administrative expenses for the years ended December 31, 2015 and 2014, respectively.

The acquired companies have been consolidated into our financial statements on the acquisition date. We have recognized €1.4 million in revenue and €0.5 million in operating losses for the year ended December 31, 2015 for base7 and myhotelshop. Revenue and operating loss recognized in 2014 for Rheinfabrik is not significant.

Combined Pro forma Information

Supplemental information on an unaudited combined pro forma basis, as if the acquisitions had been consummated on January 1, 2014, is presented as follows:

	Year ended December 31,
(in thousands)	2015	2014
Revenue	€494,387	€311,076
Net loss	€(39,359)	€(22,973)

4. Fair value measurement

The redeemable noncontrolling interest is measured at fair value on a recurring basis as of December 31, 2015 and classified using the fair value hierarchy in the table below:

	As of December 31, 2015
(in thousands)	Total	Level 1	Level 2	Level 3

Redeemable noncontrolling interest
Put/call option	€2,076	€—	€—	€2,076

Total mezzanine equity	€2,076	€—	€—	€2,076

See Note 11—Redeemable noncontrolling interests for further information on the fair value of the put/call option classified as Level 3. As of December 31, 2015, the carrying value of the revolving line of credit approximates fair value. For the years ended December 31, 2015 and 2014 we had no financial assets classified as Level 2 or 3. See Note 2—Significant accounting policies for more information.

5. Property and equipment, net

	As of December 31,
(in thousands)	2015	2014
Capitalized software and software development costs	€4,517	€2,221
Computer equipment	5,186	2,561
Furniture and fixtures	1,963	1,057
Office equipment	394	284
Leasehold improvements	964	249

Subtotal	13,024	6,372
Less: accumulated depreciation	5,024	2,365
Construction in process	4,853	—

Property and equipment, net	€12,853	€4,007

As of December 31, 2015 and 2014, our internally developed capitalized software development costs, net of accumulated amortization, were €1.9 million and €0.9 million, respectively. For the years ended December 31,

2015 and 2014, we recorded amortization of capitalized software development costs of €0.5 million and €0.2 million, respectively, which is included in technology and content expenses within the consolidated statements of operations.

In June 2015, we signed a contract to build our new future corporate headquarters in Dusseldorf, Germany. The Company was deemed to be the owner of the premises during the construction period under build-to-suit lease accounting guidance under ASC 840. Therefore, a construction-in-progress asset and a related construction financing obligation were recorded on our consolidated balance sheets. The building assets are included in construction in process and will begin depreciating when the costs incurred related to the build out of the headquarters are complete and the normal tenant improvements are ready for their intended use, which is expected to be in 2018.

6. Goodwill and intangible assets, net

The following table presents our goodwill and intangible assets as of December 31, 2015 and 2014:

	As of December 31,
(in thousands)	2015	2014
Goodwill	€490,360	€487,954
Intangible assets with definite lives, net	20,409	50,401
Intangible assets with indefinite lives	169,500	169,500

Total	€680,269	€707,855

Impairment Assessments

As of December 31, 2015 and 2014, we had no accumulated impairment losses of goodwill or indefinite-lived intangible assets.

Goodwill

The following table presents the changes in goodwill:

(in thousands)	Goodwill
Balance as of January 1, 2014	€487,095
Additions	859

Balance as of December 31, 2014	487,954
Additions	2,583
Foreign exchange translation	(177)

Balance as of December 31, 2015	€490,360

For the years ended December 31, 2015 and 2014, the additions to goodwill relate to our acquisitions as described in Note 3—Acquisitions.

Indefinite-lived Intangible Assets

Our indefinite-lived intangible assets relate principally to trade names, trademarks and domain names.

Intangible Assets with Definite Lives

The following table presents the components of our intangible assets with definite lives as of December 31, 2015 and 2014:

	As of December 31, 2015			As of December 31, 2014
(in thousands)	Cost	(Accumulated amortization)	Net	Cost	(Accumulated amortization)	Net
Customer relationships	€38	€(5)	€33	—	—	—
Partner relationships	34,220	(24,055)	10,165	34,220	(15,500)	18,720
Technology	59,780	(56,030)	3,750	59,780	(36,104)	23,676
Non-compete agreement	10,800	(4,339)	6,461	10,800	(2,795)	8,005

Total	€104,838	€(84,429)	€20,409	€104,800	€(54,399)	€50,401

Amortization expense was €30.0 million for each of the years ended December 31, 2015 and December 31, 2014. The estimated future amortization expense related to intangible assets with definite lives as of December 31, 2015, assuming no subsequent impairment of the underlying assets, is as follows:

(in thousands)	Amortization
2016	€13,857
2017	3,163
2018	1,553
2019	1,546
2020	290

Total	€20,409

7. Debt—credit facility

We maintain a €50.0 million uncommitted credit facility at an interest rate of LIBOR + 1% per annum, which is guaranteed by Expedia, Inc., that may be terminated at any time by the lender. As of December 31, 2015, we had €20.0 million in borrowings outstanding on the consolidated balance sheet classified as a short-term debt based on the lender’s ability to terminate the facility at any time. We had no amounts drawn under the credit facility as of December 31, 2014.

8. Employee benefit plans

For defined contribution plans, trigavo pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. We have no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. The amount of expense recognized for defined contribution pension plans was not material for the years ended December 31, 2015 and 2014.

9. Share-based awards and other equity instruments

Option issuance

In connection with the controlling-interest acquisition of trivago by Expedia in 2013, certain outstanding trivago employee options as of the acquisition date were replaced with new trivago employee option awards exercisable into trivago Class A shares. The replacement awards were exchanged at acquisition date fair value and maintained their original service-based vesting schedule and strike price of €1. The original service-based vesting period for these awards are between one and three years. The options also contained conditions which allowed holders to put underlying shares to Expedia (and for which Expedia Inc. can call) during prescribed liquidity windows in 2016 and 2018, however holders are required to exercise options and hold underlying shares for a reasonable period of time prior to liquidation in order to participate in the risks and rewards of equity ownership. Of the 887 option awards outstanding as January 1, 2014, 858 option awards were replaced at the time of Expedia’s acquisition of a controlling interest and the remaining were additional grants in 2013 which contained similar provisions as the replacement awards.

77 and 180 Class A employee share options were granted in 2015 and 2014, respectively. Additionally, 62,178 Class B employee share options were granted in 2015 which have economic and voting rights that are 1/1000 of a Class A option. Class A and Class B are presented as the same class of shares and Class B option awards are presented in terms of Class A equivalents. The majority of the employee share options granted in 2015 and 2014 had strike prices of €1 and the remaining were granted with strike prices which approximated the 2013 acquisition date fair value of trivago shares. All option awards granted in 2014 and 2015 contain service based vesting provisions between two and three years. The shares subscribed for underlying the grants in 2015 and 2014 are eligible to participate in prescribed liquidity events originally scheduled to occur in 2016, 2018 and 2020. Options granted with exercise prices in excess of €1 are not expected to participate in the risks and rewards of ownership for a reasonable period of time and are therefore accounted for as liability awards.

In the third quarter of 2015, 484 Class A equivalent trivago employee option awards were exercised for nominal proceeds. The underlying shares were held by employees in order to participate in the 2016 liquidity window. See Note 18—Subsequent events. Upon exercise of these options, trivago paid employees’ personal tax liability related to the option exercise collateralized by the underlying shares and to be repaid by employees from 2016 liquidation proceeds. As the proceeds of €7.1 million were funded by Expedia, trivago recognized a related party payable for this amount which will be repaid to Expedia in 2016 at the time of the liquidation. trivago’s extension of this nonrecourse loan to employees triggered an accounting modification and changed the classification of the awards from equity to liability accounting treatment, resulting in a one-time modification charge of €7.3 million and subsequent liability accounting treatment requiring remeasurement to fair value at each reporting period until settlement in 2016. The shareholder loan receivable is netted within the members’ liability balance which reflects the value of the liability awards, net of the loan.

trivago option plan

We may grant share options and other share-based awards to directors, officers, employees and consultants. We issue new shares to satisfy the exercise or release of share-based awards.

The following table presents a summary of our share option activity:

	As of December 31, 2015
	Options	Weighted average exercise price	Remaining contractual life	Aggregate intrinsic value
			(In years)
Balance as of January 1, 2014	887	€1
Granted	180	€9,974

Balance as of December 31, 2014	1,067	€1,683
Granted	139	€3,871
Exercised	484	€1

Balance as of December 31, 2015	722	€3,239	1.97	€36,187

Exercisable as of December 31, 2015	495	€1,197	1.84	€39,263

Vested and expected to vest after December 31, 2015	722	€3,239	1.97	€36,187

As discussed above, the options legally exercised in 2015 were subject to an accounting modification that changed their classification from equity to liability awards. These awards remain subject to variable accounting treatment through their settlement date in June 2016. The total intrinsic value of share options exercised was €16.2 million for the year ended December 31, 2015. There were no exercises in 2014.

Of the outstanding options at December 31, 2015, 130 Class A and 7 Class B options (in terms of Class A equivalents options) are subject to liability accounting. As of December 31, 2014, 100 Class A option awards are subject to liability accounting.

During the two years ended December 31, 2015 and 2014, we awarded share options as our only form of share-based compensation. The fair value of share options granted during the years ended December 31, 2015 and 2014 were estimated at the date of grant using the Black-Scholes option-pricing model, assuming the following weighted average assumptions:

	Year ended December 31,
	2015	2014
Risk-free interest rate	1.31%	1.31%
Expected volatility	46%	46%
Expected life (in years)	1.82	2.98
Dividend yield	0%	0%
Weighted-average estimated fair value of options granted during the year	€29,496	€22,689

In 2015 and 2014, we recognized total share-based compensation expense of €14.1 million and €2.4 million, respectfully. The total income tax benefit related to share-based compensation expense was €0 and €0 for 2015 and 2014. Additionally, €103 thousand and €8 thousand of share-based compensation cost was capitalized in 2015 and 2014 as part of software development costs.

Cash received from share-based award exercises for the years ended December 31, 2015 and 2014 was €10 thousand and €0, respectfully.

As of December 31, 2015, there was approximately €3.9 million of unrecognized share-based compensation expense, net of estimated forfeitures, which are estimated to be nil, related to unvested share-based awards subject to equity treatment, which is expected to be recognized in expense over a weighted-average period of 2.2 years.

10. Income taxes

The following table summarizes our income tax expense/(benefit):

	Year ended December 31,
(in thousands)	2015	2014
Current income tax expense:
Germany	€(1,032)	€628
Other countries	158	43

Current income tax expense	(874)	671
Deferred income tax (benefit) expense:
Germany	€(10,444)	€(9,315)
Other countries	—	—

Deferred income tax (benefit) expense:	(10,444)	(9,315)

Income tax expense (benefit)	€(11,318)	€(8,644)

Reconciliation of German statutory income tax rate to effective income tax rate

The following table summarizes our income (loss) before income taxes allocated to Germany and to other countries:

	Year ended December 31,
(in thousands)	2015	2014

Germany	€(50,446)	€(32,033)
Other countries	(238)	293

Income (loss) before income taxes	€(50,684)	€(31,740)

A reconciliation of amounts computed by applying the German statutory income tax rate to income from continuing operations before income taxes to total income tax expense (benefit) is as follows:

	Year ended December 31,
(in thousands)	2015	2014

Income (loss) before income taxes	€(50,684)	€(31,740)
Income tax expense at German tax rate (31.23%)	(15,829)	(9,912)
Foreign rate differential	34	(11)

Expected tax expense (benefit)	(15,795)	(9,923)
Tax effect from:
Non-deductible share-based compensation	4,409	744
Non-deductible corporate costs	882	470
Changes in uncertain tax positions	€(1,666)	—
Other permanent differences	852	65

Income tax expense (benefit)	€(11,318)	€(8,644)

Our effective tax rate was 22.3% in 2015 and 27.2% in 2014. This is mainly due to non-deductible share-based compensation of (pre-tax) €14.1 million in 2015 and €2.4 million in 2014. Furthermore, corporate costs were pushed down from Expedia (pre-tax; €2.8 million for 2015 and € 1.5 million for 2014), which are non-deductible for tax purposes.

Uncertain tax positions

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

	As of December 31,
(in thousands)	2015	2014

Balance, beginning of year	€1,666	€1,545
Reductions due to lapsed statute of limitations during current year	(1,666)
Interest and penalties	—	121

Balance, end of year	€—	€1,666

In 2013, an uncertain tax position was provided for related to the deductibility of certain compensation payments in 2010 and 2011. In 2015, a tax audit was finalized for the years 2009 through to 2012. This resulted in a full release of the uncertain tax position.

Deferred income taxes

In November 2015, the FASB issued Accounting Standards Update 2015-17. To simplify the presentation of deferred income taxes, the amendments in ASU 2015-17 require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The Company early adopted ASU 2015-17 as of December 31, 2015 and applied the standard retrospectively to all deferred tax liabilities and assets in all periods presented.

The classification of deferred tax assets and liabilities pre-adoption of ASU 2015-17 would have been as follows:

	As of December 31,
(in thousands)	2015	2014
Current deferred tax assets	€1,277	€249
Non-current deferred tax assets	—	—
Current deferred tax liabilities	—	—
Non-current deferred tax liabilities	59,271	68,687

Deferred tax asset/(liability)	€(57,994)	€(68,438)

As of December 31, 2015 and 2014, the significant components of our deferred tax assets and deferred tax liabilities were as follows:

	As of December 31,
(in thousands)	2015	2014
Deferred tax assets:
Prepaid expense and other current assets	€683	€81
Accounts payable, other	456	—
Net operating loss and tax credit carryforwards	110	—
Other	750	440

Total deferred tax assets	1,998	521
Less valuation allowance	(98)	—

Net deferred tax assets	1,900	521
Deferred tax liabilities:
Intangible assets, net	59,301	68,664
Property and equipment	594	226
Other	—	29

Total deferred tax liabilities	59,894	68,960

Net deferred tax asset/(liability)	€(57,994)	€(68,438)

As of December 31, 2015, we had net operating loss carryforwards (“NOLs”) of approximately €0.4 million (€0 as of December 31, 2014). These NOLs are related to myhotelshop, which was acquired in 2015 and had existing NOLs. These NOLs may be carried forward indefinitely. However, if certain substantial changes in the entity’s ownership occur, there could be a limitation on the amount of the carryforward(s) that could be utilized.

We have a valuation allowance €0.1 million of as of December 31, 2015 (no valuation allowance as of December 31, 2014), resulting in a net change of €0.1 million. The valuation allowance relates fully to the myhotelshop NOLs.

The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period change, or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as our projections for growth.

The total cumulative amount of undistributed earnings related to investments in certain foreign subsidiaries where the foreign subsidiary has or will invest undistributed earnings indefinitely was insignificant (below €0.1 million) as of December 31, 2015 and therefore we have not provided for deferred income taxes on this taxable temporary difference. In the event we distribute such earnings in the form of dividends or otherwise, these would be tax exempt for all investments located in Europe. Any capital gains on the sale of participations would be 95% exempt under German tax law.

The Company is subject to audit by federal, state, local and foreign income tax authorities. The German tax authorities have finalized their tax audit of trivago’s German federal income tax returns for the periods ended December 31, 2009 through December 31 2012 and no material corrections were identified. Currently, there are no tax returns for trivago or subsidiaries under audit. As of December 31, 2015, for trivago and its subsidiaries, statute of limitations for tax years 2013 through 2015 remain open to examination by German tax authorities.

11. Redeemable noncontrolling interests

Noncontrolling interest exists in entities majority owned by us, which are carried at fair value as the noncontrolling interests contain certain rights, whereby we may acquire and the minority shareholders may sell to us the additional shares of the companies. A reconciliation of redeemable noncontrolling interest for the year ended December 31, 2015 is as follows:

(in thousands)	As of December 31, 2015

Balance, beginning of the period	€—
Acquisition of redeemable noncontrolling interest	2,230
Net loss attributable to noncontrolling interests	(239)
Fair value adjustments through members’ equity	239
Currency translation adjustments and other	(154)

Balance, end of period	€2,076

We had no redeemable noncontrolling interest for the year ended December 31, 2014.

For information on redeemable noncontrolling interest acquired during 2015, see Note 3—Acquisitions.

The fair value of the redeemable noncontrolling interest has been adjusted by €239 thousand for the net loss attributable to noncontrolling interest. A fair value adjustment has been recorded of €239 thousand to reflect the fair value of the noncontrolling interest for the year ended December 31, 2015.

12. Members’ equity

Subscribed capital

The shareholders and their shares in the subscribed capital is as follows as of December 31, 2015, in full Euros:

A Shares:
Expedia Lodging Partner Services S.á r.l., Geneva, Switzerland	€24,036	50%
Rolf Schrömgens, Düsseldorf	7,337	15%
Peter Vinnemeier, Düsseldorf	5,489	11%
Malte Siewert, Düsseldorf	1,273	3%
Employees	475	1%
B Shares:
Employees	9,164	20%

	€47,774	100%

See Note 9 - Share-based awards and other equity instruments for a description of the exercise of employee share options.

Reserves

Reserves primarily represents the effects of pushdown accounting applied due to the change in control in 2013. See Note 1—Organization and basis of presentation.

Accumulated other comprehensive income (loss)

Accumulated other comprehensive income represents foreign currency translation adjustments and the change year over year is primarily due to the acquisition of base7, a Switzerland based company. See Note 3—Acquisitions and Note 11—Redeemable noncontrolling interests.

Contribution from parent

The beginning contribution from parent balance represents the pushdown of share-based compensation expense from Expedia. The change year over year is a result of the Expedia corporate expenses allocated to trivago. See Note 1—Organization and basis of presentation.

13. Other, net

For the years ended December 31, 2015 and 2014, Other, net were made up of the following: (i) foreign exchanges rate gains (losses) due to the revaluation of foreign currency receivables and payables, (ii) the reversal of an indemnification asset related to an uncertain tax position and the related interest—See Note 10—Income taxes. The components are as follows:

	Year ended December 31,
(in thousands)	2015	2014
Foreign exchange rate gains (losses), net	€(1,006)	€(1,558)
Indemnification asset and related interest	(1,661)	123

Total	€(2,667)	€(1,435)

14. Commitments and contingencies

Credit facility, purchase obligations and guarantees

We have commitments and obligations that include a credit facility and purchase commitments, which could potentially require our payment in the event of demands by third parties or contingent events. Commitments and obligations as of December 31, 2015 were as follows:

	By period
(in thousands)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Credit facility	€20,000	€20,000	€—	€—	€—
Purchase obligations	36,097	25,603	10,494	—	—

	€56,097	€45,603	€10,494	€—	€—

Our purchase obligations represent minimum obligations we have under agreements with certain of our vendors and marketing partners. These minimum obligations are less than our projected use for those periods. Payments may be more than the minimum obligations based on actual use.

In addition, our redeemable noncontrolling interest in myhotelshop and base7 contains certain put/call rights whereby we may acquire and the minority shareholders may sell to us the minority shares of the Company. See Note 3 —Acquisitions for further information.

Lease commitments

We have contractual obligations in the form of operating leases for office space and related office equipment. Certain leases contain periodic rent escalation adjustments and renewal options. Rent expense related to such leases is recorded on a straight-line basis over the lease term. Lease obligations expire at various dates through 2038. For the years ended December 31, 2015 and 2014, our rental expense was €3.3 million and €2.2 million, respectively.

We have operating lease agreements that require us to decommission physical space for which we have not yet recorded an asset retirement obligation. Due to the uncertainty of specific decommissioning obligations, timing and related costs, we cannot reasonably estimate an asset retirement obligation for these properties and we have not recorded a liability at this time for such properties.

The following table presents our estimated future minimum rental payments under operating leases with noncancelable lease terms that expire after December 31, 2015:

(in thousands) Year ended December 31,
2016	€4,066
2017	4,035
2018	5,225
2019	8,324
2020	6,799
2021 and thereafter	44,088

Total	€72,537

Legal proceedings

In the ordinary course of business, we are a party to various lawsuits. Management does not expect these lawsuits to have a material impact on the liquidity, results of operations, or financial condition of trivago. We also evaluate other potential contingent matters, including value-added tax, excise tax, sales tax, transient occupancy or accommodation tax and similar matters. As of December 31, 2015 and 2014 there were no material contingent matters or lawsuits.

15. Related party transactions

Relationship with Expedia, Inc.

We have commercial relationships with Expedia and many of its affiliated brands, including Brand Expedia, Hotels.com, Orbitz, Travelocity, Wotif and Venere. These are oral arrangements or arrangements terminable at will or upon three to seven days’ prior notice by either party and on customary commercial terms that enable Expedia’s brands to advertise on our platform, and we receive payment for users we refer to them. We are also party to a letter agreement pursuant to which Expedia refers traffic to us when a particular hotel or region is unavailable on the applicable Expedia website. Related-party revenue from Expedia of €194.2 million and €100.2 million for the years ended December 31, 2015 and 2014, respectively, primarily consists of click through fees and other advertising services provided to Expedia and its subsidiaries. These amounts are recorded at contract value, which we believe is a reasonable reflection of the value of the services provided. Related-party revenue represented 39% and 32% of our total revenue for the years ended December 31, 2015 and 2014, respectively.

Our operating expenses include a related-party shared services fee, which is comprised of allocations from Expedia for legal, tax, treasury, audit, corporate development and certain server hosting costs and includes an allocation of employee compensation within these functions. These expenses were allocated based on a number of factors including headcount, estimated time spent and operating expenses which trivago considers reasonable estimates. These amounts may have been different had trivago operated as an unaffiliated entity.

The related party trade receivable balances with Expedia and its subsidiaries reflected in our consolidated balance sheets as of December 31, 2015 and 2014 were €23.6 million and €7.9 million, respectively. The related party trade payable balances with Expedia and its subsidiaries reflected in our consolidated balance sheets as of December 31, 2015 and 2014 were €7.1 and €1.0 million, respectfully.

Guarantee

On September 5, 2014, we entered into a €50.0 million uncommitted credit facility with Bank of America Merrill Lynch International Ltd. at an interest rate of LIBOR + 1.0% per annum, and the entire facility was guaranteed by Expedia, Inc. As of December 31, 2015, we had €20.0 million outstanding under this facility.

On July 23, 2015, we entered into an agreement to design and build our new headquarters building in Dusseldorf, Germany. As part of that agreement, Expedia has guaranteed certain payments due by trivago under the contract which are expected to commence on May 31, 2017. The guarantee by Expedia ends upon receipt of a bank guarantee by trivago, but in any case not later than December 31, 2018.

Loan from Expedia

In 2014, Expedia issued a loan of €1.0 million to trivago in conjunction with trivago’s acquisition of Rheinfabrik in 2014. The loan was subsequently repaid by trivago during 2015. See Note 3—Acquisitions.

Services agreement

On May 1, 2013, we entered into an Assets Purchase Agreement, pursuant to which Expedia purchased certain computer hardware and software from us, and a Data Hosting Services Agreement, pursuant to which Expedia provides us with certain data hosting services relating to all of the servers we use that are located within the United States. Either party may terminate the Data Hosting Services Agreement upon 30 days’ prior written notice. For each of the years ended December 31, 2015 and 2014, we paid Expedia €21 thousand annually for these data hosting services.

16. Segment information

We have one operating segment, which is also our reportable segment, trivago for the years ended December 31, 2015 and 2014. We determined our operating segments based on how our chief operating decision makers manage our business, make operating decisions and evaluate operating performance. Our primary operating metric is Adjusted EBITDA.

Geographic information

Revenue by geographic area is attributed based on the geographic location of our legal entities. A majority of our revenues are recorded to our German legal entity for the years ended December 31, 2015 and 2014. There are no material revenues in any other legal entity for the years ended December 31, 2015 and 2014.

The following table presents property and equipment, net for Germany and all other countries, as of December 31, 2015 and 2014:

	As of December 31,
(in thousands)	2015	2014

Property and equipment, net
Germany	€12,676	€3,905
All other countries	177	102

	€12,853	€4,007

17. Valuation and qualifying accounts

The following table presents the changes in our valuation and qualifying accounts.

(in thousands)	Balance of beginning of period	Charges to earnings	Deductions	Balances at end of period

2015
Allowance for doubtful accounts	€661	€241	€(651)	€251

2014
Allowance for doubtful accounts	€253	€624	€(216)	€661

18. Subsequent events

There were certain shares held by trivago employees which were originally awarded in the form of share-based options pursuant to the trivago employee option plan and subsequently exercised by such employees. During the second quarter of 2016, Expedia exercised a call right on these shares and elected to do so at a premium to fair value, which resulted in an incremental share-based compensation charge of approximately $49 million in the second quarter of 2016 pursuant to liability award treatment. The acquisition of these employee minority interests increased Expedia’s ordinary ownership of trivago to 63.49%.

                    Shares

Ordinary Shares

J.P. Morgan

Through and including             , 2016 (25 days after the commencement of this offering), all dealers that buy, sell or trade our ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

Information not required in the prospectus

Item 6. Indemnification of directors and officers

Members of our senior management and board have the benefit of the following indemnification provisions in our Articles of Association:

Current and former board members shall be reimbursed for:

a.	The reasonable costs of conducting a defense against a claim based on acts or failures to act in the exercise of their duties or any other duties currently or previously performed by them at our request;

b.	any damages or fines payable by them as a result of an act or failure to act as referred to under a;

c.	the reasonable costs of appearing in other legal proceedings in which they are involved as current or former board member, with the exception of proceedings primarily aimed at pursuing a claim on their own behalf.

There shall be no entitlement to reimbursement as referred to above if and to the extent that:

a.	a Dutch court or, in the event of arbitration, an arbitrator has established in a final and conclusive decision that the act or failure to act of the person concerned can be characterized as willful, intentionally reckless or seriously culpable conduct, unless Dutch law provides otherwise or this would, in view of the circumstances of the case, be unacceptable according to standards of reasonableness and fairness; or

b.	the costs or financial loss of the person concerned are covered by an insurance and the insurer has paid out the costs or financial loss.

If and to the extent that it has been established by a Dutch court or, in the event of arbitration, an arbitrator in a final and conclusive decision that the person concerned is not entitled to reimbursement as referred to above, he or she shall immediately repay the amount reimbursed by the company.

We also intend to enter into indemnification agreements with each of our senior management and board members upon the consummation of this offering.

The underwriting agreement we will enter into in connection with the offering of ordinary shares being registered hereby provides that the underwriters will indemnify, under certain conditions, our senior management and board members (as well as certain other persons) against certain liabilities arising in connection with this offering.

Item 7. Recent sales of unregistered securities

During the past three years, we have issued and sold the securities described below without registering the securities under the Securities Act. None of these transactions involved any public offering. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions, Regulation D under the Securities Act, Rule 701 under the Securities Act or pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering.

Item 8. Exhibits

(a)	The following documents are filed as part of this registration statement:

1.1*	Form of Underwriting Agreement.

3.1*	Articles of Association of the Registrant currently in effect.

3.2*	Form of Deed of Conversion and Amendment to Articles of Association of the Registrant to be effective prior to the effectiveness of this registration statement.

3.3*	Form of Articles of Association of to be effective prior to the effectiveness of this registration statement.

4.1*	Form of Amended and Restated Shareholder Agreement.

5.1*	Opinion of , counsel of the Registrant, as to the validity of the ordinary shares.

10.1*	Form of Board Member Indemnification Agreement.

10.2	Term Credit Facility by and between trivago GmbH and Bank of America Merrill Lynch International Ltd., dated September 5, 2014, as amended December 19, 2014.

10.3*	Lease Agreement between BF Real I.S. / DB Real Estate Immobilienverwaltung Objekte and trivago GmbH, dated March 1, 2015.

10.4*	English translation of Commercial Lease Agreement between Warburg-Henderson Kapitalanlagegesellschaft für Immobilien mbH and trivago GmbH, dated September 15, 2011.

10.5*	English translation of Commercial Lease Agreement between Allianz Sky Office Düsseldorf and trivago GmbH, dated November 26, 2013.

10.6	English translation of Lease Agreement between Jupiter EINHUNDERTVIERUNDFÜNFZIG GmbH and trivago GmbH, dated July 23, 2015.

10.7	Data Hosting Services Agreement by and between Expedia, Inc. and trivago GmbH, dated May 1, 2013.

21.1*	List of subsidiaries.

23.1*	Consent of Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft.

23.2*	Consent of Latham & Watkins (London) LLP, counsel of the Registrant (included in Exhibit 5.1).

24.1*	Powers of attorney (included on signature page to the registration statement).

*	To be filed by amendment

†	Confidential treatment requested as to portions of the exhibit. Confidential materials omitted and filed separately with the Securities and Exchange Commission.

(b)	Financial Statement Schedules

None.

Item 9. Undertakings

The undersigned hereby undertakes:

a.	The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

b.	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 6 of this Registration Statement, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

c.	The undersigned registrant hereby undertakes that:

1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 97(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in     ,      on              , 2016.

TURBO TRAVEL HOLDING B.V.

By:
Name:
Title:

By:
Name:
Title:

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints              and              and each of them, individually, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead in any and all capacities, in connection with this registration statement, including to sign in the name and on behalf of the undersigned, this registration statement and any and all amendments thereto, including post-effective amendments and registrations filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on                     , 2016 in the capacities indicated:

Name	Title

Managing Director (principal executive officer)

Managing Director (principal financial officer and principal accounting officer)

Signature of authorized U.S. representative of registrant

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Turbo Travel Holding B.V. has signed this registration statement on                    , 2016.

By:
Name:
Title:

Exhibit index

The following documents are filed as part of this registration statement:

1.1*	Form of Underwriting Agreement.

3.1*	Articles of Association of the Registrant currently in effect.

3.2*	Form of Deed of Conversion and Amendment to Articles of Association of the Registrant to be effective prior to the effectiveness of this registration statement.

3.3*	Form of Articles of Association of to be effective prior to the effectiveness of this registration statement.

4.1*	Form of Amended and Restated Shareholder Agreement.

5.1*	Opinion of , counsel of the Registrant, as to the validity of the ordinary shares.

10.1*	Form of Board Member Indemnification Agreement.

10.2	Term Credit Facility by and between trivago GmbH and Bank of America Merrill Lynch International Ltd., dated September 5, 2014, as amended December 19, 2014.

10.3*	Lease Agreement between BF Real I.S. / DB Real Estate Immobilienverwaltung Objekte and trivago GmbH, dated March 1, 2015.

10.4*	English translation of Commercial Lease Agreement between Warburg-Henderson Kapitalanlagegesellschaft für Immobilien mbH and trivago GmbH, dated September 15, 2011.

10.5*	English translation of Commercial Lease Agreement between Allianz Sky Office Düsseldorf and trivago GmbH, dated November 26, 2013.

10.6	English translation of Lease Agreement between Jupiter EINHUNDERTVIERUNDFÜNFZIG GmbH and trivago GmbH, dated July 23, 2015.

10.7	Data Hosting Services Agreement by and between Expedia, Inc. and trivago GmbH, dated May 1, 2013.

21.1*	List of subsidiaries.

23.1*	Consent of Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft.

23.2*	Consent of Latham & Watkins (London) LLP, counsel of the Registrant (included in Exhibit 5.1).

24.1*	Powers of attorney (included on signature page to the registration statement).

*	To be filed by amendment

†	Confidential treatment requested as to portions of the exhibit. Confidential materials omitted and filed separately with the Securities and Exchange Commission.